ADP®

2009

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K for Fiscal Year 2009

LETTER TO SHAREHOLDERS

Fiscal 2009 was in many ways the most challenging year of my nearly 35 years at ADP. As we began the fiscal year, we anticipated some level of economic headwinds continuing from the prior year. However, early in fiscal 2009, extreme volatility in the financial markets sparked what became the deepest recession in decades. Businesses across all industries and geographies were impacted in some way by the extraordinary stress in the economy over the past year. As a result, fiscal 2009 was not business as usual for ADP.

- Rising unemployment reduced the number of employees on our clients' payrolls.
- Frozen credit markets and economic uncertainty hindered business spending and fewer new businesses were formed, impacting Employer Services' ability to sell new services. Prospects were still in the pipeline, but spending at many companies, especially larger companies, was virtually frozen and outsourcing decisions were deferred or in many cases just weren't being made at all.
- Historically low interest rates resulted in a lower yield earned on ADP's client fund balances, although our extended investment strategy mitigated the impact.
- Economic contraction resulted in an increase in client losses due to competitive pricing pressure and clients going out of business. As expected, revenues from clients who use multiple ADP solutions were retained at higher rates.
- The level of new car sales in the U.S. dropped to lows not seen in over 20 years, resulting in a spike in auto dealership closings and bankruptcies. Less traffic through dealer showrooms also resulted in lower transaction-based revenues for Dealer Services. Additionally, as many businesses struggled to stay afloat, general uncertainty about the length and depth of the recession resulted in dealerships looking for ways to reduce costs, including dropping non-essential applications.
- As the U.S. dollar strengthened during the year, foreign exchange rates worked against us, reducing revenue growth by about 2 percentage points.

During the year, we took the difficult but necessary actions to right-size the organization and align our expense structure with lower revenue growth.

All that being said, ADP delivered both top and bottom line growth for the year through focused execution on our five-point strategic growth agenda, which consists of:

- Strengthening our core business;
- Growing our differentiated HR Business Process Outsourcing ("BPO") offerings;
- Focusing on international expansion by growing share and improving margins;
- Entering adjacent markets that leverage our core; and
- Expanding pretax margins through increased operating efficiency.

Employer Services

The markets we serve are large and there is still abundant opportunity for ADP to grow and gain market share. The beauty of ADP's recurring revenue business model is that it allows us to continue to invest in strategic platforms, client service resources, and our large direct salesforce even during an economic downturn. As a result of this ongoing investment we have a highly competitive portfolio of solutions to serve any size employer, in nearly any geography, with a breadth of service offerings that is unique in the industry. ADP recently celebrated its sixtieth anniversary but we are far from our golden years. Investments in leading technologies and new platforms have resulted in solutions that are fueling our growth now and well into the future:

- RUN POWERED BY ADP® gives small businesses and accountants, or their clients, the ability to access and process their payroll anytime, anywhere via web access. This solution is already rolled out to over half of our small business distribution network.

- ADP Workforce Now™ and our HR BPO offering have recently been launched in the mid-market and address the market need for integrated, bundled services which include payroll, HR, benefits, and time and labor management.
- Health & Welfare Service Engine for larger organizations, coupled with self-service and state-of-the-art employee call centers, simplifies the ever-complex benefits enrollment process with seamless integration to benefit carriers and payroll records.
- GlobalView® and ADP Streamline® address international employers' needs for standardized payroll reporting and human resource administration worldwide, from a single system, in a common language. We continued our investments in GlobalView in fiscal 2009 with improved implementation and increased geographic presence. To serve multinational companies with small and mid-sized operations we developed ADP Streamline. ADP Streamline leverages our international in-country best-of-breed payroll offerings and provides a single point of contact and data flow for payroll and human resource administration services. We integrated GlobalView and ADP Streamline into a unified ADP offering to provide the benefits of standardized, global reporting to multinational companies with operations of varying sizes around the world.

Additionally, we now offer money movement and tax filing services for our clients in the U.K. and the Netherlands and are in the process of expanding to other European countries. We also grew our presence in China beyond servicing GlobalView client employees by entering the Chinese market, via acquisition, with an in-country offering for both domestic and foreign subsidiary companies.

We sell solutions that businesses of every size need to improve their day-to-day performance. Longer-term, our goal is to grow new sales from 8% to over 10% each year through expansion and increased productivity of our direct salesforce along with continued penetration of alternate distribution channels – telesales, and CPA and banking relationships. The tenure in our salesforce increased during fiscal 2009 and we have maintained previous staffing levels in our salesforce with the exception of reductions related to lower productivity in the small business market.

Dealer Services

Our Dealer Services business also felt the impact of the recession and resulting slowdown in the automotive industry. Dealer Services executed extremely well during a year when new vehicle sales volumes hit 20+ year lows and the pace of dealership closings and consolidations greatly accelerated. Fiscal 2009 was also marked by two of the "Big 3" U.S. auto manufacturers declaring and emerging from bankruptcy. This does not change our positive long-term outlook for Dealer Services as we believe what will emerge is an overall healthier automotive industry - one with fewer North American dealer sites that transact more business per site. We expect Dealer Services will compete very successfully, as it has continued to gain share within the consolidating market and the larger surviving dealerships will need more sophisticated applications to run their businesses. Dealer Services did an excellent job in fiscal 2009 to align their cost structure with current revenue trends while continuing to invest for future growth. We launched the next evolution of our dealer management system, "ADP Drive", which is the technological centerpiece of our solutions portfolio for the future. We continued to expand and gain traction with layered applications, including our front-end retail solutions, and we are the only provider that offers a full suite of retail solutions. Our value proposition and strong manufacturer relationships will enable us to effectively execute this "share of wallet" strategy where we offer services beyond just the dealer management system in order to capture more of a dealer's spend. Additionally, via acquisition we expanded into Russia, Finland, and Eastern Europe, helping to solidify our global footprint and our ability to be a true global provider to large dealer groups and manufacturers.

Management and Board of Directors

ADP's leadership team is strong. During fiscal 2009, we promoted Mike Capone to the new position of corporate vice president and chief information officer, and Ed Flynn to executive vice president Employer Services sales.

During fiscal 2009, Linda R. Gooden was elected to the board of directors. In August 2009, Henry Taub, founder of ADP, and Fred Malek both retired from the board. We thank Fred for his 31 years of guidance and contributions to ADP's success. We are especially grateful for Henry's vision, support, and counsel over these many years and for creating the culture that defines ADP to this day.

The Future

Relative to the pressures on the global economy, I believe ADP is performing quite well. Importantly, our business model is strong and remains intact:

- Our revenues are highly recurring;
- Client revenue life cycles are strong at 9+ years;
- The ability to generate consistent, strong cash flows, high levels of client retention, and low capital expenditure requirements results in excellent margins and the ability to continue to return cash to shareholders; and
- Our prudent and conservative client funds extended investment strategy serves us well during periods of extreme interest rate volatility.

Additionally, ADP is one of a handful of U.S. industrial companies rated AAA by both major credit rating agencies, reflecting the strength of our business model and our financial stability.

I remain optimistic about our longer-term objective to achieve high single-digit annual organic revenue growth, supplemented by acquisitions, with at least 15% earnings per share growth. These longer-term goals are dependent upon growth in new business sales, along with stabilization in the economy. We have positioned ourselves well with a highly competitive solution set and we will continue to invest in market-leading solutions to grow our business. Most importantly, we have highly engaged associates providing excellent service to our clients and a large, tenured salesforce that is well-positioned to leverage the inevitable economic recovery.

GARY C. BUTLER
President & Chief Executive Officer

September 30, 2009

This Letter to Shareholders and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 should be considered in evaluating any forward-looking statements contained herein.

This page is intentionally left blank.

AUTOMATIC DATA PROCESSING, INC.

One ADP Boulevard • Roseland, New Jersey 07068

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

The 2009 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will be held at 10:00 a.m., Tuesday, November 10, 2009 at our corporate headquarters, One ADP Boulevard, Roseland, New Jersey, for the following purposes:

1. to elect a board of directors;
2. to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent certified public accountants for the fiscal year 2010; and
3. to transact any other business that may properly come before the meeting or any adjournment(s) thereof.

Stockholders of record at the close of business on September 11, 2009 are entitled to vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held at that time.

The presence in person and/or the representation by proxy of the holders of record of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. If you do not expect to be present at the meeting, you may vote your shares of stock by phone, via the Internet or by executing and promptly returning the proxy accompanying printed proxy materials in the enclosed envelope, which requires no postage if mailed in the United States.

Admission to the meeting is restricted to stockholders and/or their designated representatives. If your shares are registered in your name and you plan to attend the meeting, your admission ticket will be the top portion of the proxy card. If your shares are in the name of your broker or bank or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement. All stockholders will be required to show valid picture identification. **If you do not have valid picture identification and either an admission ticket or proof of your stock ownership, you will not be admitted to the meeting. For security purposes packages and bags will be inspected and you may be required to check these items. Please arrive early enough to allow yourself adequate time to clear security.**

By order of the Board of Directors

JAMES B. BENSON
Secretary

September 30, 2009
Roseland, New Jersey

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules adopted by the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 30, 2009, we commenced the mailing to our stockholders (other than those who previously requested electronic or paper delivery) of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard • Roseland, New Jersey 07068

TO BE HELD ON NOVEMBER 10, 2009

SOLICITATION AND REVOCATION OF PROXY

The board of directors of Automatic Data Processing, Inc. is soliciting proxies for the forthcoming Annual Meeting of Stockholders. Each stockholder has the power to revoke a proxy at any time prior to voting at the meeting by notifying in writing the company's secretary. The company will bear all expenses in connection with this solicitation. We made this Proxy Statement and the accompanying proxy available to stockholders on or about September 30, 2009.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $.10 per share. At the close of business on September 11, 2009, the record date for determining stockholders entitled to notice of and to vote at the meeting, we had 503,263,519 issued and outstanding shares of common stock (excluding 135,439,150 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our Amended and Restated Certificate of Incorporation and By-Laws and under Delaware law, abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. A non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of all nominees, withheld from all nominees or withheld from specifically identified nominees. Votes that are withheld will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, withheld votes will be excluded entirely and will have no effect on the vote.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the company's independent certified public accountants. Votes may be cast in favor of or against this proposal, or a stockholder may abstain from voting on this proposal. Abstentions will have the effect of a negative vote.

Brokers have the authority to vote shares for which their customers did not provide voting instructions on the election of directors and ratification of the appointment of Deloitte & Touche LLP. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the matters referred to in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Our board of directors has adopted a policy whereby stockholders' proxies are received by our independent tabulators and the vote is certified by independent inspectors of election. Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Directors

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the persons named below (each of whom is now a director) as directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. If any nominee is no longer a candidate at the time of the meeting (a situation that we do not anticipate), proxies will be voted in favor of remaining nominees and may be voted for substitute nominees designated by the board of directors.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Gregory D. Brenneman . . .	47	2001	Chairman of CCMP Capital Advisors, a private equity firm, and Executive Chairman of Quiznos, a national quick-service restaurant chain(1)
Leslie A. Brun.	57	2003	Chairman and Chief Executive Officer of Sarr Group, LLC, a private equity firm(2)
Gary C. Butler.	62	1996	President and Chief Executive Officer of Automatic Data Processing, Inc.(3)
Leon G. Cooperman	66	1991	Chairman and Chief Executive Officer of Omega Advisors, Inc., an investment partnership(4)
Eric C. Fast	60	2007	President and Chief Executive Officer of Crane Co., a manufacturer of industrial products(5)
Linda R. Gooden.	56	2009	Executive Vice President of Lockheed Martin Corporation Information Systems & Global Services(6)
R. Glenn Hubbard.	51	2004	Dean of Columbia University's Graduate School of Business(7)
John P. Jones	58	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.(8)
Charles H. Noski.	57	2008	Retired Vice Chairman of the Board of AT&T Corporation(9)
Sharon T. Rowlands	51	2008	Chief Executive Officer of Penton Media, Inc., a business to business media company(10)
Gregory L. Summe.	52	2007	Retired Chairman and Chief Executive Officer of PerkinElmer, Inc., a global health science company(11)

(1) Mr. Brenneman has been chairman of CCMP Capital and executive chairman of Quiznos since August 2008. He served as president and chief executive officer of Quiznos from January 2007 to September 2008. He has been chairman and chief executive officer of TurnWorks, Inc., a private equity firm, since November, 1994. He was chief executive officer of Burger King Corporation from July 2004 to April 2006. Mr. Brenneman is also a director of The Home Depot, Inc.

(2) Mr. Brun is chairman and chief executive officer of Sarr Group, LLC. He is the founder and chairman emeritus of Hamilton Lane. From 1991 until 2005 he was the chairman of Hamilton Lane. He is a trustee of Episcopal Academy in Merion, PA and the University of Buffalo Foundation, Inc. Mr. Brun is also a director of Broadridge Financial Solutions, Inc., Merck & Co., Inc. and Philadelphia Media Holdings, LLC.

(3) Mr. Butler became president and chief executive officer of the company on August 31, 2006. He was president and chief operating officer of the company from April 1998 to August 31, 2006. Mr. Butler is also a director of Liberty Mutual Holding Company, Inc.

(4) Mr. Cooperman has been chairman and chief executive officer of Omega Advisors, Inc. since 1991.

(5) Mr. Fast has been president and chief executive officer of Crane Co. since April 2001 and a director of Crane Co. since 1999. Mr. Fast is also a director of National Integrity Life Insurance.

(6) Ms. Gooden has served as executive vice president – information systems & global services of Lockheed Martin Corporation since January 2007. She previously served as deputy executive vice president – information & technology services of Lockheed Martin Corporation from October 2006 to December 2006, and president, Lockheed Martin Information Technology from September 1997 to December 2006.

(7) Mr. Hubbard has been the dean of Columbia University's Graduate School of Business since 2004 and has been the Russell L. Carson professor of finance and economics since 1994. Mr. Hubbard is also a director of BlackRock Closed-End Funds, KKR Financial Holdings, LLC and MetLife, Inc.

(8) Mr. Jones is the retired chairman, chief executive officer and president of Air Products and Chemicals, Inc. (an industrial gas and related industrial process equipment business). Mr. Jones served as chairman of Air Products and Chemicals, Inc. from October 2007 until April 2008, as chairman and chief executive officer from September 2006 until October 2007, and as chairman, president, and chief executive officer from December 2000 through September 2006. Mr. Jones is also a director of Sunoco, Inc.

(9) Mr. Noski was corporate vice president and chief financial officer (December 2003 to March 2005) and director (November 2002 to May 2005) of Northrop Grumman Corporation. He served as vice chairman (July 2002 to November 2002), vice chairman and chief financial officer (February 2002 to July 2002) and senior executive vice president and chief financial officer (December 1999 to February 2002) of AT&T Corp. Mr. Noski is also a director of Microsoft Corporation, Morgan Stanley and Air Products and Chemicals, Inc.

(10) Ms. Rowlands has been chief executive officer of Penton Media, Inc. since November 2008. She was president (from 2000) and chief executive officer and president (from 2004) of Thomson Financial until April 2008.

(11) Mr. Summe was executive chairman of PerkinElmer, Inc. from February 2008 to April 2009. Between 1999 and February 2008 he served as chairman and chief executive officer of PerkinElmer, Inc. From 2008 through September 2009, Mr. Summe served as a senior advisor to Goldman Sachs Capital Partners. In September 2009, The Carlyle Group, a private equity firm, announced that Mr. Summe would join the firm as vice chairman of global buyout. Mr. Summe is also a director of State Street Corporation.

Stockholder Approval Required

At the 2009 Annual Meeting of Stockholders, directors shall be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Corporate Governance

It is our policy that our directors attend the Annual Meetings of Stockholders. All of the current members of the board of directors who were elected at last year's meeting, other than Mr. Brenneman, attended our 2008 Annual Meeting of Stockholders.

During fiscal year 2009, our board of directors held five meetings. All of our incumbent directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members.

The board of directors' categorical standards of director independence are consistent with NASDAQ listing standards and are available online at www.adp.com/about-us/governance/corporate-governance-principles/standards-of-director-independence.aspx. Directors meeting these standards are considered to be "independent." Ms. Gooden, Ms. Rowlands and Messrs. Brenneman, Brun, Cooperman, Fast, Hubbard, Jones, Noski and Summe meet these standards and are, therefore, considered to be independent directors. Mr. Butler does not meet these standards and is, therefore, not considered to be an independent director. Based on the foregoing categorical standards, all current members of the audit, compensation and nominating/corporate governance committees are independent. Mr. Brun, our independent non-executive chairman of the board, is not a member of any of these board committees.

The table below provides membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation	Nominating/Corporate Governance
Gregory D. Brenneman	X (financial expert)	X (chairman)	
Leon G. Cooperman	X (chairman, financial expert)		
Eric C. Fast	X (financial expert)		
Linda R. Gooden(*)	X		
R. Glenn Hubbard	X (financial expert)	X	
John P. Jones		X	X (chairman)
Charles H. Noski		X	
Sharon T. Rowlands			X
Gregory L. Summe			X
Meetings held in fiscal 2009	6	5	4

* Became a committee member on April 30, 2009.

Executive Sessions

Executive sessions of the non-management directors are held during each board of directors and committee meeting. Mr. Brun, our independent non-executive chairman of the board, presides at each executive session of the board of directors.

Director Nomination Process

When the board of directors decides to recruit a new member it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who are, preferably, senior executives of large companies who have backgrounds directly related to our technologies, markets and/or clients. Additionally, candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights and analytical ability; and (ii) ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable. The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics. The nominating/corporate governance committee will also consider director candidates recommended by the stockholders. Stockholders wishing to recommend nominees for a director position should submit their recommendations in writing to the nominating/corporate governance committee in care of the company's secretary at our principal executive offices. Candidates recommended by the stockholders will be considered using the same process and evaluation criteria as set forth above for proposed new members recruited by the board of directors.

Retirement Policy

Each director will automatically retire from the board of directors at the company's Annual Meeting of Stockholders following the date he or she turns 72. Management directors who are no longer officers of the company are required to resign from the board of directors. However, the chief executive officer, with the board of director's approval, may continue to serve as a director following the date he or she ceases to be our chief executive officer until the next annual meeting of stockholders and, if re-elected at such meeting, may serve one additional year.

Audit Committee

The audit committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/audit-committee-charter.aspx. The members of the audit committee satisfy the independence requirements of NASDAQ listing standards. The audit committee's principal functions are to assist the board of directors in fulfilling its oversight responsibilities with respect to (i) our systems of internal controls regarding finance, accounting, legal compliance and ethical behavior, (ii) our auditing, accounting and financial reporting processes generally, (iii) our financial statements and other financial information which we provide to our stockholders, the public and others, (iv) our compliance with legal and regulatory requirements and (v) the performance of our corporate audit department and our independent auditors.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/nominating-corporate-governance-committee-charter.aspx. The members of the nominating/corporate governance committee satisfy the independence requirements of NASDAQ listing standards. The principal functions of the nominating/corporate governance committee are to (i) identify individuals qualified to become members of the board of directors and recommend a slate of nominees to the board of directors annually, (ii) ensure that the audit, compensation and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors, (iii) review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate and (iv) oversee the evaluation of the board of directors and management and recommend to the board of directors senior managers to be elected as new corporate vice presidents of the company.

Compensation Committee

The compensation committee acts under a written charter, which is available online at http://www.adp.com/about-us/governance/compensation-committee-charter.aspx. The members of the compensation committee satisfy the independence requirements of NASDAQ listing standards. In addition, each member of the compensation committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended. There were five meetings of the compensation committee in fiscal year 2009, all of which involved executive sessions with no executives of the company present.

The compensation committee sets and administers our executive compensation program. See "Compensation Discussion and Analysis" below.

The compensation committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2009, the committee sought advice from Frederic W. Cook & Co., Inc., an independent compensation consulting firm specializing in executive and director compensation.

Communications with All Interested Parties

All interested parties who wish to communicate with the board of directors, the audit committee or the non-management directors, individually or as a group, may do so by sending a detailed letter to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to adp_audit_committee@adp.com. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board or the full board of directors, unless, in any case, they are outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors. Communications to the board of directors, the non-management directors or to any individual director that relate to the company's accounting, internal accounting controls or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

During fiscal year 2009, Sarr Operations, LP ("Sarr LP"), an affiliate of Sarr Group, LLC, of which Mr. Brun is chairman and chief executive officer, was a client of our Dealer Services business. During fiscal year 2009, we received approximately $179,000 from Sarr LP for various products and services provided by Dealer Services to a dealership owned by Sarr LP, and for contract termination payment obligations related to the sale of such dealership by Sarr LP to an unrelated dealership group.

The wife of Michael L. Capone, our vice president and chief information officer, is employed as an executive of the company and received total cash compensation for fiscal year 2009 in excess of $120,000.

In June 2008, we adopted a written "Related Persons Transaction Policy" pursuant to which any transaction between the company and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our audit committee for review, approval or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the company's outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related person transaction.

This policy requires our audit committee to be provided with full information concerning the proposed transaction, including the benefits to the company and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the audit committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

Specific types of transactions are excluded from the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related Persons Transaction Policy may be viewed online on the company's website at www.adp.com under "Governance" in the "About ADP" section. Our Code of Business Conduct and Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at www.adp.com under "Ethics" in the "About ADP" section. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Messrs. Brenneman, Hubbard, Jones and Noski are the four independent directors who sit on the compensation committee. No compensation committee member has ever been an officer of the company. During fiscal year 2009 and as of the date of this proxy statement, no compensation committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the 2008 Omnibus Award Plan under which the non-employee directors receive option grants. None of the executive officers of the company have served on the compensation committee or on the board of directors of any entity that employed any of the compensation committee members or directors of the company.

Compensation of Non-Employee Directors

All non-employee directors who served the entire year, other than Mr. Brun, the chairman of our board of directors, were paid an annual retainer of $105,000. Mr. Brun received an annual retainer of $200,000. Pursuant to our 2008 Omnibus Award Plan, $65,000 of the annual retainer was required to be paid in the form of deferred stock units of our common stock, and the remainder was to be paid either in cash, or at the election of each director, in deferred stock units. All of our non-employee directors chose to receive the elective portion of their annual retainers as deferred stock units. Ms. Gooden, who was initially elected to the board of directors on February 10, 2009, was paid a retainer of $65,000 in the form of deferred stock units. In addition, all non-employee directors receive $2,000 for each board of directors meeting attended and $1,500 for each committee meeting attended. Non-employee directors may elect to receive meeting fees in cash, to defer the receipt of meeting fees or to receive meeting fees as deferred stock units of our common stock. The chairperson of the audit committee was paid an additional annual retainer of $10,000 in cash and the chairperson of each of the compensation committee and the nominating/corporate governance committee was paid an additional annual retainer of $5,000 in cash.

During fiscal year 2009, the non-employee directors were entitled to participate in the 2008 Omnibus Award Plan. Upon initial election to the board of directors, a non-employee director receives a grant of options to purchase 5,000 shares of common stock if such director will attend a regularly scheduled board of directors meeting prior to the next Annual Meeting of Stockholders. Thereafter, a non-employee director receives an annual grant of options to purchase 5,000 shares of common stock. All options granted under this plan have a term of ten years and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the NASDAQ Global Select Market on the date of the grant. In November 2008, each non-employee director was granted options to purchase 5,000 shares of common stock at an exercise price of $34.99 per share. On April 30, 2009, upon attendance at her first meeting following election to the board of directors, Ms. Gooden was granted options to purchase 5,000 shares of common stock at an exercise price of $35.20 per share.

Options granted to our non-employee directors under the 2008 Omnibus Award Plan are exercisable in four equal installments, with the first twenty-five percent becoming exercisable on the first anniversary of the option's grant date, and the remaining three installments becoming exercisable on each successive anniversary date thereafter. The options vest only while a director is serving in such capacity, unless certain specified events occur, such as death or permanent disability, in which case the options immediately vest and become fully exercisable. In addition, non-employee directors who have been non-employee directors for at least ten years will have all of their options vested upon retirement from the board of directors and will have 36 months to exercise their options. Non-employee directors who have served as non-employee directors for less than ten years at the time they retire or otherwise leave the board will not qualify for accelerated vesting, but will have 60 days to exercise their then vested options. Notwithstanding the foregoing, all options will expire no more than ten years from their date of grant.

Non-employee directors elected after August 13, 1997 are not eligible to receive a pension from the company. A non-employee director attaining the age of 70 (who was a director on August 13, 1997) who retires after 20 years of service will receive an annual pension of $25,000 for the remainder of his or her life. If such non-employee director retires after having attained the age of 65 with 15 years of service, he or she will receive an annual pension of $12,500 for the remainder of his or her life.

The following table shows compensation for our non-employee directors for fiscal year 2009.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2009

Name	Fees Earned or Paid in Cash(8) ($)	Stock Awards(9) ($)	Option Awards(10) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(11) ($)	All Other Compensation(12) ($)	Total ($)
(a)	(b)	(c)	(d)	(f)	(g)	(h)
Gregory D. Brenneman(1)	$ 68,000	$65,000	$54,152	$0	$11,818	$198,970
Leslie A. Brun(2)	$146,500	$65,000	$54,152	$0	$30,662	$296,314
Leon G. Cooperman(3)	$ 70,500	$65,000	$54,152	$0	$19,318	$208,970
Eric C. Fast	$ 59,000	$65,000	$29,110	$0	$29,623	$182,733
Linda R. Gooden(4)	$ 6,000	$65,000	$ 3,134	$0	$ 0	$ 74,134
R. Glenn Hubbard	$ 63,500	$65,000	$54,036	$0	$30,939	$213,475
John P. Jones(5)	$ 67,000	$65,000	$51,528	$0	$ 9,402	$192,930
Frederic V. Malek(6)	$ 55,500	$65,000	$54,152	$0	$44,318	$218,970
Charles H. Noski	$ 54,500	$65,000	$24,066	$0	$23,896	$167,462
Sharon T. Rowlands	$ 54,500	$65,000	$24,066	$0	$ 3,896	$147,462
Gregory L. Summe	$ 56,000	$65,000	$29,110	$0	$24,623	$174,733
Henry Taub(7)	$ 0	$ 0	$ 0	$0	$60,750(13)	$ 60,750

(1) Chairman of the compensation committee – $5,000 annual retainer included in fees earned.

(2) Non-executive chairman of the board of directors.

(3) Chairman of the audit committee – $10,000 annual retainer included in fees earned.

(4) Ms. Gooden became a director on February 10, 2009.

(5) Chairman of the nominating/corporate governance committee – $5,000 annual retainer included in fees earned.

(6) Mr. Malek retired on August 13, 2009.

(7) Mr. Taub retired on August 13, 2009.

(8) Represents (i) portions of the annual retainer elected to be received as deferred stock units, (ii) annual retainers for committee chairpersons and (iii) board and committee attendance fees. Messrs. Brenneman, Malek and Ms. Gooden elected to receive board and committee attendance fees in cash. Messrs. Brun, Fast, Hubbard, Jones, Noski, Summe and Ms. Rowlands elected to receive board and committee attendance fees as deferred stock units. Mr. Cooperman elected to have all of his board and committee attendance fees deferred under a provision of our 2008 Omnibus Award Plan that permits the directors to defer up to 100% of annual board and committee fees. A director may specify whether, upon separation from the board, he or she would like to receive the amounts in the deferred account in a lump sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years.

(9) Represents the portion of the annual retainer required to be credited in deferred stock units to a director's annual retainer account. See "Deferred Stock Units" below. Amounts set forth in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2009 as computed in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"). For the methodology of how the SFAS 123R amount is calculated, please see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2009 included in our annual report on Form 10-K for the fiscal year ended June 30, 2009. See "Director Outstanding Deferred Stock Units" table below for additional information on the number of outstanding deferred stock units at fiscal year-end and grant date fair value for each director (which information has been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007).

(10) Amounts set forth in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2009 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For the methodology of how SFAS 123R amount is calculated, please see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2009 included in our annual report on Form 10-K for the fiscal year ended June 30, 2009. See "Director Outstanding Options" table below for additional information on option awards outstanding at June 30, 2009 (which information has been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007).

(11) Reflects the aggregate increase in the present value of the pension benefit and actuarial plans. Non-employee directors who joined the board after August 13, 1997 are not eligible to receive this benefit. The present values as of June 30, 2008 are based on the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. The present values as of June 30, 2009 are based on the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The change in the present value of pension benefit was negative $1,346 for Mr. Cooperman, and negative $4,631 for Mr. Malek; pursuant to Securities and Exchange Commission rules we reflected $0 for these amounts.

(12) Reflects payment of dividend equivalents on deferred stock units for each director in the following amounts: Mr. Brenneman, $11,818; Mr. Brun, $15,662; Mr. Cooperman, $11,818; Mr. Fast, $4,623; Mr. Hubbard, $10,939; Mr. Jones, $9,402; Mr. Malek, $11,818; Mr. Noski, $3,896; Ms. Rowlands, $3,896; and Mr. Summe, $4,623. Also includes contributions by the ADP Foundation that match the charitable gifts made by our directors in the following amounts: $32,500 for Mr. Malek; $25,000 for Mr. Fast; $20,000 each for Messrs. Hubbard, Noski and Summe; $15,000 for Mr. Brun and $7,500 for Mr. Cooperman. The ADP Foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that charitable year.

(13) Reflects a $50,000 salary earned as an employee, and use of a car leased by the company with an aggregate incremental cost to the company of $10,750.

Director Outstanding Deferred Stock Units

Name	Grant Date	Number of Deferred Stock Units	Grant Date Fair Market Value
Greg D. Brenneman	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
Leslie A. Brun	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	3,668	$ 173,000
	11/11/2008	5,715	$ 200,000
	2/10/2009	53	$ 1,992
	4/30/2009	56	$ 2,000
	6/12/2009	53	$ 2,000
Leon G. Cooperman	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
Eric C. Fast	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
	2/4/2009	39	$ 1,500
	2/10/2009	92	$ 3,500
	4/30/2009	98	$ 3,500
	6/12/2009	53	$ 2,000
Linda R. Gooden	4/30/2009	1,846	$ 65,000
R. Glenn Hubbard	11/13/2003	722	$ 27,500
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
	2/4/2009	39	$ 1,500
	2/10/2009	131	$ 5,000
	4/30/2009	140	$ 5,000
	6/12/2009	93	$ 3,500

Name	Grant Date	Number of Deferred Stock Units	Grant Date Fair Market Value
John P. Jones	11/11/2004	837	$ 33,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
	2/10/2009	131	$ 5,000
	4/30/2009	98	$ 5,000
	6/12/2009	133	$ 5,000
Frederic V. Malek	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
Charles H. Noski	4/30/2008	1,470	$ 65,000
	11/11/2008	3,000	$ 105,000
	2/10/2009	92	$ 3,500
	4/30/2009	98	$ 3,500
	6/12/2009	93	$ 3,500
Sharon T. Rowlands	4/30/2008	1,470	$ 65,000
	11/11/2008	3,000	$ 105,000
	2/10/2009	92	$ 3,500
	4/30/2009	98	$ 3,500
	6/12/2009	93	$ 3,500
Gregory L. Summe	11/13/2007	2,056	$ 97,000
	11/11/2008	3,000	$ 105,000
	2/10/2009	92	$ 3500
	4/30/2009	98	$ 3500
	6/12/2009	93	$ 3500

Director Outstanding Options

Name	Grant Date	Expiration Date	Exercise Price	Grant Date Fair Market Value	Outstanding Stock Options
Greg D. Brenneman	8/13/2001	8/12/2011	$44.0566	$208,239	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Leslie A. Brun	1/28/2003	1/27/2013	$31.7189	$144,313	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Leon G. Cooperman	11/13/2001	11/12/2011	$50.0249	$202,889	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2016	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Eric C. Fast	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Linda R. Gooden	4/30/2009	4/29/2019	$35.2000	$ 36,000	5,000
R. Glenn Hubbard	3/17/2004	3/16/2014	$38.0791	$ 79,671	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
John P. Jones	1/27/2005	1/26/2015	$39.4003	$ 53,827	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Frederic V. Malek	11/2/1999	11/1/2009	$43.3390	$117,621	8,231
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Charles H. Noski	4/30/2008	4/30/2018	$44.2000	$ 39,000	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Sharon T. Rowlands	4/30/2008	4/30/2018	$44.2000	$ 39,000	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000
Gregory L. Summe	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
	11/11/2008	11/10/2018	$34.9900	$ 35,050	5,000

Deferred Stock Units

The company adopted share ownership guidelines that are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Under the share ownership guidelines, and pursuant to our 2008 Omnibus Award Plan, each non-employee director will be credited with an annual grant of deferred stock units on the date established by the board for the payment of the annual retainer equal in number to the quotient of $65,000 (which, for fiscal year 2009, constituted a portion of the overall annual retainer of $105,000), divided by the closing price of a share of our common stock on the date this amount is credited. Non-employee directors will receive, at their election, the additional $40,000 portion of the overall annual retainer either as deferred stock units or in cash. Non-employee directors may elect to receive meeting fees in cash, to defer the receipt of meeting fees or to receive meeting fees as deferred stock units of our common stock. Deferred stock units are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal on the first business day of November of each such twelve month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their deferred stock units.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of the company's common stock by (i) each director and nominee for director of the company, (ii) each of our executive officers included in the Summary Compensation Table below (we refer to such executive officers as "named executive officers"), (iii) all company directors and executive officers as a group (including the named executive officers), and (iv) all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of the company's common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 31, 2009 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
Gregory D. Brenneman	61,315	*
Leslie A. Brun	66,757	*
Gary C. Butler	1,779,232	*
Benito Cachinero	39,697	*
Leon G. Cooperman(2)	131,417	*
Eric C. Fast	6,427	*
Linda R. Gooden	1,846	*
R. Glenn Hubbard	28,009	*
John P. Jones	20,292	*
Regina R. Lee	153,798	*
S. Michael Martone	423,835	*
Charles H. Noski	6,132	*
Christopher R. Reidy	51,933	*
Carlos Rodriguez	126,207	*
Sharon T. Rowlands	6,092	*
Gregory L. Summe	6,428	*
Capital Research Global Investors(3)	37,520,704	7.5%
Directors and executive officers as a group (25 persons, including those directors and executive officers named above)(4)	4,123,790	*

* Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of options granted by the company that are exercisable on or prior to October 30, 2009 as follows: (i) shares subject to such options granted to the following directors and executive officers: 50,381 (Mr. Brenneman), 49,283 (Mr. Brun), 1,447,663 (Mr. Butler), 8,000 (Mr. Cachinero), 52,028 (Mr. Cooperman), 1,000 (Mr. Fast), 16,361 (Mr. Hubbard), 10,874 (Mr. Jones), 90,047 (Ms. Lee), 277,207 (Mr. Martone), 1,250 (Mr. Noski), 16,462 (Mr. Reidy), 81,092 (Mr. Rodriguez), 1,250 (Ms. Rowlands) and 1,000 (Mr. Summe); and (ii) 3,009,143 shares subject to such options granted to the directors and executive officers as a group. Includes shares issuable upon settlement of deferred stock units held by non-employee directors as follows: 10,934 (Mr. Brenneman), 15,474 (Mr. Brun), 10,934 (Mr. Cooperman), 5,472 (Mr. Fast), 1,846 (Ms. Gooden), 10,648 (Mr. Hubbard), 9,418 (Mr. Jones), 4,882 (Mr. Noski), 4,842 (Ms. Rowlands) and 5,428 (Mr. Summe).

(2) Includes 33,455 shares representing the gain from exercising an option to purchase 38,000 shares of common stock on October 15, 2001. Mr. Cooperman deferred receipt of the shares representing such gain.

(3) On August 14, 2009, Capital Research Global Investors, located at 333 South Hope Street, Los Angeles, CA 90071, filed a statement on Form 13F with the Securities and Exchange Commission to report that it beneficially held 37,520,704 shares of the company's common stock as of June 30, 2009 and that it had sole voting power with respect to 18,702,661 of such shares.

(4) Includes 16,946 shares deferred by a non-director officer upon exercise of an option.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2009 regarding compensation plans under which the company's equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity compensation plans approved by security holders	47,772,273(1)	$41.07	33,857,785(2)
Equity compensation plans not approved by security holders(3)	186,568	$36.40	0(4)
Total	47,958,841	$41.05	33,857,785

(1) Includes 2,362,240 shares of restricted stock issuable under our two-year performance-based restricted stock programs and 90,026 shares issuable upon settlement of deferred stock units held by our directors. The remaining balance consists of outstanding stock option grants. Weighted average exercise price shown in column (b) of this table does not take into account awards under our two-year performance-based restricted stock programs or deferred stock units.

(2) Includes 30,611,928 shares available for future issuance under the 2008 Omnibus Award Plan. Also includes 3,245,857 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, which shares and weighted average exercise prices are not reflected in columns (a) and (b) of this table. 1,779,844 shares of common stock are subject to purchase during current purchase periods under the Employees' Savings-Stock Purchase Plan.

(3) Represents (i) the 1989 Non-Employee Director Stock Option Plan and (ii) the Amended and Restated Employees' Saving-Stock Option Plan for our employees based in France, neither of which have been approved by the company's stockholders. Prior to 2004, the non-employee directors of the company were entitled to participate in the 1989 Non-Employee Director Stock Option Plan pursuant to which options to purchase 12,500 shares of common stock were automatically granted to persons who become non-employee directors. In addition, each non-employee director was granted an additional option to purchase 12,500 shares on the first business day after each fifth anniversary of the date of the initial grant to each such non-employee director, provided that he or she was then still serving in such capacity. All options granted under the 1989 Non-Employee Director Stock Option Plan were granted at the fair market value of the common stock, determined on the basis of the closing price of the common stock in consolidated trading on the date

of grant, as reported in *The Wall Street Journal*. Twenty percent of the options granted under the 1989 Non-Employee Director Stock Option Plan became exercisable on each anniversary of the date such options were granted until all such options were exercisable, provided that options became exercisable only if the director was then still serving in such capacity, unless certain specified events occurred such as the death, disability or retirement of a director, in which case the options immediately vested and became fully exercisable. All options granted under the 1989 Non-Employee Director Stock Option Plan have a term of ten years.

117,641 shares of common stock are subject to purchase during current purchase periods under the Employees' Saving-Stock Option Plan for our employees based in France. The board of directors adopted the plan in January 1996 and terminated the plan in April 2009 with respect to future offerings thereunder. The plan was designed to satisfy French tax requirements. The plan offered our French employees an opportunity to purchase shares of common stock at 85% of the market value for such stock at the date the purchase price for the offering was determined. Employees of the company based in France were granted an option to purchase shares of our common stock under annual offerings that commenced on January 1 of each calendar year and continued for 48 months to close on December 31 of the fourth year following commencement. Each eligible employee could elect to receive stock options in each offering that would generally entitle such employee to purchase a whole number of shares of common stock equivalent in value to up to 10% of his or her base salary, based upon a price per share (in U.S. dollars) determined in advance of such offering by the French Stock Option Committee, subject to adjustment for currency rate changes over the term of the offering. Participating employees pay for the exercise of the stock options through monthly payroll deductions taken during the four-year period of each offering, and have the opportunity upon the close of the offering to exercise their stock options (or any portion thereof) and purchase the associated number of shares of common stock. To the extent a participating employee elects to purchase fewer shares of common stock than would be available under his or her full allotment of stock options, such employee would receive the cash remaining from the aggregate payroll deductions after taking into account his or her purchase of shares of common stock.

(4) Following stockholder approval of the amendment to the 2000 Stock Option Plan at the company's 2003 Annual Meeting of Stockholders, the 1989 Non-Employee Director Stock Option Plan was amended to prohibit any future stock option grants thereunder. The board of directors terminated the Employees' Saving-Stock Option Plan for our employees based in France in April 2009 with respect to future offerings thereunder.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The compensation committee of our board of directors determines the compensation for our key executive officers. This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to our named executive officers (the chief executive officer, the chief financial officer and the three other most highly compensated executive officers in a particular year) by discussing the following fundamental aspects of our compensation program:

- compensation principles;
- cash compensation;
- long-term incentive compensation; and
- other compensation components and considerations (including retirement benefits and deferred compensation).

The downturn in the economy during fiscal year 2009 has been the most profound in decades. Our fiscal 2009 results were clearly impacted by the severe economic conditions, including rising unemployment, declining automobile sales, low interest rates, and volatile financial markets. However, we are meeting the challenge in this recessionary environment and we are taking the actions necessary to position the Company to be stronger and even better positioned for when the economy improves.

In March 2009, to help control expenses in the context of the worldwide economic downturn, we suspended for twelve months merit increases for our associates generally. We will not grant merit increases to our executive officers before July 2010.

Our financial performance impacted the compensation of our executive officers under our compensation programs that align the interests of executives with those of stockholders, such as annual cash bonuses and performance-based restricted stock awards. Our fiscal year 2009 earnings-per-share growth was 10% compared to a target of 12% under our cash bonus program for our executive officers. Revenue growth was 1% compared to a target of 7.5%. These two elements were common to all of our executive officers. In fiscal year 2009, our named executive officers received cash bonuses that averaged approximately 81% of target, compared to bonuses for fiscal year 2008 that averaged approximately 130% of target. Our average two-year earnings-per-share growth rate for fiscal years 2008 and 2009 was 16.3%, resulting in awards to our executive officers of restricted stock at 100% of target level under our two-year performance-based restricted stock program. Under the immediately preceding two-year performance-based restricted stock program, awards of restricted stock were made at 125% of target.

Our compensation committee believes that although the majority of compensation provided to our named executive officers is performance-based, our executive compensation programs do not encourage excessive and unnecessary risk taking. The design of these compensation programs encourages our named executive officers to remain focused on both short- and long-term operational and financial goals of the company.

Although Mr. Martone retired from the company on January 2, 2009, he is included as a named executive officer for fiscal year 2009 pursuant to Securities and Exchange Commission rules.

Compensation Principles

We believe that compensation must be designed to create a direct link between performance and stockholder value. Three principles that guide us as we make decisions involving executive compensation are that compensation should be:

- based on (i) each executive's individual performance, (ii) the performance of such executive's business unit, and (iii) the overall performance of the company;
- closely aligned with the short-term and long-term financial and strategic objectives that build stockholder value; and
- competitive in order to attract and retain executives critical to our long-term success.

Our compensation programs are designed to link pay with relative levels of responsibility among our key executives. Overall targeted compensation opportunities are generally similar for key executives who have comparable levels of responsibility. However, actual compensation amounts may differ depending on performance of a business unit and achievement of individual performance goals. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range, a total annual compensation range and corresponding annual stock option grant ranges.

We design our performance-based compensation so that differences in performance will result in significant differences in the compensation our key executives receive. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve excellent results.

Earnings-per-share growth and revenue growth are important performance measures in annual bonus determinations, and two-year earnings-per-share growth is used to determine the number of shares of performance-based restricted stock earned in a performance period. The earnings-per-share measurement we use is diluted earning-per-share from continuing operations; however, we exclude the impact of certain significant non-recurring items, such as the large one-time favorable multi-year Internal Revenue Service audit settlement in fiscal year 2009 and the gain on the sale of a building in fiscal year 2008. These performance measures are useful for compensation plan purposes because they allow executives to observe how their own performance and the performance of the company are related.

Elements of Compensation

The following table summarizes the major elements of our executive compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing normal duties	Determined based on overall performance, level of responsibility, pay grade, competitive compensation practices data, and comparison to other company executives
Annual Cash Bonus	To motivate executive officers to achieve individual, business unit and company-wide business goals	Payment based on achievement of target individual, business unit and company-wide business goals
Performance-Based Restricted Stock Awards	To motivate executive officers to achieve certain longer-term goals	• Awards based on target growth in earnings-per-share • Shares issued following applicable performance periods, subject to an additional vesting period
Time-Based Restricted Stock Awards	To attract and retain executive officers	Awarded occasionally at the discretion of the compensation committee
Stock Options	To attract and retain executive officers and align executive officers with long-term stockholders' interests	• Granted annually based on pay grades and individual performance • Recent grants generally vest over four years
Retirement Plans	To attract and retain mid- to late-career executive talent	Provides a retirement benefit with a competitive income replacement ratio at normal retirement age

Compensation Market Data

Our annual pay review focuses on base salary, annual bonus and long-term equity incentives. Our compensation committee examines summary compensation sheets detailing the amounts of these compensation components for each of our named executive officers and compares such amounts to competitive compensation practices. We generally target base salary, annual bonus and long-term equity incentives at the median of competitive compensation practices. We also consult compensation market data to determine if a specific component should be adjusted relative to other components, while retaining the targeted compensation level.

We consult different sets of compensation data reflecting the practices of different groups of businesses to determine competitive compensation practices for our chief executive officer, chief operating officer and other named executive officers.

Chief Executive Officer and Chief Operating Officer. In determining the total cash and long-term incentive compensation of our chief executive officer and chief operating officer, the compensation committee, at its June 2008 meeting, considered the results of statistical studies of chief executive officer and chief operating officer compensation data. These studies aggregated compensation data from all public companies within the indicated annual revenue range, which we believe is representative of the competitive environment we face with respect to senior executives. Utility companies were excluded because of the regulatory environment in which they operate. There were fewer comparison companies in the COO compensation study than in the CEO compensation study because fewer public companies have chief operating officers. The following table contains information about these studies:

	CEO Compensation Study	COO Compensation Study
Comparison companies	157 publicly traded companies, excluding utility companies	52 publicly traded companies, excluding utility companies
Annual revenue of comparison companies	$6 billion – $12 billion	$6 billion – $12 billion
Pay practices analyzed	• base salary • annual bonus • long-term incentives	• base salary • annual bonus • long-term incentives
Median base salary	$1,040,000	$ 710,742
Median target annual bonus	$1,324,440	$ 669,334
Median long-term incentive compensation value	$5,178,142	$2,273,906
Median target total cash and long-term incentive compensation	$6,963,485	$3,758,350
Source of data	Equilar, Inc.	Equilar, Inc.

A group of our human resources executives made chief executive officer pay recommendations to the compensation committee based on the data and the recommendations in the CEO compensation study, and they made chief operating officer pay recommendations to our chief executive officer and the compensation committee based on the data in the COO compensation study. The compensation committee's compensation consultant, Frederic W. Cook & Co., Inc., confirmed that this data is reasonable and customary given the company's size and operating structure, and they provided their views on appropriate chief executive officer compensation. The compensation committee largely relied on its compensation consultant and its internal committee discussions as to appropriate compensation and has directed management not to prepare chief executive officer pay recommendations in the future.

Other Executive Officers. With respect to the total cash and long-term incentive compensation of Messrs. Reidy and Cachinero, we considered the following third-party statistical data reflecting the pay practices of publicly traded companies that participate in compensation surveys:

Survey	Number of Companies Included	Annual Revenue of Included Companies
Towers Perrin U.S. General Industry Executive Database	134	$6 – $20 billion
Hewitt Associates TCM Executive Total Compensation by Industry Survey	126	$5 – $25 billion
Mercer Human Resources U.S. General Industry Executive Database	73	greater than $5 billion

In determining Ms. Lee's and Mr. Rodriguez's total cash and long-term incentive compensation we considered statistical data derived from 162, 182 and 31 companies from the Towers Perrin U.S. General Industry Executive Database, the Hewitt Associates TCM Executive Total Compensation by Industry Survey and the Mercer Human Resources U.S. General Industry Executive Database, respectively, that had annual revenues similar to the revenues of the business units that Ms. Lee and Mr. Rodriguez lead.

Differences in Compensation of Our Named Executive Officers

Total pay for Messrs. Butler and Martone was significantly higher than for our other named executive officers in fiscal year 2009. We carefully designed the pay mixes for Messrs. Butler and Martone to be competitive when measured against the pay packages their counterparts receive as indicated by the CEO and COO compensation studies. In addition to the results of the CEO and COO compensation studies, the compensation committee considered the history of each of Mr. Butler's and Mr. Martone's pay for the prior five years.

We have found that due to the broad responsibilities and the experience required for these positions, compensation for chief executive officers and chief operating officers in public companies of size similar to ours is significantly higher than those for other named executive officers.

When determining the compensation level for each of our named executive officers, the compensation committee reviews each individual compensation element based on both the previous year's level, as well as how the proposed level for that individual element would compare to the other executive officers. The aggregate level for each named executive officer's compensation is then compared against the executive's previous year's totals and against compensation of other executive officers of the company.

Compensation Consultant

The compensation committee has consulted with Frederic W. Cook & Co., Inc. on matters related to the compensation of our key executive officers. Specific matters on which Frederic W. Cook & Co., Inc. provided advice include: the design and mix of executive long-term incentive equity compensation programs; chief executive officer pay levels; and the design of the 2008 Omnibus Award Plan. In August 2009, Frederic W. Cook & Co., Inc. delivered to our board of directors a summary of the company's compensation philosophy and a history of recent program changes. Frederic W. Cook & Co., Inc. has not provided any services to management.

Frederic W. Cook & Co., Inc. examined the mix of restricted stock and options proposed to be granted to our named executive officers and confirmed that the proposals for the named executive officers appeared reasonable and customary, given the company's size and structure.

Cash Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount on the basis of the executive's overall performance, level of responsibility, pay grade, competitive compensation practices data and comparison to other company executives.

At its June 2008 meeting, the compensation committee considered the findings of the CEO and COO compensation studies when it determined Mr. Butler's and Mr. Martone's compensation for fiscal year 2009. Mr. Butler's base salary was increased 11% to $1,000,000, which placed Mr. Butler at the 42nd percentile of the CEO compensation study. Mr. Martone's base salary was increased 3.3% to $775,000, which placed Mr. Martone at the 71st percentile of the COO compensation study.

Messrs. Reidy, Cachinero, Rodriguez and Ms. Lee received merit pay increases in July 2008 as follows:

Named Executive Officer	Merit Pay Increase
Mr. Reidy	4.4%
Ms. Lee	10.4%
Mr. Cachinero	6.7%
Mr. Rodriguez	14.3%

These merit pay increases were determined as part of the annual compensation review based on a performance assessment and an internal analysis of relative pay compared to other company executives. Mr. Butler recommended each of Messrs. Reidy's and Cachinero's salary increases and both Mr. Butler and Mr. Martone recommended Ms. Lee's and Mr. Rodriguez's increases to the compensation committee. The merit increases for each of Messrs. Reidy, Cachinero, Rodriguez and Ms. Lee were higher than our customary merit increase because their merit review date was moved from April 2008 to July 2008, delaying their merit increases by three months. Ms. Lee's and Mr. Rodriguez's merit increases also reflect additional responsibilities that they assumed in fiscal year 2009.

To help control expenses in the context of the worldwide economic downturn we will not grant merit increases to our executive officers before July 2010.

Annual Cash Bonus

Overview

We paid our named executive officers, other than Mr. Martone, cash bonuses for fiscal year 2009 based on the attainment of individual, business unit and company-wide business goals established at the beginning of the fiscal year.

For each executive officer, we establish a target bonus amount, which is initially expressed as a percentage of projected year-end annual base salary. We also assign a percentage value to each bonus component of each named executive officer's annual bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our named executive officers with a strong incentive to exceed the targets. The maximum bonus payment to our chief executive officer is 200% of his target bonus level. All other named executive officers have a maximum bonus payment of 175% of their respective target bonus levels. There is no minimum payment level.

The compensation committee establishes and approves the annual target bonus objectives and values for each of our named executive officers. Our chief executive officer recommends to the compensation committee the annual target bonus objectives and values for each of our named executive officers, but he does not recommend his own bonus values. Our named executive officers participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component. Each named executive officer receives a final version of his or her individualized bonus plan after it has been approved by the compensation committee. Except in extraordinary circumstances, bonus plan objectives are not modified during the fiscal year, and no bonus objectives were modified during fiscal year 2009.

The compensation committee reviews the performance of each of our executive officers relative to the officer's annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on this review, the compensation committee determines and approves the annual cash bonuses for each of our executive officers.

Named Executive Officers' Fiscal Year 2009 Bonuses

Following the conclusion of fiscal year 2009, the compensation committee considered the performance of the company, the business units and the individual named executive officers (other than Mr. Martone) for the 2009 fiscal year against the named executive officers' bonus objectives. The compensation committee assessed which of the individual bonus targets were met, exceeded or not fully achieved and then determined that, in the aggregate, our named executive officers did not achieve their bonus target objectives. Accordingly, cash bonuses were approved as follows:

Named Executive Officer	Actual Bonus Amount	Bonus Amount as Percentage of Target
Mr. Butler	$1,295,000	83.5%
Mr. Reidy	$ 346,600	81.4%
Ms. Lee	$ 260,580	87.6%
Mr. Cachinero	$ 215,500	89.8%
Mr. Rodriguez	$ 174,496	62.3%

Each objective for our named executive officers, other than Mr. Martone, was satisfied as set forth below (a detailed discussion of each target element follows under "— Fiscal Year 2009 Target Bonus Objectives"):

Mr. Butler

Points Earned	Payout as % of Target	Target Element
225 points	75 %	Earnings-Per-Share Growth
0	0	Revenue Growth
200	200	Return on Equity
75	75	Acquisitions
125	83	Corporate Strategy
100	100	Market Share
125	125	Margin Improvement
100	100	Strategic Review
230	115	Succession & Development
115	77	Service Profit Chain
1,295 points	**83.5%**	**Total**

Mr. Reidy

Points Earned	Payout as % of Target	Target Element
150 points	75 %	Earnings-Per-Share Growth
0	0	Revenue Growth
200	200	Return on Equity
125	125	Margin Improvement
50	100	Strategic Review
75	75	Acquisitions
0	0	2010 Operating Plan
50	100	Market Share
50	100	Investor Relations
80	160	Executive Development
115	115	Leadership
895 points	**81.4%**	**Total**

Ms. Lee

Points Earned	Payout as % of Target	Target Element
7.5 points	75 %	Earnings-Per-Share Growth
0	0	Revenue Growth
16.7	47.7	Division Financial Performance
44.9	149.7	Division Initiatives
7.25	96.7	Executive Development
11.25	150	Leadership
87.6 points	**87.6%**	**Total**

Mr. Cachinero

Points Earned	Payout as % of Target	Target Element
75 points	75 %	Earnings-Per-Share Growth
0	0	Revenue Growth
240	120	Succession Planning
188	125	Margin Improvement
40	80	Executive Development
115	115	Associate Retention
0	0	2010 Operating Plan
150	150	Leadership
808 points	**89.8%**	**Total**

Mr. Rodriguez

Points Earned	Payout as % of Target	Target Element
7.5 points	75 %	Earnings-Per-Share Growth
0	0	Revenue Growth
4.88	13.9	Division Financial Performance
29.94	99.8	Division Initiatives
8.75	117	Executive Development
11.25	150	Leadership
62.3 points	**62.3%**	**Total**

Mr. Rodriguez was also awarded an additional discretionary cash bonus of $35,504 for assuming temporary leadership of several business units beyond his areas of responsibility.

Fiscal Year 2009 Target Bonus Objectives

The compensation committee established 12% earnings-per-share growth as a common target bonus objective for each of our named executive officers (other than Mr. Martone). This target was within the range of our fiscal 2009 forecast of 10% to 14% earnings-per-share growth. Mr. Butler's target bonus objectives limited the payout to two times the target, but did not otherwise specify the payout for achieving earnings-per-share growth higher than 12%. For the other named executive officers, 200% of target was to be awarded for earnings-per-share growth of 20% or greater, and 0% of target was to be awarded for earnings-per-share growth of less than 8%.

The compensation committee also established 7.5% revenue growth as a common target bonus objective. This target was within the range of our fiscal 2009 forecast of 7% to 8% revenue growth. Mr. Butler's target bonus objectives limited the payout to two times the target, but did not otherwise specify the payout for achieving revenue growth higher than 7.5%. For the other named executive officers, 200% of target was to be awarded for revenue growth of 9% or greater, and 0% of target was to be awarded for revenue growth of less than 5%.

The target bonus objectives are set forth in detail below.

Mr. Butler

The compensation committee set Mr. Butler's fiscal year 2009 target bonus at $1,550,000, or 155% of his year-end base salary of $1,000,000. This positioned Mr. Butler's target total cash compensation at approximately the 58th percentile of the market data that was analyzed in the CEO compensation study. Mr. Butler's target cash compensation for fiscal year 2009 was 6.25% higher than his fiscal year 2008 targeted total cash compensation, while the average year-over-year increase for the companies included in the CEO compensation study with respect to chief executive officers who were in the same position the prior year was 5.3%.

When Mr. Butler's base salary and target bonus are combined with the recommended target long-term incentive awards and grants (discussed below), his total cash and long-term incentive compensation is approximately at the median of the CEO compensation study.

Mr. Butler's target bonus objectives and bonus formula for fiscal year 2009 were based on an allocation of 1,550 points to ten target elements. Each point achieved would yield $1,000 of bonus for him. His target bonus was thus $1,550,000. Mr. Butler was eligible to achieve up to two times the target point objective for each target element, and thus was eligible for a maximum bonus of $3,100,000. Mr. Butler's bonus depended on the achievement of targets and target point allocations set forth below.

Earnings-Per-Share Growth: 300 points if target earnings-per-share growth is achieved.

Revenue Growth: 250 points if target revenue growth is achieved.

Return on Equity: 100 points if 23.2% return on equity from continuing operations is achieved. Maximum allocation of 200 points is based on 25.5% return on equity from continuing operations.

Acquisitions: 100 points if 1% to 1.5% of plan revenue is achieved through strategic acquisitions.

Corporate Strategy: 150 points if new strategies to maintain our sales and revenue growth rates for fiscal years 2010 through 2013 are developed.

Market Share: 100 points if our market share gains are improved, with emphasis on having a plan to address competitive threats.

Margin Improvement: 100 points for initiatives to drive margin improvement for fiscal year 2010.

Strategic Review: 100 points if a strategic review of our balance sheet, credit rating options, extended portfolio strategy, share repurchase levels and dividend policy is completed and other methods designed to return excess cash to stockholders are developed.

Succession and Executive Development Objectives: 200 points if specified milestones in our succession planning and executive development initiatives are achieved, including the following:

- Continued development of a potential group of successors to our chief executive officer;
- Establishing a new operating model with division presidents reporting directly to our chief executive officer; and
- Continuation of succession planning throughout the organization.

Service Profit Chain: 150 points if our service profit chain is improved by enhancing service quality, increasing client satisfaction and retention levels and improving associate turnover levels.

Mr. Reidy

The compensation committee approved Mr. Reidy's fiscal year 2009 target bonus at $425,920, or 80% of his projected year-end base salary of $532,400. The target bonus as a percentage of Mr. Reidy's base salary is the same as in fiscal year 2008.

Mr. Reidy's target bonus objectives and formula for fiscal year 2009 were based on an allocation of up to 1,100 points among 11 target elements. Each point achieved would yield approximately $387 of bonus payment. Mr. Reidy's maximum achievable bonus was set at $745,500.

Earnings-Per-Share Growth: We will award 200 points if target earnings-per-share growth is achieved.

Revenue Growth: We will award 200 points if target revenue growth is achieved.

Return on equity: We will award 100 points at target level, and 200 points at maximum, if 23.2% return on equity from continuing operations is achieved. Maximum allocation of 200 points is based on 25.5% return on equity from continuing operations.

Margin improvement: We will award 100 points at target level, and 200 points at maximum, for initiatives to drive margin improvement for fiscal year 2010.

Strategic Review: We will award 50 points at target level, and 80 points at maximum, if a strategic review of our balance sheet, credit rating options, extended portfolio strategy, share repurchase levels and dividend policy is completed and other methods designed to return excess cash to our stockholders are developed.

Acquisitions: We will award 100 points at target level, and 175 points at maximum, if 1% to 1.5% of plan revenue is achieved through strategic acquisitions.

2010 Operating Plan: We will award 100 points, and 175 points at maximum, for developing an operating plan for fiscal year 2010 that would target double-digit growth in revenue and pre-tax earnings from continuing operations.

Market Share: We will award 50 points at target level, and 85 points at maximum, if our market share gains are improved, with emphasis on having a plan to address competitive threats.

Investor Relations: We will award 50 points at target level, and 85 points at maximum, if improvements in investor relations are achieved, including increased involvement of other executives and increased progress with the international investment community.

Executive Development: We will award 50 points at target level, and 85 points at maximum, for contributing to the success of specified executives.

Leadership: We will award 100 points at target levels, and 175 points at maximum, for quality of leadership accomplishments, including fostering an effective control environment.

Ms. Lee

The compensation committee approved Ms. Lee's fiscal year 2009 target bonus at $297,500, or 70% of her projected year-end salary of $425,000. The target bonus as a percentage of Ms. Lee's base salary is the same as in fiscal year 2008.

Ms. Lee's target bonus objectives and formula for fiscal year 2009 were based on an allocation of up to 100 points among six target elements. Each point achieved would yield $2,975 of bonus payment. Ms. Lee's maximum achievable bonus was set at $520,625.

Earnings-Per-Share Growth: We will award 10 points if target earnings-per-share growth is achieved.

Revenue Growth: We will award 10 points if target revenue growth is achieved.

National Account Services and Employer Services International Financial Performance: We will award 35 points at target level, and 70 points at maximum, for successful achievement by our National Account Services and Employer Services International divisions of revenue, net operating income and sales growth over the divisions' fiscal year 2008 results. Ms. Lee's bonus also includes a metric on her divisions' client retention results as compared to fiscal year 2008.

National Account Services and Employer Services International Initiatives: We will award 30 points at target level, and 52.5 points at maximum, for successful achievement of specified operational objectives in National Account Services and Employer Services International.

Executive Development: We will award 7.5 points at target level, and 13.1 points at maximum, for strengthening the development of our leadership pipeline, fostering the success of specified executives and supporting diversity initiatives.

Leadership: We will award 7.5 points at target level, and 13.1 points at maximum, for quality of leadership accomplishments, including creating an effective leadership team.

Mr. Cachinero

The compensation committee approved Mr. Cachinero's fiscal year 2009 target bonus at $240,000, or 60% of his projected year-end salary of $400,000. The target bonus as a percentage of Mr. Cachinero's base salary is the same as in fiscal year 2008.

Mr. Cachinero's target bonus objectives and formula for fiscal year 2009 were based on an allocation of up to 900 points among eight target elements. Each point achieved would yield $267 of bonus payment. Mr. Cachinero's maximum achievable bonus was set at $420,000.

Earnings-Per-Share Growth: We will award 100 points if target earnings-per-share growth is achieved.

Revenue Growth: We will award 100 points if target revenue growth is achieved.

Succession Planning: We will award 200 points at target level, and 350 points at maximum, for the achievement of specified milestones in our succession planning and executive development initiatives, including the following:

- Continued development of a potential group of successors to our chief executive officer;
- Establishing a new operating model with division presidents reporting directly to our chief executive officer; and
- Continuation of succession planning throughout the organization.

Margin Improvement: We will award 150 points at target level, and 300 points at maximum, for initiatives to drive margin improvement for fiscal year 2010.

Executive Development/Diversity: We will award 50 points at target level, and 85 points at maximum, for successful involvement in our Executive Diversity Council and the development of specified executives.

Associate Retention: We will award 100 points at target level, and 175 points at maximum, for achieving targeted improvement in associate retention.

2010 Operating Plan: We will award 100 points at target level, and 200 points at maximum, for developing an operating plan for fiscal year 2010 that would target double-digit growth in revenue and pre-tax earnings from continuing operations.

Leadership: We will award 100 points at target levels, and 175 points at maximum, for quality of leadership accomplishments, including successful partnership with succession candidates and a solid relationship with members of the compensation committee.

Mr. Rodriguez

The compensation committee approved Mr. Rodriguez's fiscal year 2009 target bonus at $280,000, or 70% of his projected year-end salary of $400,000. The target bonus as a percentage of Mr. Rodriguez's base salary is the same as in fiscal year 2008.

Mr. Rodriguez's target bonus objectives and formula for fiscal year 2009 were based on an allocation of up to 100 points among six target elements. Each point achieved would yield $2,800 of bonus payment. Mr. Rodriguez's maximum achievable bonus was set at $490,000.

Earnings-Per-Share Growth: We will award 10 points if target earnings-per-share growth is achieved.

Revenue Growth: We will award 10 points if target revenue growth is achieved.

Small Business Services and TotalSource Financial Performance: We will award 35 points at target level, and 70 points at maximum, for successful achievement by our Small Business Services and TotalSource divisions of revenue, net operating income and sales growth over the divisions' fiscal year 2008 results. Mr. Rodriguez's bonus also includes a metric on his divisions' client retention results as compared to fiscal year 2008.

Small Business Services and TotalSource Initiatives: We will award 30 points at target level, and 52.5 points at maximum, for successful achievement of specified operational objectives in Small Business Services and TotalSource.

Executive Development: We will award 7.5 points at target level, and 13.1 points at maximum, for strengthening the development of our leadership pipeline, fostering the success of specified executives and supporting diversity initiatives.

Leadership: We will award 7.5 points at target level, and 13.1 points at maximum, for quality of leadership accomplishments, including creating an effective leadership team.

Mr. Martone

Upon Mr. Butler's recommendation, the compensation committee in August 2008 approved Mr. Martone's fiscal year 2009 target bonus at $775,000, or 100% of his then projected year-end base salary. This positioned Mr. Martone's target cash compensation at the 70th percentile of the market data that was analyzed in the COO compensation study. When Mr. Martone's base salary and target bonus are combined with his recommended target long-term incentive awards and grants, his total cash and long-term incentive compensation is at the 44th percentile of the market data that was analyzed in the COO compensation study. We did not establish target bonus objectives for Mr. Martone because he had indicated his intention to retire during fiscal year 2009. Mr. Martone was paid his fiscal year 2009 target bonus of $775,000 in accordance with his separation agreement.

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly to the interests of our stockholders. Long-term incentives are awarded in the form of restricted stock awards and stock option grants.

We target approximately 60% of total long-term incentive compensation to come from performance-based restricted stock awards, and the remainder from stock option grants. We believe this mix provides us with a strong executive attraction and retention program. The compensation committee may also from time to time grant discretionary awards of time-based restricted stock to our executive officers. These awards are not considered in the target allocation of total long-term incentive compensation between performance-based restricted stock awards and stock option grants.

We use a fixed share grant methodology for determining each award to our named executive officers. As with base salary and bonus, management provides the compensation committee with a history of its equity grant practices for the preceding four years and an analysis of the grant size consistent with our target, the median of competitive compensation practices, for each named executive officer.

Prior to the beginning of each fiscal year, we analyze the two-year performance-based restricted stock and stock option targeted award and grant levels to confirm that our desired targeted long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Market Data" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

At its August 2008 meeting, the compensation committee approved the following target awards of two-year performance-based restricted stock for the program spanning fiscal years 2009 and 2010:

Named Executive Officer	Target PBRS Award
Mr. Butler	42,500 shares
Mr. Reidy	13,000 shares
Ms. Lee	9,000 shares
Mr. Cachinero	8,000 shares
Mr. Rodriguez	9,000 shares
Mr. Martone	30,000 shares

At its August 2008 meeting, the compensation committee approved stock option grants for Messrs. Butler and Martone, and at its February 2009 meeting, the compensation committee approved stock option grants for the other named executive officers, as follows:

Named Executive Officer	Stock Option Awards
Mr. Butler	225,000 shares
Mr. Reidy	20,000 shares
Ms. Lee	17,000 shares
Mr. Cachinero	17,000 shares
Mr. Rodriguez	17,000 shares
Mr. Martone	55,000 shares

The compensation committee approves the performance-based restricted stock target award ranges, stock option grant ranges, and all of the individual equity-based compensation awards and grants to each of our executive officers. The compensation committee reviews summary compensation sheets prepared by a group of our executives that does not include any of our named executive officers (other than Mr. Cachinero, our Vice President, Human Resources) when it considers the performance-based restricted stock award targets and stock option grants for our executive officers. The summary compensation sheets show up to four years of compensation history for these executive officers, including year-over-year increases, for base salary, target bonus, actual bonus, target total cash, the value of annual restricted stock awards and target total cash and annual restricted stock awards combined. The summary compensation sheets also show a comparison of each executive officer's target total cash and annual restricted stock awards combined as a percentage of the target total cash and annual restricted stock awards combined for our chief executive officer and chief operating officer. The compensation committee uses the summary compensation sheets to monitor total pay trends for each executive officer, but the size of each pay element is considered separately.

The employment agreements of Messrs. Butler and Reidy impact their long-term incentive compensation.

Mr. Butler's employment agreement provides that if his performance goals under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. Mr. Butler's employment agreement also provides for a grant of stock options covering a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. We agreed to these amounts through an arms-length negotiation with Mr. Butler.

Mr. Reidy's employment agreement provides that if his performance goals under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. Mr. Reidy's employment agreement also provides for a grant of stock options covering a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement. We agreed to these amounts through an arms-length negotiation with Mr. Reidy. In determining the grant sizes, we took into account restricted stock and option arrangements Mr. Reidy had with his prior employer and our review of competitive equity compensation practices.

Messrs. Butler's and Reidy's employment agreements are summarized in more detail below under "Mr. Butler Employment Agreement" and "Mr. Reidy Employment Agreement", respectively.

Performance-Based Restricted Stock

We use a performance-based restricted stock program to align the compensation of our key executives with longer-term company operating performance. In September 2007, we established that under our two-year performance-based restricted stock program, average two-year earnings-per-share growth in fiscal years 2008 and 2009 of more than 16% would be required to receive the awards at the target level and that the awards would be adjusted upward or downward at the end of the performance period as follows:

Average Earnings-Per-Share Growth	Restricted Stock Grant as Percentage of Target
12% or under	0%
more than 12% to 14%	75%
more than 14% to 16%	90%
more than 16% to 18%	100%
more than 18% to 20%	115%
over 20%	125%

Our actual average two-year annual earnings-per-share growth rate for fiscal years 2008 and 2009 was 16.3%, resulting in awards of restricted stock at 100% of target level. These shares of restricted stock were issued in September 2009 and are scheduled to vest fully in March 2010. The program provides that if an executive officer terminates his or her employment with the company prior to the March 2010 vesting date, such unvested restricted stock will be forfeited. However, Mr. Martone's shares will be permitted to vest in accordance with his separation agreement. See "Separation Agreement with Mr. Martone" below.

In September 2008, we established that under our two-year performance-based restricted stock program for fiscal years 2009 and 2010, average two-year earnings-per-share growth of more than 10% will be required to receive the awards at the target level and that awards would be adjusted upward or downward at the end of the performance period as follows:

Average Earnings-Per-Share Growth	Restricted Stock Grant as Percentage of Target
7% or under	0%
more than 7% to 8.5%	75%
more than 8.5% to 10%	90%
more than 10% to 14%	100%
more than 14% to 17%	115%
over 17%	125%

This target is lower than the target for the two-year performance-based restricted stock program for the fiscal years 2008 and 2009 because of the impact of the severe downturn in the economy on our financial performance during fiscal year 2009.

If we meet our annual average growth in earnings-per-share goal over the July 1, 2008 through June 30, 2010 two-year performance period, we will issue shares of restricted stock to our executive officers in September 2010. These shares will be scheduled to vest fully in March 2011 unless the recipient terminates his or her employment with the company prior to the March 2011 vesting date.

Uncertainty in the worldwide economic environment has made projecting earnings-per-share growth challenging. In response, the compensation committee in September 2009 established a one-year performance period for our performance-based restricted stock program beginning in fiscal year 2010; the other terms of our performance-based restricted stock program did not change. One-year performance-based restricted stock award targets were set in September 2009 for the fiscal year 2010 performance period at approximately 80% of the annual target awards under the ongoing two-year performance period.

Time-Based Restricted Stock

The compensation committee may from time to time grant discretionary awards of time-based restricted stock to our executive officers. These discretionary grants assist us in the recruitment, promotion or retention of executive officers. After being advised that the current value of several key executives' total unvested equity in the company was less than desired for retention purposes, the compensation committee at its February 2009 meeting approved our chief executive officer's recommendation for the following special time-based restricted stock awards:

Named Executive Officer	Restricted Stock Awards
Mr. Reidy	5,000 shares
Ms. Lee	8,500 shares
Mr. Cachinero	5,000 shares
Mr. Rodriguez	8,500 shares

These awards and their long-term vesting schedule are designed to aid in the retention of these key executives. Messrs. Reidy's and Cachinero's grants of 5,000 shares of restricted stock are each scheduled to vest as follows: 1,000 shares are scheduled to vest on February 10, 2013, and 4,000 shares are scheduled to vest on February 10, 2014. Ms. Lee's and Mr. Rodriguez's grants are scheduled to vest in their entirety on February 10, 2014. The compensation committee did not consider Mr. Butler for a grant because it deemed that the value of his unvested equity in the company provided an appropriate level of retention incentive.

Stock Options

We grant stock options to our executive officers (other than our chief executive officer and chief operating officer) based upon their pay grades. Stock options granted in April 2008 and thereafter generally vest over four years. The grant level for each grade is determined based on our annual review of our long-term incentive compensation program. Our chief executive officer recommends to the compensation committee the number of stock options for our executive officers, other than himself and the chief operating officer. The grant levels for our chief executive officer and chief operating officer are recommended to the compensation committee by a group of our human resources executives. The compensation committee approved stock option grants to Messrs. Butler and Martone in August 2008, and to Messrs. Reidy, Cachinero, Rodriguez and Ms. Lee in February 2009. The grant levels approved by the compensation committee for fiscal year 2009 were consistent with the grant levels approved for fiscal year 2008. Additional stock option grants may be made to assist us in the recruitment, promotion or retention of executive officers.

The compensation committee typically determines and approves stock option grants for our chief executive officer and our chief operating officer in August as part of a review of their entire compensation packages. While the compensation committee can consider a stock option grant at any time for our executive officers, it makes most stock option grants at its first meeting in the calendar year. We do not coordinate this meeting date with any regularly scheduled announcement or corporate event.

Other Long-Term Incentive Program Considerations

We consider the accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. Our goal is to make only equity-based awards and grants that we can deduct when determining our taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe the pay component reinforces.

We try to maximize the tax deductibility of compensation payments to executive officers. Our stockholders have approved our incentive plans that are designed and administered to provide performance-based compensation that is awarded to our executive officers, and therefore not subject to the deduction limits of Section 162(m) of the Internal Revenue Code. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, such pay would be in the best interests of the company and its stockholders.

Other Compensation Components and Considerations

In addition to the components discussed above, we offer our executive officers retirement benefits, deferred compensation, perquisites, and change in control protection. We believe these additional benefits are fair, competitive, consistent with our overall compensation philosophy, and designed to ensure that we can effectively retain our executive officers as well as effectively compete for executive talent.

Retirement Benefits

All executive officers can participate in the Automatic Data Processing, Inc. Retirement and Savings Plan (our 401(k) plan) and are automatically enrolled in the Automatic Data Processing, Inc. Pension Retirement Plan (a tax-qualified defined benefit cash balance pension plan) and the Supplemental Officers Retirement Plan. The Supplemental Officers Retirement Plan provides retirement benefits to our executive officers in excess of those generally available under our qualified cash balance pension plan. The Supplemental Officers Retirement Plan enables us to attract and retain senior and experienced mid- to late-career executive talent necessary to achieve growth and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Deferred Compensation

All executive officers may defer all or a portion of their annual bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives, and to provide our executive officers with a tax efficient way to save for retirement. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

Mr. Butler and, prior to his retirement, Mr. Martone receive fixed annual perquisite allowances of $125,000 that they allocate based on their personal needs.

We provide each of our executive officers the use of automobiles leased by the company and company-paid life insurance. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club events. Finally, the ADP Foundation makes contributions that match the charitable gifts made by our executive officers (including the named executive officers) up to a maximum of $20,000 per calendar year.

Beginning in fiscal year 2010, we eliminated tax gross-up payments to our executive officers that had previously been permitted in connection with travel benefits and personal airplane usage.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed (i) to retain our executive officers (including the named executive officers) and our staff vice presidents and (ii) to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. In addition, Messrs. Butler, Reidy and Cachinero have individual arrangements described below under "Potential Payments Upon Termination or Change of Control."

Our executive officers have different separation entitlements from one another. Our chief executive officer is entitled to severance equal to approximately three times base salary and bonus under some termination scenarios, while our other executive officers are entitled to severance equal to approximately one and one-half or two times base salary and bonus. We believe that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the office. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. He has the greatest individual impact on our success, and he faces the greatest personal risks when the company takes risks.

The severance formulas we use for executive officers are each designed to provide the level of replacement income we feel is appropriate for that office, but the compensation our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Compensation Recovery

Our 2008 Omnibus Award Plan gives the compensation committee the flexibility to grant cash and equity awards that may be recovered if a recipient engages in certain types of misconduct. Beginning in February 2009, stock options and restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain and/or the value of vested restricted stock, as applicable, if the recipient engages in activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Share Ownership Guidelines

The compensation committee established share ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. We set the share ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) includes shares owned outright by the executive officer or beneficially through ownership by direct family members (spouses and/or dependent children), or shares owned through our Retirement and Savings Plan. Under our share ownership guidelines, Mr. Butler is encouraged to own an amount of our stock equal in value to five times his base salary, while Messrs. Reidy, Cachinero, Rodriguez and Ms. Lee are encouraged to own an amount of our stock equal in value to three times their respective base salaries.

Separation Arrangement with Mr. Martone

Mr. Martone retired from the company on January 2, 2009. Taking into account the years of valuable service Mr. Martone provided to the company, we agreed to provide separation benefits to him that consist in part of cash payments, benefit credit under our Supplemental Officers Retirement Plan, continued vesting of equity awards and continued participation in our stock plans. The compensation committee also decided to grant Mr. Martone a discretionary bonus of $300,000 to specifically reward his years of valuable service to the company and his performance as chief operating officer. The arrangement for Mr. Martone is consistent with the separation arrangements we sometimes provide to departing executives whose long-term service deserves special recognition over and above the fixed pay and benefits that have already been earned before the executive's departure.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2009 proxy statement. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2009 proxy statement.

Compensation Committee
of the Board of Directors

Gregory D. Brenneman, Chairman
R. Glenn Hubbard
John P. Jones
Charles H. Noski

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes the compensation of our named executive officers for fiscal year 2009.

Summary Compensation Table For Fiscal Year 2009

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(4) (e)	Option Awards (5) (f)	Non-Equity Incentive Plan Compensation ($)(6) (g)	Change in Pension Value and Nonqualified Deferred Compen-sation Earnings (7) (h)	All Other Compensation ($)(8) (i)	Total ($) (j)
Gary C. Butler	2009	$1,000,000	$ 0	$1,316,316	$2,578,625	$1,295,000	$1,722,475	$ 221,203	$8,133,619
President and Chief	2008	$ 900,000	$ 0	$2,168,340	$2,631,808	$2,579,405	$1,095,792	$ 218,628	$9,593,973
Executive Officer	2007	$ 850,005	$ 0	$2,240,346	$2,912,136	$2,330,000	$ 928,838	$ 246,132	$9,507,457
Christopher R. Reidy ...	2009	$ 532,400	$ 0	$ 492,623	$ 267,692	$ 346,600	$ 129,759	$ 56,981	$1,826,055
Chief Financial	2008	$ 510,000	$ 21,780	$ 944,519	$ 283,461	$ 524,520	$ 99,853	$ 36,623	$2,420,756
Officer	2007	$ 377,500	$ 0	$1,010,121	$ 199,098	$ 648,100	$ 58,981	$ 19,719	$2,313,519
Regina R. Lee......... President, Employer Services – National Accounts Division	2009	$ 425,000	$ 0	$ 527,932	$ 212,834	$ 260,580	$ 140,253	$ 69,999	$1,636,598
Benito Cachinero ...... Vice President, Human Resources	2009	$ 400,000	$ 0	$ 564,072	$ 176,378	$ 215,500	$ 86,672	$ 71,305	$1,513,927
Carlos Rodriguez ...... President, Employer Services – Small Business Services Division	2009	$ 400,000	$ 35,504(2)	$ 522,053	$ 205,528	$ 174,496	$ 47,809	$ 192,427	$1,577,817
S. Michael Martone(1) ..	2009	$ 441,067	$1,075,000(3)	$1,188,205	$1,543,758	$ 0	$ 942,736	$1,157,601	$6,348,367
Chief Operating	2008	$ 750,000	$ 45,000	$1,354,615	$ 595,832	$1,040,950	$ 707,431	$ 253,893	$4,747,721
Officer	2007	$ 581,365	$ 0	$1,387,966	$ 464,794	$ 874,000	$ 580,566	$ 451,199	$4,339,890

(1) Mr. Martone retired from the company on January 2, 2009.

(2) Discretionary bonus for assuming temporary leadership of several business units beyond Mr. Rodriguez's areas of responsibility.

(3) The amount shown reflects (i) a discretionary bonus of $300,000 in recognition of Mr. Martone's years of service and performance as chief operating officer and (ii) a discretionary bonus equal to 100% of Mr. Martone's fiscal year 2009 target bonus of $775,000.

(4) Amounts set forth in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for the fiscal years 2009, 2008 and 2007 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2009 included in our annual report on Form 10-K for the fiscal year ended June 30, 2009, Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008, and Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2007 included in our annual report on Form 10-K for the fiscal year ended June 30, 2007.

(5) Amounts set forth in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal years 2009, 2008 and 2007 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2009 included in our annual report on Form 10-K for the fiscal year ended June 30, 2009, Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008, and Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2007 included in our annual report on Form 10-K for the fiscal year ended June 30, 2007.

(6) Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our Compensation Discussion and Analysis under "Cash Compensation – *Annual Cash Bonus*".

(7) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest rate, a discount rate and a mortality assumption. We calculated the present value as of June 30, 2006 using the RP-2000 white collar mortality table, a 4.75% interest crediting rate for the pension plan, and a 6.25% discount rate; we calculated the present value as of June 30, 2007 using the RP-2000 white collar mortality rate (projected to 2007), a 4.75% interest crediting rate for the pension plan, and a 6.25% discount rate; and we calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality rate (projected to 2008), a 4.50% interest crediting rate for the pension plan, and a 6.95% discount rate; the present value as of June 30, 2009 is based on the RP-2000 white collar mortality table (projected to 2009), a 4.25% interest crediting rate for the pension plan, and a 6.8% discount rate. The change in 2009 in the present value of the Pension Retirement Plan was negative $31,598 for Mr. Martone; we reflected $0 for this amount.

(8) Please refer to the "All Other Compensation" table below for further information.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2009

Name	Other Benefits (1)	Tax Payments (2)	Perquisite Allowance (3)	Matching Charitable Contributions (4)
Gary C. Butler	$ 68,614	$ 7,089	$125,000	$20,500
Christopher R. Reidy	$ 46,031	$ 0	$ 0	$10,950
Regina R. Lee	$ 69,499	$ 500	$ 0	$ 0
Benito Cachinero	$ 51,305	$ 0	$ 0	$20,000
Carlos Rodriguez	$147,776	$35,651	$ 0	$ 9,000
S. Michael Martone	$991,370	$29,981	$125,000	$11,250

(1) Other Benefits include:

(a) Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Butler, $10,233; Mr. Reidy, $11,250; Ms. Lee, $11,750; Mr. Cachinero, $11,279; Mr. Rodriguez, $12,750; and Mr. Martone, $12,800.

(b) Amount paid by the company on behalf of the executives' spouses who accompanied such executives on business travel: Ms. Lee, $3,100; and Mr. Rodriguez, $3,100.

(c) Relocation expense: Mr. Rodriguez, $78,013; and Mr. Martone, $23,314.

(d) Matching contributions to the company's Retirement and Savings Plan (available to the company's associates generally): Mr. Butler, $18,294; Mr. Reidy, $13,279; Ms. Lee, $15,442; Mr. Cachinero, $11,624; Mr. Rodriguez, $15,004; and Mr. Martone, $10,386.

(e) Dividends paid on restricted stock (available to the company's associates generally) included in the Stock Awards column of the Summary Compensation Table: Mr. Butler, $38,506; Mr. Reidy, $20,146; Ms. Lee, $38,031; Mr. Cachinero, $27,267; Mr. Rodriguez, $37,774; and Mr. Martone, $11,541.

(f) Life insurance and accidental death and dismemberment premiums paid by the company (available to the company's associates generally): Mr. Butler, $1,116; Mr. Reidy $891; Ms. Lee, $711; Mr. Cachinero, $670; Mr. Rodriguez, $670; and Mr. Martone, $1,116.

(g) Allowance for annual physical examination (available to the company's executives generally): $465 for each named executive officer.

(h) Amount paid for accrued and unused vacation: Mr. Martone, $50,748.

(i) Retiree health benefit (the present value of Mr. Martone's health coverage determined using a discount rate of 6.6% and a medical inflation rate beginning at 8.25% for 2009-2010 and ultimately settling at 5% by 2017): Mr. Martone, $106,000.

(j) Severance pay to Mr. Martone of $775,000.

(2) Tax Payments consist of:

(a) Gross-up in respect of taxable travel benefits (gross-up payments for travel benefits have been eliminated beginning in fiscal year 2010): Ms. Lee, $500; and Mr. Rodriguez, $500.

(b) Gross-up for relocation expense (available to all participants in the company's relocation program): Mr. Rodriguez, $35,151; and Mr. Martone, $18,050.

(c) Gross-up for taxable benefit of personal use of aircraft chartered by the company (gross-up payments for personal airplane usage have been eliminated beginning in fiscal year 2010): Mr. Butler, $7,089; and Mr. Martone $11,931.

(3) Pursuant to the provisions of his employment agreement, Mr. Butler has an annual perquisite allowance of $125,000. Mr. Martone also had an annual perquisite allowance of $125,000. Mr. Butler used a significant portion of his perquisite allowance to fully reimburse the company for his personal use of aircraft chartered by the company and the incremental cost to the company of his personal use of aircraft owned by the company. Mr. Martone used his entire annual perquisite allowance to offset the incremental cost to the company of providing him with personal use of aircraft chartered by the company and reimbursed the company for the incremental cost to the company in excess of $125,000. Personal use of the aircraft benefit is valued at the actual incremental cost to the company of providing the benefit to the executive. With respect to the aircraft chartered by the company, the incremental cost is the contracted per-hour cost, including empty aircraft positioning costs, plus any fuel surcharges, additional catering or landing fees, taxes and segment fees. With respect to the aircraft owned by the company, the incremental cost is calculated by multiplying the personal flight time, including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew traveling expenses, including hotels, meals, and transportation. Since the aircraft owned by the company is primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries as well as hangar, insurance and management fees.

(4) Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any named executive officer's charitable contributions for that calendar year.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2009

Name	Grant Date	Date of Corporate Action	Plan Under Which Grant Was Made	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold $	Target $	Maximum $	Threshold #	Target #	Maximum #				
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gary C. Butler	—		Cash bonus	$0	$1,550,000	$3,100,000							
	10/3/2008	8/14/2008	2-Yr PBRS				0	42,500	53,125				$1,659,200
	8/14/2008	8/14/2008	Stock Options								225,000	$45.34	$1,982,250
Christopher R. Reidy	—		Cash bonus	$0	$ 425,920	$ 745,500							
	10/3/2008	8/14/2008	2-Yr PBRS				0	13,000	16,250				$ 507,520
	2/10/2009	2/10/2009	TBRS							5,000			$ 187,900
	2/10/2009	2/10/2009	Stock Options								20,000	$37.58	$ 144,000
Regina R. Lee	—		Cash bonus	$0	$ 297,500	$ 520,625							
	10/3/2008	8/14/2008	2-Yr PBRS				0	9,000	11,250				$ 351,360
	2/10/2009	2/10/2009	TBRS							8,500			$ 319,430
	2/10/2009	2/10/2009	Stock Options								17,000	$37.58	$ 122,400
Benito Cachinero	—		Cash bonus	$0	$ 240,000	$ 420,000							
	10/3/2008	8/14/2008	2-Yr PBRS				0	8,000	10,000				$ 312,320
	2/10/2009	2/10/2009	TBRS							5,000			$ 187,900
	2/10/2009	2/10/2009	Stock Options								17,000	$37.58	$ 122,400
Carlos Rodriguez	—		Cash bonus	$0	$ 280,000	$ 490,000							
	10/3/2008	8/14/2008	2-Yr PBRS				0	9,000	11,250				$ 351,360
	2/10/2009	2/10/2009	TBRS							8,500			$ 319,430
	2/10/2009	2/10/2009	Stock Options								17,000	$37.58	$ 122,400
S. Michael Martone	—		Cash bonus	$0	$ 775,000	$1,356,250							
	10/3/2008	8/14/2008	2-Yr PBRS				0	30,000	37,500				$1,171,200
	8/14/2008	8/14/2008	Stock Options								55,000	$45.34	$ 484,550

In the foregoing Grants of Plan-Based Awards table, we refer to our two-year performance-based restricted stock program as 2-Yr PBRS and to our time-based restricted stock program as TBRS. Stock options granted to Messrs. Butler and Martone on August 14, 2008 were granted under the company's 2000 Stock Option Plan, and stock options granted to the other named executive officers on February 10, 2009 were granted under the company's 2008 Omnibus Award Plan.

The grant dates shown in column (b) of the table were determined pursuant to SFAS 123R. Column (bb) of the table shows the actual dates on which our compensation committee:

- set target award amounts under the two-year performance-based restricted stock program;
- awarded restricted stock under the time-based restricted stock program; and
- granted stock options under the 2000 Stock Option Plan or the 2008 Omnibus Award Plan, as applicable.

In determining the foregoing awards and grants, we took into account the employment agreements with Messrs. Butler, Reidy and Cachinero, which are summarized below.

We computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2009 included in our annual report on Form 10-K for the fiscal year ended June 30, 2009.

Mr. Butler Employment Agreement

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The agreement provides for successive one-year terms beginning on August 31, 2006 unless terminated by the company or Mr. Butler at least six months before the end of the applicable one-year term.

Mr. Butler's annual base salary is at least $850,000, and his annual target bonus is at least $1,200,000. The actual bonus paid to Mr. Butler is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Butler will be increased or decreased, as appropriate.

Pursuant to the employment agreement, Mr. Butler received a one-time stock option grant of 150,000 shares of common stock on July 1, 2006. In addition, Mr. Butler will be granted stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Subject to the attainment of any pre-established performance goals that may be set by the compensation committee (in its sole discretion), each stock option will vest in five equal annual installments of 20% each, commencing one year after the applicable grant date.

The company will pay Mr. Butler a perquisite allowance of $125,000 each fiscal year. The salary, bonus, stock and other arrangements for Mr. Butler will be reviewed annually by the compensation committee and may be increased in its sole discretion. Mr. Butler is also entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase and other plans and arrangements (including all policies relating to the exercise of stock options following a person's retirement from, or cessation of employment with, the company) that are generally available to other senior executives of the company.

Mr. Butler's employment agreement also contains provisions related to the change in control or termination, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Mr. Reidy Employment Agreement

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. Mr. Reidy's annual base salary is at least $500,000, and his annual target bonus is at least $400,000. The actual bonus paid to Mr. Reidy is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Reidy will be increased or decreased, as appropriate. Commencing in January 2008, Mr. Reidy will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement.

Mr. Reidy's employment agreement also contains provisions related to his non-voluntary termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Mr. Cachinero Employment Agreement

Mr. Cachinero entered into an employment agreement with the company on March 23, 2007. Mr. Cachinero's annual base salary was $375,000 when he began employment, and it was $400,000 for fiscal year 2009. Mr. Cachinero's annual target bonus amount is 60% of his salary. The actual bonus paid to Mr. Cachinero is based upon his accomplishment of pre-established performance goals established by the compensation committee. Mr. Cachinero is entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase plans, the company's Executive Fleet Program and other plans and arrangements that are generally available to other executives at Mr. Cachinero's grade level in accordance with those plans' terms. Mr. Cachinero is eligible to receive four weeks of paid vacation per year during his first five years of employment.

Mr. Cachinero's employment agreement also contains provisions related to his retirement and termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change in Control."

Restricted Stock

We currently grant restricted stock under our 2008 Omnibus Award Plan. Restricted stock awards granted in connection with our performance-based restricted stock program generally vest six months following issuance. Other restricted stock awards vest over periods determined by our compensation committee. Holders of shares of restricted stock are entitled to receive dividends paid on their restricted shares.

Beginning in February 2009, restricted stock awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any gain realized on the award (the fair market value, on the applicable vesting date, of the shares delivered to the participant), if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

Stock Options

We currently grant stock options under our 2008 Omnibus Award Plan. Stock options have an exercise price equal to our closing stock price on the date of grant, however options granted before January 2007 under our 2000 Stock Option Plan have an exercise price equal to the average of the high and the low sales prices of our stock on the day of grant. Stock options have a term of up to ten years from the date of grant. No option may be exercised after the expiration of its ten-year term.

Stock options granted in April 2008 and thereafter generally vest over four years. Options granted prior to April 2008 vest over a five-year period, beginning on the second anniversary of the grant date (for all key executives of the company, including the named executive officers other than Mr. Butler, whose options started vesting on the first anniversary of the grant date), or the first anniversary of the grant date (for all other optionholders).

Stock options granted under our 2008 Omnibus Award Plan become fully vested and exercisable upon the death or disability of an optionholder who (i) is an active employee, (ii) satisfied the company's retirement criteria and retired on or after age 55 with ten years of service (Normal Retirement) or (iii) retired in the previous twelve months on or after age 55 with between five and ten years of service with the company and its subsidiaries. Stock options will continue to vest following a Normal Retirement that occurs after the first anniversary of an option's grant date.

Vested options granted under our 2008 Omnibus Award Plan may generally be exercised for up to 60 days following an optionholder's termination of employment with the company, provided that:

- optionholders who retire on or after Normal Retirement will have up to 37 months following retirement to exercise their vested options (subject to extension in the case of subsequent death);
- optionholders who retire on or after age 55 with between five and ten years of service will have up to twelve months following retirement to exercise their options (subject to extension in the case of subsequent death);

- optionholders who die or become disabled on or after eligibility for Normal Retirement will have up to 36 months following their death or disability to exercise their options (subject to extension in the case of subsequent death following a disability); and
- optionholders who were not eligible for Normal Retirement on the date of death or disability will have up to twelve months following their death or disability to exercise their options (subject to extension in the case of subsequent death following a disability).

Beginning in February 2009, stock option awards under our 2008 Omnibus Award Plan allow the compensation committee to cause a recipient's award to be forfeited, and to require the recipient to pay to us any option gain, if the recipient engages in an activity that is in conflict with or adverse to our interests, including but not limited to fraud or conduct contributing to any financial restatements or irregularities, or if the recipient violates a restrictive covenant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009

		Option Awards				Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) (Exercisable)(2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Gary C. Butler	7/26/1999	109,750		$38.01	7/25/09				
	10/18/1999	65,850		$40.06	10/17/09				
	8/14/2000	109,750		$51.11	8/14/10				
	8/13/2001	109,750		$44.06	8/13/11				
	9/21/2001	8,780		$39.64	9/20/11				
	7/22/2002	10,864		$29.38	7/21/12				
	7/22/2002	76,825		$29.38	7/21/12				
	8/12/2002	109,750		$33.58	8/11/12				
	8/11/2003	57,069	14,268	$34.45	8/10/13				
	8/11/2003	118,530	29,632	$34.45	8/10/13				
	8/11/2004	59,265	39,510	$35.56	8/10/14				
	8/11/2005	43,900	65,850	$40.51	8/10/15				
	7/1/2006	153,650	230,475	$41.50	6/30/16				
	8/9/2007	40,000	160,000	$47.55	8/8/17				
	8/14/2008		225,000	$45.34	8/13/18				
	9/22/2006					6,667	$ 236,278		
	9/9/2009					35,000	$1,240,400		
	—							53,125	$1,882,750
Christopher R. Reidy	10/2/2006	16,462	65,850	$42.98	10/1/16				
	1/31/2008		20,000	$40.28	1/30/18				
	2/10/2009		20,000	$37.58	2/9/19				
	4/30/2008					6,000	$ 212,640		
	2/10/2009					5,000	$ 177,200		
	9/9/2009					13,000	$ 460,720		
	—							16,250	$ 575,900
Regina R. Lee	5/10/2000	10,536		$46.36	5/10/10				
	5/15/2001	13,170		$48.12	5/14/11				
	9/21/2001	2,496		$39.64	9/20/11				
	5/6/2002	12,072		$45.84	5/6/12				
	7/22/2002	5,487		$29.38	7/21/12				
	5/13/2003	12,072		$31.28	5/12/13				
	11/11/2003	6,585		$35.74	11/10/13				
	5/11/2004	12,072		$42.30	5/10/14				
	1/27/2005	6,585	4,390	$39.40	1/26/15				
	1/27/2006	5,268	7,902	$40.70	1/26/16				
	1/26/2007	3,731	14,926	$42.94	1/25/17				
	4/25/2007		30,000	$44.91	4/24/17				
	1/31/2008		17,000	$40.28	1/30/18				
	2/10/2009		17,000	$37.58	2/9/19				

Name	Grant Date(1)	Option Awards: Number of Securities Underlying Unexercised Options (#) (Exercisable)(2)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
	9/22/2006					667	$ 23,638		
	4/25/2007					10,000	$ 354,400		
	4/30/2008					12,000	$ 425,280		
	2/10/2009					8,500	$ 301,240		
	9/9/2009					8,000	$ 283,520		
	—							11,250	$ 398,700
Benito Cachinero	4/25/2007	8,000	32,000	$44.91	4/24/17				
	1/31/2008		17,000	$40.28	1/30/18				
	2/10/2009		17,000	$37.58	2/9/19				
	4/25/2007					6,581	$ 233,231		
	4/30/2008					6,000	$ 212,640		
	2/10/2009					5,000	$ 177,200		
	9/9/2009					8,000	$ 283,520		
	—							10,000	$ 354,400
Carlos Rodriguez	5/10/2000	13,170		$46.36	5/10/10				
	5/15/2001	13,170		$48.12	5/14/11				
	9/21/2001	2,511		$39.64	9/20/11				
	5/6/2002	13,170		$45.84	5/5/12				
	7/22/2002	2,634		$29.38	7/21/12				
	5/13/2003	5,268		$31.28	5/12/13				
	8/11/2003	4,390		$34.45	8/10/13				
	5/11/2004	13,170	3,292	$42.30	5/10/14				
	1/27/2005	6,585	4,390	$39.40	1/26/15				
	1/27/2006	4,390	6,585	$40.70	1/26/16				
	1/26/2007	2,634	10,536	$42.94	1/25/17				
	4/25/2007		30,000	$44.91	4/24/17				
	1/31/2008		17,000	$40.28	1/30/18				
	2/10/2009		17,000	$37.58	2/9/19				
	9/22/2006					500	$ 17,720		
	4/25/2007					10,000	$ 354,400		
	4/30/2008					12,000	$ 425,280		
	2/10/2009					8,500	$ 301,240		
	9/9/2009					8,000	$ 283,520		
	—							9,000	$ 318,960
S. Michael Martone	5/15/2000	27,437		$46.90	5/15/10				
	5/15/2001	27,437		$48.12	5/14/11				
	9/21/2001	4,801		$39.64	9/20/11				
	5/14/2002	27,437		$48.36	5/13/12				
	7/22/2002	5,991		$29.38	7/21/12				
	7/22/2002	27,437		$29.38	7/21/12				
	5/13/2003	27,437		$31.28	5/12/13				

2009 Proxy Statement

		Option Awards				Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) (Exercis-able)(2)	Number of Securities Underlying Unexercised Options (#) (Unexercis-able)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
	8/11/2003	21,950		$34.45	8/10/13				
	5/11/2004	26,340	6,585	$42.30	5/10/14				
	8/11/2004	22,059	14,707	$35.56	8/10/14				
	1/27/2006	14,706	22,060	$40.70	1/26/16				
	1/26/2007	12,072	48,290	$42.94	1/25/17				
	8/9/2007		55,000	$47.55	8/8/17				
	8/14/2008		55,000	$45.34	8/13/18				
	9/22/2006					1,375	$ 48,730		
	9/9/2009					25,000	$ 886,000		

(1) We have included in the table awards under our two-year performance-based restricted stock program spanning fiscal years 2008 and 2009. Such awards were formally made on September 9, 2009.

(2) The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007.

(3) Market value based on June 30, 2009 closing price of our common stock of $35.44 per share.

(4) Equity Incentive Plan Awards include awards under our two-year performance-based restricted stock program spanning fiscal years 2009 and 2010 that are subject to achievement of performance targets. Our performance during the two-year performance-based restricted stock program spanning fiscal years 2008 and 2009 resulted in awards at target level, therefore, pursuant to Securities and Exchange Commission rules, we are reporting the number of shares that could be earned at 125% of target level.

OUTSTANDING EQUITY AWARDS VESTING SCHEDULE FOR FISCAL YEAR 2009

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Gary C. Butler	7/26/1999	20% vested on 7/26/2001	9/22/2006	33 1/3% vested on 7/1/2007
		20% vested on 7/26/2002		33 1/3% vested on 7/1/2008
		40% vested on 7/26/2003		33 1/3% vested on 7/1/2009
		20% vested on 7/26/2004	9/9/2009	Stock will vest six months after grant date
	10/18/1999	33% vested on 10/18/2002	9/25/2010	If performance targets are achieved, stock will be granted on or about 9/25/10 and will vest fully six months after grant date
		67% vested on 10/18/2003		
	8/14/2000	20% vested on 8/14/2001		
		20% vested on 8/14/2002		
		20% vested on 8/14/2003		
		20% vested on 8/14/2004		
		20% vested on 8/14/2005		
	8/13/2001	60% vested on 8/13/2004		
		20% vested on 8/13/2005		
		10% vested on 8/13/2006		
		10% vested on 8/13/2007		
	9/21/2001	100% vested on 9/1/2002		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	8/12/2002	40% vested on 8/12/2004		
		20% vested on 8/12/2005		
		20% vested on 8/12/2006		
		20% vested on 8/12/2007		
	8/11/2003	20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
	8/11/2003	20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
	8/11/2004	20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vests on 8/11/2010		
	8/11/2005	20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vests on 8/11/2010		
		20% vests on 8/11/2011		
	7/1/2006	20% vested on 7/1/2007		
		20% vested on 7/1/2008		
		20% vested on 7/1/2009		
		20% vests on 7/1/2010		
		20% vests on 7/1/2011		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	8/9/2007	20% vested on 8/9/2008		
		20% vested on 8/9/2009		
		20% vests on 8/9/2010		
		20% vests on 8/9/2011		
		20% vests on 8/9/2012		
	8/14/2008	25% vested on 8/14/2009		
		25% vests on 8/14/2010		
		25% vests on 8/14/2011		
		25% vests on 8/14/2012		
Christopher R. Reidy	10/2/2006	20% vested on 10/2/2008	4/30/2008	50% vests on 4/30/2012
		20% vests on 10/2/2009		50% vests on 4/30/2013
		20% vests on 10/2/2010	2/10/2009	20% vests on 2/10/2013
		20% vests on 10/2/2011		80% vests on 2/10/2014
		20% vests on 10/2/2012	9/9/2009	Stock will vest six months after grant date
	1/31/2008	20% vests on 1/31/2010	9/25/2010	If performance targets are achieved, stock will be granted on or about 9/25/10 and will vest fully six months after grant date
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vests on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
Regina R. Lee	5/10/2000	20% vested on 5/10/2001	9/22/2006	33 1/3% vested on 7/1/2007
		20% vested on 05/10/2002		33 1/3% vested on 7/1/2008
		20% vested on 5/10/2003		33 1/3% vested on 7/1/2009
		20% vested on 5/10/2004	4/25/2007	50% vests on 1/1/2011
		20% vested on 5/10/2005		25% vests on 1/1/2012
	5/15/2001	20% vested on 5/15/2002		25% vests on 1/1/2013
		20% vested on 5/15/2003	4/30/2008	50% vests on 4/30/2012
		20% vested on 5/15/2004		50% vests on 4/30/2013
		20% vested on 5/15/2005	2/10/2009	100% vests on 2/10/2014
		20% vested on 5/15/2006	9/9/2009	Stock will vest six months after grant date
	9/21/2001	100% vested on 9/1/2002	9/25/2010	If performance targets are achieved, stock will be granted on or about 9/25/10 and will vest fully six months after grant date
	5/6/2002	20% vested on 5/6/2003		
		20% vested on 5/6/2004		
		20% vested on 5/6/2005		
		20% vested on 5/6/2006		
		20% vested on 5/6/2007		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	5/13/2003	20% vested on 5/13/2004		
		20% vested on 5/13/2005		
		20% vested on 5/13/2006		
		20% vested on 5/13/2007		
		20% vested on 5/13/2008		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	11/11/2003	20% vested on 11/11/2004		
		20% vested on 11/11/2005		
		20% vested on 11/11/2006		
		20% vested on 11/11/2007		
		20% vested on 11/11/2008		
	5/11/2004	20% vested on 5/11/2005		
		20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vests on 1/27/2010		
		20% vests on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vests on 1/27/2010		
		20% vests on 1/27/2011		
		20% vests on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vests on 1/26/2010		
		20% vests on 1/26/2011		
		20% vests on 1/26/2012		
		20% vests on 1/26/2013		
	4/25/2007	20% vests on 4/25/2011		
		40% vests on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vests on 1/31/2010		
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25 % vests on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
Benito Cachinero	4/25/2007	20% vested on 4/25/2009	4/25/2007	50% vested on 1/1/2009
		20% vests on 4/25/2010		50% vests on 1/1/2010
		20% vests on 4/25/2011	4/30/2008	50% vests on 4/30/2012
		20% vests on 4/25/2012		50% vests on 4/30/2013
		20% vests on 4/25/2013	2/10/2009	20% vests on 2/10/2013
	1/31/2008	20% vests on 1/31/2010		80% vests on 2/10/2014
		20% vests on 1/31/2011	9/9/2009	Stock will vest six months after grant date
		20% vests on 1/31/2012	9/25/2010	If performance targets are achieved, stock will be granted on or about 9/25/10 and will vest fully six months after grant date
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vests on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Carlos Rodriguez	5/10/2000	20% vested on 5/10/2001	9/22/2006	33 1/3% vested on 7/1/2007
		20% vested on 5/10/2002		33 1/3% vested on 7/1/2008
		20% vested on 5/10/2003		33 1/3% vested on 7/1/2009
		20% vested on 5/10/2004	4/25/2007	50% vests on 1/1/2011
		20% vested on 5/10/2005		25% vests on 1/1/2012
	5/15/2001	20% vested on 5/15/2002		25% vests on 1/1/2013
		20% vested on 5/15/2003	4/30/2008	50% vests on 4/30/2012
		20% vested on 5/15/2004		50% vests on 4/30/2013
		20% vested on 5/15/2005	2/10/2009	100% vests on 2/10/2014
		20% vested on 5/15/2006	9/9/2009	Stock will vest six months after grant date.
	9/21/2001	100% vested 9/1/2002	9/25/2010	If performance targets are achieved, stock
	5/6/2002	20% vested on 5/6/2003		will be granted on or about 9/25/10 and
		20% vested on 5/6/2004		will vest fully six months after grant date.
		20% vested on 5/6/2005		
		20% vested on 5/6/2006		
		20% vested on 5/6/2007		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	5/13/2003	20% vested on 5/13/2005		
		20% vested on 5/13/2006		
		20% vested on 5/13/2007		
		20% vested on 5/13/2008		
		20% vested on 5/13/2009		
	8/11/2003	20% vested on 8/11/2004		
		20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
	5/11/2004	20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
		20% vests on 5/11/2010		
	1/27/2005	20% vested on 1/27/2007		
		20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vests on 1/27/2010		
		20% vests on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008		
		20% vested on 1/27/2009		
		20% vests on 1/27/2010		
		20% vests on 1/27/2011		
		20% vests on 1/27/2012		
	1/26/2007	20% vested on 1/26/2009		
		20% vests on 1/26/2010		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
		20% vests on 1/26/2011		
		20% vests on 1/26/2012		
		20% vests on 1/26/2013		
	4/25/2007	20% vests on 4/25/2011		
		40% vests on 4/25/2012		
		40% vests on 4/25/2013		
	1/31/2008	20% vests on 1/31/2010		
		20% vests on 1/31/2011		
		20% vests on 1/31/2012		
		20% vests on 1/31/2013		
		20% vests on 1/31/2014		
	2/10/2009	25% vests on 2/10/2010		
		25% vests on 2/10/2011		
		25% vests on 2/10/2012		
		25% vests on 2/10/2013		
S. Michael Martone	5/15/2000	40% vested on 5/15/2004	9/22/2006	33 1/3% vested on 7/1/2007
		40% vested on 5/15/2005		33 1/3% vested on 7/1/2008
		20% vested on 5/15/2006		33 1/3% vested on 7/1/2009
	5/15/2001	45% vested on 5/15/2005	9/9/2009	Stock will vest six months after grant date
		33% vested on 5/15/2006	9/25/2010	If performance targets are achieved, stock will be granted on or about 9/25/10 and will vest fully six months after grant date
		22% vested on 5/15/2007		
	9/21/2001	100% vested on 9/1/2002		
	5/14/2002	40% vested on 5/14/2005		
		20% vested on 5/14/2006		
		20% vested on 5/14/2007		
		20% vested on 5/14/2008		
	7/22/2002	20% vested on 7/22/2003		
		20% vested on 7/22/2004		
		20% vested on 7/22/2005		
		20% vested on 7/22/2006		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	5/13/2003	20% vested on 5/13/2005		
		20% vested on 5/13/2006		
		20% vested on 5/13/2007		
		20% vested on 5/13/2008		
		20% vested on 5/13/2009		
	8/11/2003	20% vested on 8/11/2004		
		20% vested on 8/11/2005		
		20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
	5/11/2004	20% vested on 5/11/2006		
		20% vested on 5/11/2007		
		20% vested on 5/11/2008		
		20% vested on 5/11/2009		
		20% vests on 12/31/2009		
	8/11/2004	20% vested on 8/11/2006		
		20% vested on 8/11/2007		
		20% vested on 8/11/2008		
		20% vested on 8/11/2009		
		20% vests on 12/31/2009		

Option Awards		Stock Awards	
Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
1/27/2006	20% vested on 1/27/2008		
	20% vested on 1/27/2009		
	60% vests on 12/31/2009		
1/26/2007	20% vested on 1/26/2009		
	80% vests on 12/31/2009		
8/9/2007	20% vested on 8/9/2009		
	80% vests on 12/31/2009		
8/14/2008	25% vested on 8/14/2009		
	75% vests on 12/31/2009		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL YEAR 2009

Name (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Option Awards: Value Realized on Exercise ($) (c)	Stock Awards: Number of Shares Acquired on Vesting (#) (d)	Stock Awards: Value Realized on Vesting ($) (e)
Gary C. Butler(1)	0	$ 0	54,317	$1,955,851
Christopher R. Reidy(2)	0	$ 0	17,833	$ 617,200
Regina R. Lee(3)	0	$ 0	16,059	$ 592,864
Benito Cachinero(4)	0	$ 0	16,581	$ 641,653
Carlos Rodriguez(5)	5,487	$22,771	11,890	$ 418,198
S. Michael Martone(6)	0	$ 0	37,046	$1,302,210

(1) 10,417 shares vested with a market price of $41.90 on July 1, 2008 and 43,900 shares vested with a market price of $34.61 on March 10, 2009.

(2) 17,833 shares vested with a market price of $34.61 on March 10, 2009.

(3) 5,084 shares vested with a market price of $41.90 on July 1, 2008 and 10,975 shares vested with a market price of $34.61 on March 10, 2009.

(4) 6,581 shares vested with a market price of $44.91 on January 1, 2009 and 10,000 shares vested with a market price of $34.61 on March 10, 2009.

(5) Exercised options to purchase 5,487 shares on August 5, 2008 with an exercise price of $39.89 and a market price of $44.04. 917 shares vested with a market price of $41.90 on July 1, 2008 and 10,973 shares vested with a market price of $34.61 on March 10, 2009.

(6) 2,750 shares vested with a market price of $41.90 on July 1, 2008 and 34,296 shares vested with a market price of $34.61 on March 10, 2009.

PENSION BENEFITS FOR FISCAL YEAR 2009

Name (a)	Plan Name (b)	Number of Years Credited Service(1) (c)	Present Value of Accumulated Benefit(2)(3)(4) (d)	Payments During Last Fiscal Year (e)
Gary C. Butler	Automatic Data Processing, Inc. Pension Retirement Plan	33.50	$2,027,981	$ 0
	Supplemental Officers Retirement Plan	16.67	$6,230,008	$ 0
Christopher R. Reidy	Automatic Data Processing, Inc. Pension Retirement Plan	1.50	$ 9,203	$ 0
	Supplemental Officers Retirement Plan	2.00	$ 279,390	$ 0
Regina R. Lee	Automatic Data Processing, Inc. Pension Retirement Plan	26.50	$ 177,826	$ 0
	Supplemental Officers Retirement Plan	4.00	$ 297,496	$ 0
Benito Cachinero	Automatic Data Processing, Inc. Pension Retirement Plan	1.50	$ 8,521	$ 0
	Supplemental Officers Retirement Plan	1.00	$ 115,503	$ 0
Carlos Rodriguez	Automatic Data Processing, Inc. Pension Retirement Plan	8.50	$ 47,655	$ 0
	Supplemental Officers Retirement Plan	5.00	$ 152,259	$ 0
S. Michael Martone	Automatic Data Processing, Inc. Pension Retirement Plan	21.50	$1,741,946	$261,797
	Supplemental Officers Retirement Plan	14.00	$2,142,741	$ 0

(1) Consists of the number of years of service credited as of June 30, 2009 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as full calendar years of continuous employment with the company after plan participation has begun and only includes the period of employment during which the executive is accruing a benefit under the Supplemental Officers Retirement Plan. Executives must be selected for participation in the Supplemental Officers Retirement Plan. Credited service is defined in the Pension Retirement Plan as elapsed time of employment with the company.

(2) The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2009 under the Pension Retirement Plan and Supplemental Officers Retirement Plan using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. For the Pension Retirement Plan only, we also used a 4.25% interest crediting rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2009, are as follows: Mr. Butler, $330,295; Mr. Reidy, $12,427; Ms. Lee, $228,935; Mr. Cachinero, $11,871; and Mr. Rodriguez, $77,438.

(4) The present values of accumulated benefits for the Pension Retirement Plan and Supplemental Officers Retirement Plan were determined as of the normal retirement age, *i.e.*, 65.

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of the company. Under the Pension Retirement Plan, the company credits participants' notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the Internal Revenue Service compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum and/or an annuity upon retirement. Eligible participants include the named executive officers and other officers of the company with titles of corporate vice president and above.

On August 14, 2008 our board approved amendments to the Supplemental Officers Retirement Plan. These amendments include changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as "non-grandfathered participants," and to all other participants as "grandfathered participants"), as well as changes relating to the forms of benefit available for all current and future participants. All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After ten years of service, a participant will qualify for the full annual benefit (we refer to the percentage of the benefit that has been earned by a participant based on the number of calendar years of continuous plan participation as the "vested percentage").

Supplemental Officers Retirement Plan benefits begin on the earliest of (i) the later of attainment of age 60 and the first day of the seventh month following separation from service, (ii) disability or (iii) death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75% or 100% joint and survivor annuity with a beneficiary, or a ten year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity, or if elected, a guaranteed payment for 120 months only. A Supplemental Officers Retirement Plan participant whose employment is involuntarily terminated is eligible to receive service credit for the full year in the year in which the employment terminates. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan and the Retirement and Savings plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, the amount of the annual benefit is determined by taking the average annual compensation of a participant for the five full consecutive calendar years during which he or she received the highest amount of compensation (we refer to such average annual compensation as "final average annual pay"), and then multiplying that amount by a factor of 1.5%, the number of years of service and his or her vested percentage. The maximum annual plan benefit which may be paid to grandfathered participants will be limited to 25% of a participant's final average annual pay (which we express as a maximum service period of 16.67 years). For grandfathered participants, compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and compensation from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant's benefit commencement precedes the participant's 65th birthday.

For non-grandfathered participants the amount of the annual benefit is determined by taking such participant's final average annual pay, and then multiplying that amount by a factor of 2%, the number of years of service (up to 20 years), and his or her vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant's final average annual pay, multiplied by 1%, up to five additional years of service, and his or her vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit which may be paid to non-grandfathered participants will be limited to 45% of a participant's final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008 under the formula applicable to grandfathered participants.

If any participant within 24 months after his or her employment terminates violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the Supplemental Officers Retirement Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2009

Name (a)	Executive Contributions in 2009(1) ($) (b)	Aggregate Earnings in 2009(2) ($) (d)	Aggregate Balance at June 30, 2009(3) (f)
Gary C. Butler	$2,025,000	$ 169,656	$4,643,606
Christopher R. Reidy	$ 0	$ 0	$ 0
Regina R. Lee	$ 0	$ 0	$ 0
Benito Cachinero	$ 0	$ 0	$ 0
Carlos Rodriguez	$ 0	$ -48,034	$ 317,609
S. Michael Martone	$ 0	$-107,380	$ 473,648

(1) The amount listed in column (b) reflects the annual bonus for fiscal year 2008 that was payable in fiscal year 2009, but which was deferred by Mr. Butler; this amount was reported as compensation in the Summary Compensation Table for fiscal year 2008. In addition, the annual bonus earned for fiscal year 2009 by Mr. Butler ($1,295,000) that was paid in fiscal year 2010 was also deferred by Mr. Butler; this amount was reported as compensation in the Summary Compensation Table for fiscal year 2009. As the amount in respect of fiscal year 2009 bonus was not deferred until after fiscal year 2009, such amount is not included in columns (b) and (f).

(2) The earnings amounts are not reported as compensation for fiscal year 2009 in the Summary Compensation Table.

(3) The following amounts were reported as compensation in the Summary Compensation Table for previous years: Mr. Butler, $4,355,000; and Mr. Martone, $117,058.

Deferred Compensation Program

Under the ADP Executive Deferred Compensation Program, all key executives of the company (including the named executive officers) can defer up to 100% of their annual bonuses into a deferred compensation account. Officers must make annual elections to defer in the first quarter of the fiscal year in which the bonus is earned. They can choose two investment options for their deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor's index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2009, the fixed fund rate was 4.00%, or 115% of the applicable federal long-term rate. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation accounts.

All deferrals made beginning with fiscal year 2005 are administered in compliance with Section 409A of the Internal Revenue Code. Fund allocations are chosen at the same time the deferral is elected. The program does not allow such allocations to change once the deferral is made to the account. Each participant has the option of making a one-time change affecting when their distributions from the account can occur. The change, which is required to be made twelve months before the first distribution date, and can only be used to delay the timing and change the number of installment payments received. However, in accordance with Section 409A, any changed distribution cannot be earlier than five years after the previously scheduled distribution date, with the exception of payments made by the reason of death or permanent disability.

The program requires that on termination of employment, other than due to retirement, death or disability, deferred funds will be distributed to participants in a lump sum payment. This overrides all previously elected distribution schedules. Those funds and the earnings on deferrals made for fiscal year 2005 and later may be distributed to an executive after termination of employment only after a six-month delay. Distributions are subject to federal, state and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

We have in effect the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers. The change in control plan provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates after a change in control of the company. All named executive officers of the company, other than Mr. Martone, participate in the change in control plan. As of June 30, 2009, there were 27 participants in the change in control plan.

The change in control plan provides that:

- participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive a lump sum payment equal to 150% of such participant's current total annual compensation;
- participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will receive a payment equal to 100% of such participant's current total annual compensation;
- options to purchase common stock held by participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will become fully vested and exercisable;
- options to purchase common stock held by participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will become fully vested and exercisable to the extent that such options would have otherwise vested within one year after being terminated without cause or leaving for good reason;
- restricted shares issued under the time-based restricted stock program and held by participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will become fully vested as to those restricted shares for which vesting restrictions would otherwise have lapsed within two years after being terminated without cause or leaving for good reason;
- restricted shares issued under the time-based restricted stock program and held by participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will become fully vested to the extent that vesting restrictions would have lapsed within one year after being terminated without cause or leaving for good reason; and
- since under the two-year performance-based restricted stock program restricted shares are not issued until after the end of the applicable two-year performance periods, the company will issue to a participant on the date such participant is terminated without cause or leaves for good reason the number of restricted shares a participant would have been entitled to receive had the performance goals been achieved at the 100% target rate in the then ongoing two-year performance-based restricted stock programs.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates.

The change in control payments due to Messrs. Reidy, Cachinero, Rodriguez and Ms. Lee are payable solely pursuant to the terms of the change in control plan. However, Mr. Butler is entitled to receive, on an item-by-item basis, the greater of the benefits and payments and more favorable conditions provided under the change in control plan and/or his employment agreement entered into on June 28, 2006.

A "change in control" will have occurred if:

- any "person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then outstanding securities;
- there occurs a merger, consolidation or other business combination of the company (a "transaction"), other than a "transaction" immediately following which the stockholders of the company immediately prior to the "transaction" continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the "transaction"; or
- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the "transaction."

If instructed by a participant, the company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Employment Agreement with Mr. Butler

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The employment agreement provides that the company's obligation to make payments to Mr. Butler will cease on the date he is terminated for cause, *i.e.*, if he has:

- been convicted of a felony and such conviction has been upheld by a final ruling of court of law;
- failed or refused to perform his obligations as chief executive officer;
- committed any act of negligence in the performance of his duties under the employment agreement and failed to take appropriate corrective action (if such corrective action can be taken); or
- committed any act of willful misconduct.

If the company terminates Mr. Butler's employment for any reason other than (i) for cause, as discussed above, (ii) for death or permanent or serious disability, either physical or mental, (iii) on account of a change in control or (iv) because the compensation committee either deems it to be in the company's best interests for Mr. Butler to retire before his 65th birthday (or if Mr. Butler elects to retire after his 65th birthday) or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler has as the company's chief executive officer on August 31, 2006, Mr. Butler will, for 24 months after such termination date:

- receive his annual base salary;
- have his stock options continue to vest;
- have the restrictions on his restricted stock continue to lapse (without regard to any performance goals); and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, Mr. Butler will receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler dies or becomes permanently and seriously disabled, either physically or mentally, so that he is absent from his office due to such disability and otherwise unable substantially to perform his services under the employment agreement, the company may terminate his employment. Under such circumstances, the company will continue to pay Mr. Butler's full compensation up to and including the effective date of his termination for death or disability. For 36 months after such termination date, he will:

- receive his annual base salary;
- receive his restricted stock and unvested stock options, all of which will automatically vest on the date of his death or termination for disability; and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, he is to receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler elects to voluntarily leave in the absence of a change in control (other than where the compensation committee determines that it is in the company's best interests for Mr. Butler to retire before his 65th birthday or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler had as chief executive officer of the company on August 31, 2006, or if Mr. Butler elects to retire after his 65th birthday), the company's obligation to make any payment to Mr. Butler will cease on the date his employment ends.

If Mr. Butler's employment is terminated other than for cause, or he resigns for good reason, within 24 months following a change in control of the company:

- he will receive a lump sum termination payment equal to a percentage, ranging from 300% if such termination occurs within two years after such change in control, to 200% if it occurs in the third year, to 100% if it occurs after the third year, of his current total annual compensation;
- all of his stock options will become fully vested and all of his restricted stock having restrictions lapsing within three years after such termination will have such restrictions automatically removed (without regard to any performance goals); and
- the number of shares of restricted stock Mr. Butler would have been entitled to receive had the performance goals been achieved at the 100% target rate in each of the then ongoing performance-based restricted stock programs is to be immediately and automatically issued to him and all restrictions thereon removed.

For purposes of the employment agreement, good reason means any action which results in a diminution in any respect in Mr. Butler's current position, authority, duties or responsibilities as the company's chief executive officer, or a reduction in the overall level of his compensation or benefits.

Mr. Butler's employment agreement provides that in the event any payment to him following a change in control results in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, he will receive an additional payment such that after the payment of all such excise taxes and any taxes on the additional payments, he will be in the same after-tax position as if no excise tax had been imposed.

If the compensation committee deems it to be in the company's best interests that Mr. Butler retires prior to reaching his 65th birthday or if he decides to retire at any time after his 65th birthday, then:

- on the date of his retirement, all of Mr. Butler's restricted stock then owned by him will continue to be owned by him and the restrictions thereon will continue to lapse in the same manner as would have been the case had he continued to be an employee of the company;
- Mr. Butler will continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee the company, and he will receive the number of shares of restricted stock he would have been entitled to receive had he continued to be an employee of the company, the restrictions on which will continue to lapse in the same manner as would have been the case had he continued to be an employee the company; and
- all of Mr. Butler's outstanding unvested stock options will vest on his retirement date.

If our board of directors confers on any other person (including any other director, officer or associate of the company) any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers Mr. Butler had as our chief executive officer on August 31, 2006, Mr. Butler may deem such action to constitute a request that he immediately retire in the best interests of the company, in which case the arrangements set forth in the foregoing paragraph will apply.

If Mr. Butler's employment terminates other than for cause, then, for purposes of the Supplemental Officers Retirement Plan, his final average annual pay will be deemed to include the applicable compensation attributable to the periods covered by the termination payments made to Mr. Butler under his employment agreement. If the compensation committee deems it to be in the company's best interests that Mr. Butler retire prior to his 65th birthday, any early retirement benefit payable under the Supplemental Officers Retirement Plan will not be actuarially reduced to reflect the payment of benefits before his normal retirement date.

Employment Agreement with Mr. Reidy

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. The agreement provides that if Mr. Reidy is non-voluntarily terminated from the company within the first three years of his employment, he will receive two years of base salary, bonus and restricted stock. After the third year of his employment, Mr. Reidy will be entitled to separation pay equal to one year of base salary, bonus and restricted stock.

Employment Agreement with Mr. Cachinero

Mr. Cachinero entered into an employment agreement with the company on March 23, 2007. The employment agreement provides that the company's obligation to make payments to Mr. Cachinero will cease on the date he is terminated for cause, *i.e.*, if he has:

- been convicted or pleaded nolo contondere to a criminal act for which the punishment may be death or imprisonment for more than one year;
- willfully or recklessly failed or refused to perform his material obligations as corporate vice president of human resources and such failure or refusal continued during the 30-day period following his receipt of a written notice of his failure or refusal;
- committed any act or omission of gross negligence in the performance of his material duties under the employment agreement and failed to take appropriate corrective action during the 30-day period following his receipt of a written notice of such act or omission;
- committed any act of willful or reckless misconduct; or
- violated the company's Code of Business Conduct and Ethics.

On a termination for cause, Mr. Cachinero will be eligible to receive all vested or accrued wages, vacation, sick pay, expense reimbursement, bonuses and dividends.

If Mr. Cachinero dies while he is actively employed by the company:

- the company will pay to Mr. Cachinero's estate all vested or accrued wages, vacation, sick pay, expense reimbursement, bonuses and dividends;
- any restrictions on Mr. Cachinero's time-based restricted stock will lapse;
- Mr. Cachinero's estate will have one year to exercise his stock options that had been vested at the time of his death; and
- depending on Mr. Cachinero's age and length of service to the company at the time of death, his spouse and dependants may be eligible to participate in the company's Executive Retiree Medical Plan.

If the company terminates Mr. Cachinero's employment for any reason except for cause before his 55th birthday or if Mr. Cachinero dies before his 55th birthday while actively employed, the company will pay a pension benefit above and beyond the benefit otherwise accrued under the Supplemental Officers Retirement Plan. The amount of any such additional benefit will be determined in accordance with a schedule in Mr. Cachinero's employment agreement.

If before April 4, 2010 (i) the company terminates Mr. Cachinero's employment for reasons other than for cause or (ii) Mr. Cachinero resigns his employment in response to a change in control (defined as the sale or transfer of all or substantially all of the assets of the company to any other person, corporation, firm or entity, or the merger or consolidation of the company with any other corporation or entity) or a material change in his job duties or responsibilities (including but not limited to a negative change in his executive grade level or a change in his reporting relationship to the company's chief executive officer), Mr. Cachinero will receive an amount totaling two times his annual base salary and target bonus, and he will receive the cash value of performance-based shares of company common stock that otherwise would have been earned during his twelve-month severance period. Any remaining restrictions on the time-based restricted stock granted to Mr. Cachinero under his employment agreement will lapse.

If on or after April 4, 2010 the company terminates Mr. Cachinero's employment for any reason other than for cause or Mr. Cachinero resigns his employment in response to a material change in his job duties or responsibilities (including but not limited to a change in control, a negative change in his executive grade level or a change in his reporting relationship to the company's chief executive officer) Mr. Cachinero will be paid an amount totaling his annual salary, target bonus and the cash value of performance-based shares that would otherwise have been earned during his twelve-month severance period.

If Mr. Cachinero resigns for any reason other than in response to a change in control or material change in job duties and responsibilities, the company will owe Mr. Cachinero no severance under his employment agreement.

Health Coverage

Certain executives, including named executive officers, who terminate employment with the company after they have attained age 55 and been credited with ten years of service are eligible to participate in our executive retiree medical plan.

Termination and Change in Control Tables

The following tables set forth the payments which each of our named executive officers would have received under various termination scenarios on June 30, 2009. With regard to the payments on a change in control, the amounts detailed below presume that each named executive officer's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2009.

Potential Payments upon Termination or Change in Control for Gary C. Butler

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$ 8,756,250(1)	$ 3,000,000(2)	$ 3,000,000(2)	$ 2,000,000(3)	$ 0
Stock Options(4)	$ 43,413	$ 43,413	$ 43,413	$ 43,413	$ 43,413
Restricted Stock(5)	$ 2,982,878	$ 2,982,878	$ 2,982,878	$ 2,982,878	$ 2,982,878
Supplemental Officers Retirement Plan(6)	$ 7,785,557(7)	$ 3,280,239	$ 7,785,557(7)	$ 7,785,557(7)	$ 6,878,540(8)
Health Coverage(9)	$ 46,000	$ 0	$ 46,000	$ 46,000	$ 46,000
Deferred Compensation (10)	$ 4,643,606	$ 4,643,606	$ 4,643,606	$ 4,643,606	$ 4,643,606
Other	$ 0	$ 0	$ 0	$ 0	$ 218,022(11)
Total	$24,257,704	$13,950,136	$18,501,454	$17,501,454	$14,812,459

(1) Represents payment of three times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($1,000,000) and (ii) average annual bonus for the two most recently completed calendar years ($1,918,750).

(2) Represents payment of three times annual salary of $1,000,000.

(3) Represents payment of two times annual salary of $1,000,000.

(4) Assumes all unvested options immediately vested and were exercised on June 30, 2009 at $35.44 per share, the closing price of a share of common stock of the company on the NASDAQ Global Select Market on June 30, 2009.

(5) Amounts include $236,278 attributable to the full vesting of outstanding restricted stock and $2,746,600 attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assume that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate.

(6) Represents present value of the benefit as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate.

(7) Mr. Butler is entitled to an unreduced early retirement benefit upon termination following change in control, involuntary termination without cause or disability. Amount represents the present value of an unreduced early retirement benefit.

(8) Present value of accrued benefit as of June 30, 2009 reduced for early retirement by 5% per year for every year before age 65 that Mr. Butler retires.

(9) Represents the present value of Mr. Butler's health coverage using a discount rate of 6.6% and a medical inflation rate beginning at 8.25% for 2009-2010 and ultimately settling at 5% by 2017.

(10) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2009. The deferred compensation account is funded entirely by Mr. Butler's bonus deferrals.

(11) Value of administrative support, office space and automobile. The amount disclosed assumes Mr. Butler would use these benefits for 2.3 years, which is the period between July 1, 2009 and October 31, 2011, when Mr. Butler will be 65.

Potential Payments upon Termination or Change in Control for Christopher R. Reidy

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,581,338(1)	$ 0	$ 0	$1,916,640(2)	$0
Restricted Stock(3)	$ 921,440	$921,440	$ 921,440	$ 921,440	$0
Supplemental Officers Retirement Plan	$ 0	$ 0	$ 827,452(4)	$ 0	$0
Total	$2,502,778	$921,440	$1,748,892	$2,838,080	$0

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($532,400) and (ii) average annual bonus for the two most recently completed calendar years ($521,825).

(2) Represents payment of two times each of annual salary of $532,400 and target annual bonus of $425,920.

(3) Amounts in the columns for Termination Following Change in Control, Death and Disability are attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assume that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate. Pursuant to Mr. Reidy's employment agreement, the amount for the Involuntary Termination Without Cause column reflects a payment equal to two times the value of the shares underlying Mr. Reidy's two-year performance-based restricted stock award for fiscal years 2008 and 2009.

(4) Represents present value of the benefit as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

Potential Payments upon Termination or Change in Control for Regina R. Lee

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,203,755(1)	$ 0	$ 0	$0	$0
Restricted Stock(2)	$ 803,318	$626,118	$ 626,118	$0	$0
Supplemental Officers Retirement Plan	$ 0	$ 0	$ 862,689(3)	$0	$0
Total	$2,007,073	$626,118	$1,488,807	$0	$0

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($425,000) and (ii) average annual bonus for the two most recently completed calendar years ($377,503).

(2) Amount in the Termination Following Change in Control column includes $177,200 attributable to the vesting of time-based restricted stock, $23,638 attributable to the vesting of outstanding restricted stock, and $602,480 attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assumes that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate. Amounts in the Death and Disability columns are attributable to the vesting of outstanding restricted stock and to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assume that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate.

(3) Represents present value of the benefit as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

Potential Payments upon Termination or Change in Control for Benito Cachinero

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment(1)	$1,376,713	$ 96,713	$ 0	$1,376,713	$0
Restricted Stock(2)	$ 800,271	$1,190,111	$567,040	$ 516,751	$0
Supplemental Officers Retirement Plan	$ 0	$ 0	$380,070(3)	$ 0	$0
Total	$2,176,984	$1,286,824	$947,110	$1,893,464	$0

(1) The Termination Following Change in Control and Involuntary Termination without Cause columns represent payment of two times each of (i) Mr. Cachinero's base salary on the date of the change in control or involuntary termination ($400,000) and (ii) his target bonus ($240,000), plus $96,713 pursuant to Mr. Cachinero's employment agreement as a supplement to his Supplemental Officers Retirement Plan benefit. The Death column represents a payment of $96,713 pursuant to Mr. Cachinero's employment agreement as a supplement to his Supplemental Officers Retirement Plan benefit.

(2) Amount in the Termination Following Change in Control column includes $233,231 attributable to the vesting of time-based restricted stock and $567,040 attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assumes that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate. Amount in the Death column includes $623,071 attributable to the vesting of all outstanding time-based restricted stock and $567,040 attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assumes that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate. Amount in the Disability column is attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assumes that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate. Amount in the Involuntary

Termination without Cause column includes $233,231 attributable to the vesting of time-based restricted stock and $283,520 attributable to the two-year performance-based restricted stock program for fiscal years 2008 and 2009 and assumes that the performance goals of such program will be achieved at 100% target rate.

(3) Represents present value of the benefit as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

Potential Payments upon Termination or Change in Control for Carlos Rodriguez

Payment Elements	Termination Following Change In Control	Death	Disability	Involuntary Termination Without Cause	Retirement
Termination Payment	$1,039,733(1)	$ 0	$ 0	$ 0	$ 0
Restricted Stock(2)	$ 797,400	$620,200	$ 620,200	$ 0	$ 0
Supplemental Officers Retirement Plan(3)	$ 103,254	$ 45,036	$ 811,126	$103,254	$ 94,646
Deferred Compensation(4)	$ 317,609	$317,609	$ 317,609	$317,609	$317,609
Total	$2,257,996	$982,845	$1,748,935	$420,863	$412,255

(1) Represents payment of one and one-half times each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($400,000) and (ii) average annual bonus for the two most recently completed calendar years ($293,155).

(2) Amounts include $177,200 attributable to the vesting of time-based restricted stock, $17,720 attributable to the vesting of outstanding restricted stock, and $602,480 attributable to the two-year performance-based restricted stock programs for fiscal years 2008 and 2009 and for fiscal years 2009 and 2010 and assume that the performance goals of the two-year performance-based restricted stock programs will be achieved at 100% target rate.

(3) Represents present value of the benefit as of June 30, 2009 using the RP-2000 white collar mortality table (projected to 2009) and a 6.8% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

(4) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2009. The deferred compensation account is funded entirely by Mr. Rodriguez's bonus deferrals.

Payments upon Retirement for S. Michael Martone

Mr. Martone retired from the Company on January 2, 2009. The Company entered into a termination agreement with Mr. Martone on November 24, 2008. The termination agreement provides for the following cash payments to Mr. Martone (less required tax withholdings and other standard deductions):

- severance pay of $775,000 to be paid in one installment of $387,500 on July 2, 2009, five monthly installments of $64,583.33 commencing in July 2009, and one final installment of $64,583.35 in December 2009;
- bonus payment in the amount of $775,000 (such amount is equal to Mr. Martone's target bonus amount for fiscal year 2009);
- additional bonus of $300,000 in recognition of Mr. Martone's years of service and performance as chief operating officer of the Company; and
- amounts due for all accrued and unused vacation.

In addition, the following provisions are applicable to Mr. Martone's unvested stock options and restricted stock, provided he does not violate certain non-competition, non-solicitation, non-disclosure or confidentiality obligations by which he is bound:

- all stock options previously granted to Mr. Martone will continue to vest through December 31, 2009, and any stock options that have not vested by December 31, 2009, will vest on December 31, 2009. All such options will remain exercisable though December 31, 2012, subject to the original expiration dates of each of the outstanding stock options;
- Mr. Martone was allowed to keep the 1,375 shares of the company's common stock already awarded to him that had restrictions lapsing on July 1, 2009;
- Mr. Martone was allowed to keep the shares of the company's common stock awarded to him in September 2008 that had restrictions lapsing in March 2009; and
- Mr. Martone was allowed to keep the shares of the company's common stock expected to be awarded to him in September 2009, and any restrictions on such shares will lapse on December 31, 2009.

The termination agreement also provided that:

- Mr. Martone will be granted benefit service credit through December 31, 2009 under the Supplemental Officers Retirement Plan;
- Mr. Martone will be eligible to enroll in the company's retiree medical plan;
- Mr. Martone was permitted to use a car leased by the company until the end of the current lease.

The company paid the lease on Mr. Martone's New Jersey apartment through December 31, 2008 and covered reasonable expenses to move Mr. Martone's household goods from the apartment to his permanent residence.

AUDIT COMMITTEE REPORT

The audit committee oversees the financial management of the company, the company's independent auditors and financial reporting procedures of the company on behalf of the board of directors. In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for the fiscal year 2009, which is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles.

During the course of fiscal year 2009, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2009 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2009 related to its audit of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2010.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the audit committee concerning independence, and the committee discussed with Deloitte & Touche LLP the firm's independence, including the matters in those written disclosures. The committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services, is compatible with Deloitte & Touche LLP's independence. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

In addition, the committee discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2009. In addition, the committee appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2010, subject to the ratification by the stockholders at the 2009 Annual Meeting of Stockholders.

Audit Committee
of the Board of Directors

Leon G. Cooperman, Chairman
Gregory D. Brenneman
Eric C. Fast
Linda R. Gooden
R. Glenn Hubbard

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2009, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2009 and fiscal year 2008. The aggregate fees billed by Deloitte & Touche LLP in fiscal year 2009 and fiscal year 2008 for these various services were:

Type of Fees	FY 2009	FY 2008
	($ in thousands)	
Audit Fees	$ 6,934	$ 6,679
Audit-Related Fees	1,589	1,179
Tax Fees	2,133	2,547
All Other Fees	0	0
Total	$10,656	$10,405

In the above table, in accordance with SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards; "audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (*e.g.*, due diligence services, employee benefit plan audits and internal control reviews); "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2009 and fiscal year 2008 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

PROPOSAL 2

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting of Stockholders, the stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, an independent registered public accounting firm, as the independent certified public accountants to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2009. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

OTHER MATTERS

So far as the board of directors is aware, only the aforementioned matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting said proxy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2009, all filing requirements under Section 16(a) of the Exchange Act applicable to our non-employee directors, officers and beneficial owners have been complied with.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2010 Annual Meeting of Stockholders must be received by the company for inclusion in the 2010 Proxy Statement no later than May 28, 2010. Any stockholder proposal that is not submitted for inclusion in the 2010 Proxy Statement but is instead sought to be presented directly at the 2010 Annual Meeting of Stockholders must be received by the company by August 11, 2010.

ANNUAL REPORT

Our annual report on Form 10-K for the fiscal year ended June 30, 2009 (without exhibits or documents incorporated by reference), which is not a part of the proxy soliciting material, is being made available via Internet or delivered to our stockholders together with this proxy statement.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2009 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also choose electronic access by visiting the Investor Relations section of our website at www.adp.com, or following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access will receive an e-mail next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

IMPORTANT NOTICE REGARDING HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's annual meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Materials that was sent to you.

You can also contact Broadridge Financial Solutions at 1-800-542-1061 if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

For the Board of Directors

James B. Benson
Secretary

Roseland, New Jersey
September 30, 2009

This page is intentionally left blank.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-5397

AUTOMATIC DATA PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One ADP Boulevard, Roseland, New Jersey	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **973-974-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value (voting)	**NASDAQ Global Select Market** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [**x**] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [**x**]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes [**x**] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes__ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [**x**]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [**x**] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [**x**] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $19,826,340,386. On August 21, 2009 there were 502,151,920 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2009 Annual Meeting of Stockholders.	Part III

Part I

Item 1. Business

Automatic Data Processing, Inc., incorporated in Delaware in 1961 (together with its subsidiaries, "ADP" or the "Company"), is one of the world's largest providers of business outsourcing solutions. Leveraging 60 years of experience, ADP offers a wide range of human resource (HR), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, heavy truck, motorcycle, marine, recreational vehicle and heavy machinery dealers throughout the world. For financial information by segment and by geographic area, see Note 18 of the "Notes to Consolidated Financial Statements" contained in this Annual Report on Form 10-K. *The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are made available, free of charge, on its website at www.adp.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.* The following summary describes ADP's activities.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist approximately 540,000 employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services markets these solutions and services through its direct marketing salesforce and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. In fiscal 2009, 80% of Employer Services' revenues were from the United States, 13% were from Europe, 5% were from Canada and 2% were from South America (primarily Brazil), Australia and Asia.

United States

Employer Services' approach to the market is to match clients' needs to the solutions and services that will best meet their expectations. To facilitate this approach, in the United States, Employer Services is comprised of the following market-facing groups: Small Business Services (SBS) (serving primarily organizations with fewer than 50 employees); Major Account Services (serving primarily organizations with between 50 and 999 employees); and National Account Services (serving primarily organizations with 1,000 or more employees). In addition, Employer Services' Added Value Services division provides services to clients across all three of these groups.

ADP provides payroll services that include the preparation of client employee paychecks, electronic direct deposits and stored value payroll cards, along with supporting journals, summaries and management reports. ADP also supplies the quarterly and annual social security, medicare and federal, state and local income tax withholding reports required to be filed by employers. ADP enables its largest clients to interface their major enterprise resource planning (ERP) applications with ADP's outsourced payroll services. For those companies that choose to process payroll in-house, ADP delivers stand-alone services such as payroll tax filing, check printing and distribution, year-end tax statements (*i.e.*, Form W-2), wage garnishment services, health and welfare administration and flexible spending account (FSA) administration.

In order to address the growing business process outsourcing (BPO) market for clients seeking human resource information systems and benefit outsourcing solutions, ADP offers its integrated comprehensive outsourcing services (COS) solution that allows larger clients to outsource HR, payroll, payroll administration, employee service center, benefits administration, and time and labor management functions to ADP. For mid-sized clients, ADP Workforce Now™ HR Services provides integrated tools and technology to support payroll, benefits administration, HR guidance and HR administration needs from recruitment to retirement. ADP also offers ADP Resource®, an integrated, flexible HR and payroll service offering for smaller clients that provides a menu of optional services, such as 401(k), FSA and a comprehensive Pay-by-Pay® workers' compensation payment program.

ADP's Added Value Services division includes the following businesses: Tax and Financial Services, Insurance Services and Tax Credit Services. These businesses primarily support SBS, Major Account Services and/or National Account Services, and their services are sold through those businesses, as well as by dedicated sales teams and via marketing arrangements with alliance partners.

- Tax and Financial Services processes and collects federal, state and local payroll taxes on behalf of, and from, ADP clients and remits these taxes to the appropriate taxing authorities. This business is also responsible for the efficient movement of information and funds from clients to third parties through service offerings such as new hire reporting, TotalPay® payroll check (ADPCheck™), full service direct deposit (FSDD) and stored value payroll card (TotalPay® Card) products, and the collection and payment of wage garnishments. Tax and Financial Services also offers wage verification, unemployment claims processing and sales and use tax services. This business provides an electronic interface between ADP clients and over 7,600 federal, state and local tax agencies in the United States, from the Internal Revenue Service to local governments. In fiscal 2009, Tax and Financial Services in the United States processed and delivered over 51 million year-end tax statements (*i.e.*, Form W-2) to its clients' employees and over 39 million employer payroll tax returns and deposits, and moved over $1 trillion in client funds to taxing authorities and its clients' employees via electronic transfer, direct deposit and ADPCheck.

- Insurance Services provides a comprehensive Pay-by-Pay workers' compensation payment program and, through Automatic Data Processing Insurance Agency, Inc., offers workers compensation and group health insurance to small and mid-sized clients.

- Tax Credit Services provides job tax credit services that assist employers in the identification of, and filing for, federal, state and local tax credits and other incentives based on geography, demographics and other criteria, and includes negotiation of incentive packages with applicable governmental agencies.

Employer Services also provides the following solutions and services:

- Retirement Services provides recordkeeping and/or related administrative services with respect to various types of retirement (primarily 401(k) and SIMPLE IRA) plans, deferred compensation plans and "premium only" cafeteria plans.

- Pre-Employment Services includes Screening and Selection Services and Applicant Management Services. Screening and Selection Services provides background checks, reference verifications and an HR help desk. Applicant Management Services provides employers with a web-based solution to manage their talent throughout their lifecycle.

- ADP's Benefit Services provides benefits administration across all market segments, including management of open enrollment and ongoing enrollment of benefits, and leave of absence, COBRA and FSA administration.

- ADP's Time and Labor Management Services provides solutions for employers to capture, calculate and report employee time and attendance.

- ADP's Talent Management solutions include Performance Management, Compensation Management and Learning Management.

International

Employer Services has a growing presence outside of the United States, where it offers solutions on the basis of both geographic and specific client business needs. ADP offers in-country "best of breed" payroll and human resource outsourcing solutions to small and large clients alike in over a dozen countries outside of the United States. In each of Canada and Europe, ADP is the leading provider of payroll processing (including full departmental outsourcing) and human resource administration services. Within Europe, Employer Services has business operations supporting its in-country solutions in eight countries: France, Germany, Italy, the Netherlands, Poland, Spain, Switzerland and the United Kingdom. It also offers services in Ireland (from the United Kingdom) and in Portugal (from Spain). In South America (primarily Brazil), Australia and Asia, ADP provides traditional service bureau payroll and also offers full departmental outsourcing of payroll services. ADP expanded its presence in China in fiscal year 2009 with the acquisition of a majority interest in a leading Chinese provider of human resources outsourcing services. ADP also offers wage and tax collection and remittance services in Canada, the United Kingdom and the Netherlands.

There is a steadily increasing demand from multinational companies for global payroll and human resource management services. In fiscal 2009, ADP continued to expand its GlobalView® offering, making it available in 40 countries. GlobalView is built on the SAP® ERP Human Capital Management and the SAP NetWeaver® platform and offers multinational and global companies an end-to-end outsourcing solution enabling standardized payroll processing and human resource administration. As of the end of fiscal 2009, 87 clients had contracted for GlobalView services, with approximately 490,000 employees being processed. Upon completing the implementation for all these clients, ADP expects to be providing GlobalView services to nearly one million employees in 41 countries. Further, through its ADP Streamline® offering, ADP now also provides a single point of contact for payroll processing and human resource administration services for multinational companies with small and mid-sized operations in 54 countries. At the end of fiscal 2009, ADP Streamline was used by 201 multinational companies with approximately 24,000 employees being processed.

Professional Employer Organization Services

In the United States, ADP TotalSource®, ADP's professional employer organization (PEO) business, provides approximately 5,300 clients with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. ADP TotalSource is the largest PEO in the United States based on the number of total paid worksite employees. ADP TotalSource has 46 offices located in 22 states and serves approximately 193,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, heavy truck, motorcycle, marine, recreational vehicle (RV) and heavy machinery retailers in North America, Europe, Africa and the Asia Pacific region. Approximately 27,000 automotive, heavy truck, motorcycle, marine, RV and heavy machinery retailers in over 90 countries use ADP's DMS solutions, other software solutions, networking solutions, data integration, consulting and/or digital marketing solutions and services.

Clients use ADP's DMS solutions to manage core business activities such as accounting, inventory management, factory communications, appointment scheduling, vehicle financing and insurance, sales and service. In addition to its DMS solutions, Dealer Services offers its clients a full suite of additional integrated applications to address each department and functional area of the dealership, including Customer Relationship Management (CRM) applications, front-end sales and marketing/advertising solutions, and an IP Telephony phone system fully-integrated into the DMS to help dealerships drive sales processes and business development initiatives. Dealer Services also provides its dealership clients computer hardware, hardware maintenance services, software support, system design and network consulting services.

Dealer Services also designs, establishes and maintains communications networks for its dealership clients that allow interactive communications among multiple site locations as well as links between franchised dealers and their vehicle manufacturer franchisors. These networks are used for activities such as new vehicle ordering and status inquiry, warranty submission and validation, parts and vehicle locating, dealership customer credit application submission and decision-making, vehicle repair estimation and acquisition of vehicle registration and lien holder information.

All of Dealer Services' solutions are supported by comprehensive training offerings and business process consulting services. ADP's DMS and other software solutions are available as "on-site" applications installed at the dealership or as application service provider (ASP) managed services solutions (in which clients outsource their information technology management activities to Dealer Services).

Markets and Marketing Methods

Employer Services offers services in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia. PEO Services are offered exclusively in the United States. Dealer Services has offerings in North America, Europe, Africa and the Asia Pacific region. In select emerging markets, Dealer Services uses distributors to sell, implement and support ADP's solutions.

None of ADP's major business groups have a single homogenous client base or market. Employer Services and PEO Services have clients from a large variety of industries and markets. Within this client base are concentrations of clients in specific industries. Dealer Services primarily serves automobile dealers, which in turn may be dependent on a relatively small number of automobile manufacturers, but also serves heavy truck, powersports (*i.e.*, motorcycle, marine and recreational) and heavy machinery dealers, auto repair shops, used car lots, state departments of motor vehicles and manufacturers of automobiles and trucks. Employer Services also sells to automobile dealers. While concentrations of clients exist, no one client or industry group is material to ADP's overall revenues.

Historically ADP's businesses have not been overly sensitive to price changes, although in the current economic conditions we have observed, among some clients and groups of clients, an impact on sensitivity to pricing and demand for ADP's services. In fiscal 2009, Employer Services continued to grow, primarily due to new business started in the period and the impact of price increases, partially offset by a decrease in average client funds balances and a decrease in the number of employees on our clients' payrolls; Dealer Services was negatively impacted by the difficulties facing the automotive industry due to dealership consolidations and closings, lower transactional revenue and dealerships reducing services in order to cut their discretionary expenses; and PEO Services grew primarily due to an increase in the average number of worksite employees and a related increase in administrative revenues.

ADP enjoys a leadership position in each of its major service offerings and does not believe any major service or business unit in ADP is subject to unique market risk.

Competition

The industries in which ADP operates are highly competitive. ADP knows of no reliable statistics by which it can determine the number of its competitors, but it believes that it is one of the largest providers of business outsourcing solutions in the world. Employer Services and PEO Services compete with other independent business outsourcing companies, companies providing enterprise resource planning services, software companies and financial institutions. Captive in-house functions, whereby a company installs and operates its own business processing systems, are another competitive factor in the industries in which Employer Services and PEO Services operate. Dealer Services' competitors include full service DMS providers such as The Reynolds & Reynolds Company, Dealer Services' largest DMS competitor in the United States and Canada, and companies providing applications and services that compete with Dealer Services' non-DMS applications and services.

Competition in ADP's industries is primarily based on service responsiveness, product quality and price. ADP believes that it is very competitive in each of these areas and that there are no material negative factors impacting ADP's competitive position.

Clients and Client Contracts

ADP provides its services to about 570,000 clients. In fiscal 2009, no single client or group of affiliated clients accounted for revenues in excess of 2% of annual consolidated revenues.

Our business is typically characterized by long-term client relationships that result in recurring revenue. ADP is continuously in the process of performing implementation services for new clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (as little as 24 hours) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or Dealer Services client with multiple deliverables, and in some cases may exceed two years for a large GlobalView client or other large, complicated implementation. Although we monitor sales that have not yet been billed or installed, we do not view this metric as material in light of the recurring nature of our business. This is not a reported number, but it is used by management as a planning tool relating to resources needed to install services, and a means of assessing our performance against the installation timing expectations of our clients.

ADP's average client retention is estimated at just under 10 years in Employer Services, approximately 5 years in PEO Services and 10 or more years in Dealer Services, and has not varied significantly from period to period.

ADP's services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to ADP.

Systems Development and Programming

During the fiscal years ended June 30, 2009, 2008 and 2007, ADP invested $588 million, $611 million and $609 million, respectively, from continuing operations, in systems development and programming, migration to new computing technologies and the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.

Product Development

ADP continually upgrades, enhances and expands its existing solutions and services. Generally, no new solution or service has a significant effect on ADP's revenues or negatively impacts its existing solutions and services, and ADP's solutions and services have significant remaining life cycles.

Licenses

ADP is the licensee under a number of agreements for computer programs and databases. ADP's business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks and franchises are not material to ADP's business as a whole.

Number of Employees

ADP employed approximately 45,000 persons as of June 30, 2009.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. Risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. Unless otherwise indicated or the context otherwise requires, reference in this section to "we," "ours," "us" or similar terms means ADP, together with its subsidiaries. The level of importance of each of the following risks may vary from time to time.

Changes in laws and regulations may decrease our revenues and earnings

Portions of ADP's business are subject to governmental regulations. Changes in governmental regulations may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing funds that we collect from clients but have not yet remitted to the applicable taxing authorities or client employees, thus reducing our revenues and income from this source. In addition, changes in taxation requirements in the United States or in other countries could adversely affect our effective tax rate and our net income.

Security and privacy breaches may hurt our business

We store electronically personal information about our clients and employees of our clients. In addition, our retirement services systems maintain investor account information for retirement plans. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and the growth of our business could be materially adversely affected.

Our systems may be subject to disruptions that could adversely affect our business and reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting and other data processing systems. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or damage to our reputation. We have disaster recovery plans in place to protect our businesses against natural disasters, security breaches, military or terrorist actions, power or communication failures or similar events. Despite our preparations, in the event of a catastrophic occurrence, our disaster recovery plans may not be successful in preventing the loss of client data, service interruptions, disruptions to our operations, or damage to our important facilities.

If we fail to adapt our technology to meet client needs and preferences, the demand for our services may diminish

Our businesses operate in industries that are subject to rapid technological advances and changing client needs and preferences. In order to remain competitive and responsive to client demands, we continually upgrade, enhance and expand our existing solutions and services. If we fail to respond successfully to the technology challenges, the demand for our services may diminish.

Political and economic factors may adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and volatility. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Clients may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us. The availability of financing, even to borrowers with the highest credit ratings, may limit our flexibility to access short-term debt markets to meet liquidity needs required by our Employer Services business. In addition, certain types of investments may not be available to us or become too risky for us to invest in, which may reduce the interest we earn on client funds. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results and liquidity. We are dependent upon various large banks to execute Automated Clearing House and wire transfers as part of our client payroll and tax services. While we have contingency plans in place for bank failures, a systemic shut-down of the banking industry would impede our ability to process funds on behalf of our payroll and tax services clients and could have a material adverse impact on our financial results and liquidity.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have consistently given us their highest long-term debt and commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing required by our Employer Services business, and ultimately reduce our client interest revenue.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our clients with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our clients. Competition for skilled employees in the outsourcing and other markets in which we operate is intense and if we are unable to attract and retain highly skilled and motivated personnel, expected results from our operations may suffer.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

ADP owns 43 of its processing centers, other operational offices, sales offices and its corporate headquarters complex in Roseland, New Jersey, which aggregate approximately 4,153,066 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices and sales offices. All of these leases, which aggregate approximately 5,793,581 square feet in North America, Europe, South America (primarily Brazil), Asia, Australia and South Africa, expire at various times up to the year 2036. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it and the Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Registrant's Common Equity

The principal market for the Company's common stock (symbol: ADP) is the NASDAQ Global Select Market. The following table sets forth the reported high and low sales prices of the Company's common stock and the cash dividends per share of common stock declared, during the past two fiscal years. The sales prices reported are from the NASDAQ Global Select Market beginning with the fiscal quarter ended December 31, 2008 and are based on the New York Stock Exchange composite transactions prior thereto. As of June 30, 2009, there were 41,939 holders of record of the Company's common stock. As of such date, 295,731 additional holders held their common stock in "street name."

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2009 quarter ended:			
June 30	$39.08	$34.08	$0.330
March 31	$40.99	$32.03	$0.330
December 31	$42.93	$30.83	$0.330
September 30	$45.97	$40.26	$0.290
Fiscal 2008 quarter ended:			
June 30	$45.23	$41.25	$0.290
March 31	$44.66	$37.74	$0.290
December 31	$49.81	$44.25	$0.290
September 30	$49.38	$43.91	$0.230

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (2)	(d) Maximum Number of Shares that may yet be Purchased under the Common Stock Repurchase Plan (2)
April 1, 2009 to April 30, 2009	1,206	$34.61	--	47,023,533
May 1, 2009 to May 31, 2009	--	--	--	47,023,533
June 1, 2009 to June 30, 2009	5,201	$36.50	--	47,023,533
Total	6,407		--	

(1) Pursuant to the terms of the Company's restricted stock program, the Company made purchases of 1,206 shares during April 2009 and 5,201 shares during June 2009 at the then market value of the shares in connection with the exercise by employees of their option under such program to satisfy certain tax withholding requirements through the delivery of shares to the Company instead of cash.

(2) The Company received the Board of Directors' approval to repurchase shares of the Company's common stock as follows:

Date of Approval	Shares
March 2001	50 million
November 2002	35 million
November 2005	50 million
August 2006	50 million
August 2008	50 million

There is no expiration date for the common stock repurchase plan.

2009 Annual Report

Performance Graph

The following graph compares the cumulative return on the Company's common stock[a] for the most recent five years with the cumulative return on the S&P 500 Index and a Peer Group Index[b], assuming an initial investment of $100 on June 30, 2004, with all dividends reinvested.



$160
$140
$120
$100
$80
$60
$40
$20
$0
Cumulative Return
June-04
June-05
June-06
June-07
June-08
June-09
Year
AUTOMATIC DATA PROCESSING, INC.
S&P 500
PEER GROUP

(a) On March 30, 2007, the Company completed the spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. The cumulative returns of the Company's common stock have been adjusted to reflect the spin-off.

(b) The Peer Group Index is comprised of the following companies:

Administaff, Inc.
Computer Sciences Corporation
Global Payments Inc.
Hewitt Associates, Inc.
Intuit Inc.
Paychex, Inc.
The Ultimate Software Group, Inc.
Total System Services, Inc.
The Western Union Company

Gevity HR, Inc. was acquired in 2009 and was removed from the Peer Group Index.

Item 6. Selected Financial Data

The following selected financial data is derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk included in this Annual Report on Form 10-K.

(Dollars and shares in millions, except per share amounts) Years ended June 30,	2009	2008	2007	2006	2005
Total revenues	$ 8,867.1	$ 8,776.5	$ 7,800.0	$ 6,835.6	$ 6,131.3
Total costs of revenues	$ 4,839.5	$ 4,680.1	$ 4,087.3	$ 3,603.7	$ 3,165.3
Gross profit	$ 4,027.6	$ 4,096.4	$ 3,712.7	$ 3,231.9	$ 2,966.0
Earnings from continuing operations before income taxes	$ 1,904.7	$ 1,812.0	$ 1,623.5	$ 1,361.2	$ 1,237.8
Net earnings from continuing operations	$ 1,328.2	$ 1,161.7	$ 1,021.2	$ 841.9	$ 780.6
Basic earnings per share from continuing operations	$ 2.64	$ 2.23	$ 1.86	$ 1.46	$ 1.34
Diluted earnings per share from continuing operations	$ 2.63	$ 2.20	$ 1.83	$ 1.45	$ 1.32
Basic weighted average shares outstanding	503.2	521.5	549.7	574.8	583.2
Diluted weighted average shares outstanding	505.8	527.2	557.9	580.3	590.0
Cash dividends declared per share	$ 1.2800	$ 1.1000	$ 0.8750	$ 0.7100	$ 0.6050
Return on equity from continuing operations (Note 1)	25.5%	22.7%	18.3%	14.3%	13.9%
At year end:					
Cash, cash equivalents and marketable securities	$ 2,388.5	$ 1,660.3	$ 1,884.6	$ 2,461.3	$ 1,716.0
Total assets	$25,351.7	$23,734.4	$26,648.9	$27,490.1	$27,615.4
Obligation under commercial paper borrowing	$ 730.0	$ --	$ --	$ --	$ --
Long-term debt	$ 42.7	$ 52.1	$ 43.5	$ 74.3	$ 75.7
Stockholders' equity	$ 5,322.6	$ 5,087.2	$ 5,147.9	$ 6,011.6	$ 5,783.9

Note 1. Return on equity from continuing operations has been calculated as net earnings from continuing operations divided by average total stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed above under "Item 1A.-Risk Factors," should be considered in evaluating any forward-looking statements contained herein.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

ADP is one of the world's largest providers of business outsourcing solutions. Leveraging 60 years of experience, ADP offers a wide range of human resource ("HR"), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, heavy truck, motorcycle, marine, recreational vehicle ("RV") and heavy machinery dealers throughout the world. The Company's reportable segments are: Employer Services, PEO Services and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, tax and benefits administration solutions and services, including traditional and Web-based outsourcing solutions, that assist approximately 540,000 employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services categorizes its services as payroll and payroll tax, and "beyond payroll." The payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents the services that extend beyond the payroll and payroll tax filing services, such as time and labor management, benefits administration, retirement recordkeeping and administration, and HR administration services. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services, and to employees of payroll services clients.

PEO Services

PEO Services provides approximately 5,300 small and medium sized businesses with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, heavy truck, motorcycle, marine, RV and heavy machinery retailers in North America, Europe, South Africa and the Asia Pacific region. Approximately 27,000 automotive, heavy truck, motorcycle, marine, RV and heavy machinery retailers in over 90 countries use our DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services.

EXECUTIVE OVERVIEW

During the fiscal year ended June 30, 2009 ("fiscal 2009"), we maintained focus on the execution of our five-point strategic growth program, which consists of:

- Strengthening the core business;
- Growing our differentiated HR Business Process Outsourcing ("BPO") offerings;
- Focusing on international expansion;
- Entering adjacent markets that leverage the core; and
- Expanding pretax margins.

ADP's fiscal 2009 results were clearly impacted by the severe economic conditions, including rising unemployment, declining automobile sales, low interest rates, and volatile financial markets. However, we are meeting the challenge of this recessionary environment by continuing to focus on our five-point strategy and taking the actions necessary for the Company to be stronger and even better positioned for when the economy improves.

The headwinds from the global recession impacted our growth during fiscal 2009. Consolidated revenues from continuing operations in fiscal 2009 grew 1%, to $8,867.1 million, as compared to $8,776.5 million in the fiscal year ended June 30, 2008 ("fiscal 2008") due to increases in revenues in Employer Services of 4%, or $225.3 million, to $6,587.7 million, and PEO Services of 12%, or $125.3 million, to $1,185.8 million. Such increases were partially offset by fluctuations in foreign currency rates, which reduced our revenue by $188.0 million, or 2%, a decrease in the consolidated interest on funds held for clients of $74.7 million and a decrease in Dealer Services revenue of 3%, or $42.8 million. Earnings from continuing operations before income taxes and net earnings from continuing operations increased 5% and 14%, respectively. Diluted earnings per share from continuing operations increased 20%, to $2.63 in fiscal 2009, from $2.20 per share in fiscal 2008, on fewer weighted average diluted shares outstanding.

Employer Services' revenues increased 4% and PEO Services revenues increased 12% in fiscal 2009. Employer Services' and PEO Services' new business sales, which represent annualized recurring revenues anticipated from sales orders to new and existing clients, declined 15% worldwide, to approximately $982.3 million in fiscal 2009. In fiscal 2009, average client funds balances declined 3% due to lower bonuses, lower wage growth, and a decline in pays per control. Our key business metrics for Employer Services showed year-over-year declines in fiscal 2009. "Pays per control," which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 137,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 2.5% in fiscal 2009. Client retention decreased 1.2 percentage points worldwide over last year's record level. PEO Services' revenues grew 12% in fiscal 2009 due to a 10% increase in the average number of worksite employees. Dealer Services' revenues, which were negatively impacted by the difficulties facing the automotive industry, decreased 3% in fiscal 2009 due to dealership consolidations and closings, lower transactional revenue and dealerships reducing services in order to cut their discretionary expenses.

We have a strong focus on strengthening our business model, which has approximately 90% recurring revenues, excellent margins from the ability to generate consistent, strong cash flows, strong client retention and low capital expenditure requirements. We believe we have right-sized the organization for the expected near-term lower revenue growth. Additionally, ADP has continued to return excess cash to our shareholders. We have bought back approximately 20% of the Company's common stock that was outstanding at the beginning of the fiscal year ended June 30, 2006. We have also raised the dividend payout for 34 consecutive years while still maintaining our AAA credit rating.

We are especially pleased with the performance of our investment portfolio and the investment choices we made throughout the year. Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment-grade fixed-income securities. We own senior tranches of fixed rate credit card, rate reduction, auto loan and other asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations. In addition, our AAA credit rating has helped us maintain uninterrupted access to the commercial paper market.

Our financial condition and balance sheet remain solid at June 30, 2009, with cash and marketable securities of $2,388.5 million. The cash and marketable securities balance included $730.0 million of cash related to the outstanding commercial paper borrowing as of June 30, 2009, which was repaid on July 1, 2009. This borrowing was a normal part of our client funds extended investment strategy. Our net cash flows provided by operating activities were $1,562.6 million in fiscal 2009, as compared to $1,772.2 million in fiscal 2008. This decrease in cash flows from fiscal 2008 to fiscal 2009 was due to the timing of collections of accounts receivable and the timing of funding of our employee benefits program, partially offset by a decrease in pension plan contributions as compared to the prior year.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

Fiscal 2009 Compared to Fiscal 2008

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2009	2008	$ Change	% Change
Total revenues	$8,867.1	$8,776.5	$ 90.6	1%
Costs of revenues:				
Operating expenses	4,102.0	3,915.7	186.3	5%
Systems development and programming costs	499.7	525.9	(26.2)	(5)%
Depreciation and amortization	237.8	238.5	(0.7)	0%
Total costs of revenues	4,839.5	4,680.1	159.4	3%
Selling, general and administrative expenses	2,197.6	2,370.4	(172.8)	(7)%
Interest expense	33.3	80.5	(47.2)	(59)%
Total expenses	7,070.4	7,131.0	(60.6)	(1)%
Other income, net	108.0	166.5	(58.5)	(35)%
Earnings from continuing operations before income taxes	$1,904.7	$1,812.0	$ 92.7	5%
Margin	21.5%	20.6%		
Provision for income taxes	$ 576.5	$ 650.3	$ (73.8)	(11)%
Effective tax rate	30.3%	35.9%		
Net earnings from continuing operations	$1,328.2	$1,161.7	$ 166.5	14%
Diluted earnings per share from continuing operations	$ 2.63	$ 2.20	$ 0.43	20%

Total Revenues

Our consolidated revenues grew 1%, to $8,867.1 million in fiscal 2009, from $8,776.5 in fiscal 2008, due to increases in revenues in Employer Services of 4%, or $225.3 million, to $6,587.7 million, and PEO Services of 12%, or $125.3 million, to $1,185.8 million. Such increases were partially offset by fluctuations in foreign currency rates, which reduced our revenue by $188.0 million, or 2%, a decrease in the consolidated interest on funds held for clients of $74.7 million and a decrease in Dealer Services of 3%, or $42.8 million. The decrease in the consolidated interest earned on funds held for clients resulted from the decrease in the average interest rate earned to 4.0% in fiscal 2009 as compared to 4.4% in fiscal 2008, and a decrease in our average client funds balances for fiscal 2009 of 3.1%, to $15.2 billion.

Total Expenses

Our consolidated expenses decreased 1%, to $7,070.4 million in fiscal 2009, from $7,131.0 million in fiscal 2008. The decrease in our consolidated expenses was due to a decrease of $161.3 million, or 2%, related to foreign currency fluctuations and a decrease in selling, general and administrative expenses of $172.8 million, which was attributable to lower selling expenses and cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009. These decreases were partially offset by an increase in operating expenses of $186.3 million attributable to the increase in our revenues discussed above. In addition, there was an increase in pass-through costs in our PEO business including those costs associated with providing benefits coverage for worksite employees of $102.7 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $16.8 million.

Our total costs of revenues increased $159.4 million, to $4,839.5 million in fiscal 2009, from $4,680.1 million in fiscal 2008, due to an increase in our operating expenses of $186.3 million, partially offset by a decrease in our systems development and programming costs of $26.2 million.

Operating expenses increased $186.3 million, or 5%, in fiscal 2009 compared to fiscal 2008 due to the increase in revenues described above, including the increases in PEO Services, which have pass-through costs including those costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that are re-billable. These pass-through costs were $874.8 million in fiscal 2009, which included costs for benefits coverage of $724.3 million and costs for workers compensation and payment of state unemployment taxes of $150.5 million. These costs were $755.3 million in fiscal 2008, which included costs for benefits coverage of $621.6 million and costs for workers compensation and payment of state unemployment taxes of $133.7 million. The increase in operating expenses is also due to higher expenses in Employer Services of $64.5 million related to increased service costs for investment in client-facing resources. Such increases were partially offset by a decrease in operating expenses of approximately $84.0 million due to foreign currency fluctuations.

Systems development and programming expenses decreased $26.2 million, or 5%, in fiscal 2009 compared to fiscal 2008 due to decreases related to the impact of foreign currency fluctuations of $15.8 million, a decrease in stock-based compensation expenses of $6.5 million and a decrease in programming expenses related to our systems of $3.9 million. The decrease in programming expenses was a result of a decrease in the average cost per associate as a larger percentage of our associates are located in off-shore and smart-shore locations. In addition, depreciation and amortization expenses decreased $0.7 million in fiscal 2009 compared to fiscal 2008 due to decreases related to the impact of foreign currency fluctuations of $5.4 million, which were partially offset by increased amortization expenses of $4.7 million resulting from the intangible assets acquired with new businesses and the purchases of software and software licenses.

Selling, general and administrative expenses decreased $172.8 million, or 7%, in fiscal 2009 compared to fiscal 2008, which was attributable to decreases related to the impact of foreign currency fluctuations of $55.7 million, a decrease in selling expenses related to a decline in our new client sales of $45.6 million and a reversal of $23.3 million in expenses due to a favorable ruling related to an international business capital tax. In addition, the decrease is attributable to our cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009, which included a reduction in payroll and payroll related expenses of $32.3 million and a decrease in stock-based compensation expenses of $16.3 million. Such decreases were partially offset by an increase in restructuring charges, primarily related to severance, of $67.6 million and an increase in the provision for our allowance for doubtful accounts of $15.5 million due to losses related to our notes receivable from automotive, heavy truck and powersports dealers.

Interest expense decreased $47.2 million in fiscal 2009 as a result of a decrease of $40.6 million related to our short-term commercial paper program and a decrease of $6.6 million related to our reverse repurchase program. In the aggregate, interest expense decreased by approximately $68.4 million related to decreases in interest rates and increased approximately $21.2 million related to increases in borrowings. In fiscal 2009 and 2008, the Company's average borrowings under the commercial paper program were $1.9 billion and $1.4 billion, respectively, at weighted average interest rates of 1.0% and 4.2%, respectively. In fiscal 2009 and 2008, the Company's average borrowings under the reverse repurchase program were approximately $425.9 million and $360.4 million, respectively, at weighted average interest rates of 1.3% and 3.4%, respectively.

Other Income, net

(Dollars in millions) Years ended June 30,	2009	2008	$ Change
Interest income on corporate funds	$(134.2)	$(149.5)	$(15.3)
Gain on sale of building	(2.2)	(16.0)	(13.8)
Realized gains on available-for-sale securities	(11.4)	(10.1)	1.3
Realized losses on available-for-sale securities	23.8	11.4	(12.4)
Realized loss on investment in Reserve Fund	18.3	--	(18.3)
Other, net	(2.3)	(2.3)	--
Other income, net	$(108.0)	$(166.5)	$(58.5)

Other income, net, decreased $58.5 million in fiscal 2009 as compared to fiscal 2008 due to a loss of $18.3 million related to investment in the Primary Fund of the Reserve Fund (the "Reserve Fund"), a decrease in interest income on corporate funds of $15.3 million, a reduction in income of $13.8 million from the sale of buildings and an increase in net realized losses on available-for-sale securities of $11.1 million. In the aggregate, interest income on corporate funds decreased by approximately $30.9 million related to decreases in interest rates and increased approximately $15.6 million related to increases in average daily balances. Average interest rates decreased from 4.4% in fiscal 2008 to 3.6% in fiscal 2009. Average daily balances increased from $3.4 billion in fiscal 2008 to $3.7 billion in fiscal 2009.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased 5%, to $1,904.7 million in fiscal 2009, from $1,812.0 million in fiscal 2008, due to the increase in revenues and the decrease in expenses discussed above. Overall margin increased 80 basis points in fiscal 2009.

Provision for Income Taxes

The effective tax rate in fiscal 2009 was 30.3%, as compared to 35.9% in fiscal 2008. The decrease in the effective tax rate is due to a reduction in the provision for income taxes of $120.0 million related to favorable tax settlements, including an Internal Revenue Service ("IRS") audit settlement and the settlement of a state tax matter. These settlements decreased the effective tax rate by approximately 6.3 percentage points in fiscal 2009. Lastly, during fiscal 2008, there was a reduction in the provision for income taxes of $12.4 million related to the settlement of a state tax matter. This decreased the effective tax rate by approximately 0.7 percentage points in fiscal 2008.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased 14%, to $1,328.2 million, in fiscal 2009, from $1,161.7 million in fiscal 2008, and the related diluted earnings per share from continuing operations increased 20%, to $2.63 in fiscal 2009. The increase in net earnings from continuing operations in fiscal 2009 reflects the increased revenues, lower expenses and lower effective tax rate as described above. The increase in diluted earnings per share from continuing operations in fiscal 2009 reflects the increase in net earnings from continuing operations and the impact of fewer weighted average diluted shares outstanding due to the repurchase of 13.8 million shares in fiscal 2009 and 32.9 million shares in fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

(Dollars in millions, except per share amounts)

	Years ended June 30,			
	2008	2007	$ Change	% Change
Total revenues	$8,776.5	$7,800.0	$976.5	13%
Costs of revenues:				
Operating expenses	3,915.7	3,392.3	523.4	15%
Systems development and programming costs	525.9	486.1	39.8	8%
Depreciation and amortization	238.5	208.9	29.6	14%
Total costs of revenues	4,680.1	4,087.3	592.8	15%
Selling, general and administrative expenses	2,370.4	2,206.2	164.2	7%
Interest expense	80.5	94.9	(14.4)	(15)%
Total expenses	7,131.0	6,388.4	742.6	12%
Other income, net	166.5	211.9	(45.4)	(21)%
Earnings from continuing operations before income taxes	$1,812.0	$1,623.5	$188.5	12%
Margin	20.6%	20.8%		
Provision for income taxes	$ 650.3	$ 602.3	$ 48.0	8%
Effective tax rate	35.9%	37.1%		
Net earnings from continuing operations	$1,161.7	$1,021.2	$140.5	14%
Diluted earnings per share from continuing operations	$ 2.20	$ 1.83	$ 0.37	20%

Total Revenues

Our consolidated revenues in fiscal 2008 grew 13%, to $8,776.5 million, due to increases in revenues in Employer Services of 9%, or $546.1 million, to $6,362.4 million, PEO Services of 20%, or $175.7 million, to $1,060.5 million, and Dealer Services of 9%, or $110.8 million, to $1,391.4 million. Our consolidated internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was 11% in fiscal 2008. Revenue growth was favorably impacted by $167.8 million, or 2%, due to fluctuations in foreign currency exchange rates.

Our consolidated revenues in fiscal 2008 include interest on funds held for clients of $684.5 million as compared to $653.6 million in the year ended June 30, 2007 ("fiscal 2007"). The increase in the consolidated interest earned on funds held for clients resulted from the increase of 6.6% in our average client funds balances to $15.7 billion, offset by the decrease in the average interest rate earned to 4.4% in fiscal 2008 as compared to 4.5% in fiscal 2007.

Total Expenses

Our consolidated expenses increased $742.6 million, to $7,131.0 million in fiscal 2008, from $6,388.4 million in fiscal 2007. The increase in our consolidated expenses is due to the increase in our revenues, higher pass-through costs associated with our PEO business, an increase in our salesforce and implementation personnel, and higher expenses associated with Employer Services' new business sales and implementation. In addition, consolidated expenses increased $142.1 million, or 2%, in fiscal 2008 due to fluctuations in foreign currency exchange rates.

Our total costs of revenues increased $592.8 million, to $4,680.1 million in fiscal 2008, from $4,087.3 million in fiscal 2007, due to increases in our operating expenses.

Operating expenses increased $523.4 million, or 15%, in fiscal 2008 due to the increase in revenues described above, including the increases in PEO services, which has pass-through costs including those costs for benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that are re-billable. These costs were $755.3 million in fiscal 2008, which included costs for benefits coverage of $621.6 million and costs for workers compensation and payment of state unemployment taxes of $133.7 million. These costs were $633.7 million in fiscal 2007, which included costs for benefits coverage of $505.5 million and costs for workers compensation and payment of state unemployment taxes of $128.2 million. The increase in operating expenses is also due to an increase of approximately $131.7 million relating to compensation expenses associated with implementation and service personnel in Employer Services. Operating expenses also increased approximately $28.0 million due to the operating costs of acquired businesses and approximately $73.6 million due to foreign currency fluctuations.

Systems development and programming costs increased $39.8 million, or 8%, in fiscal 2008 compared to fiscal 2007 due to an increase in expenses of $5.1 million for acquired businesses. Systems development and programming expenses also increased approximately $15.0 million due to foreign currency fluctuations. In addition, depreciation and amortization expenses increased $29.6 million, or 14%, in fiscal 2008 compared to fiscal 2007 due to increased amortization expenses of $10.2 million resulting from the intangible assets acquired with new businesses and the purchases of software and software licenses in fiscal 2008.

Selling, general and administrative expenses increased $164.2 million, or 7%, in fiscal 2008 as compared to fiscal 2007, which was attributable to the increase in salesforce personnel to support our new domestic business sales in Employer Services. This increase in salesforce personnel resulted in an increase of approximately $32.0 million of expenses. Selling, general and administrative expenses also increased approximately $34.5 million due to the selling, general and administrative costs of acquired businesses and approximately $48.8 million due to foreign currency fluctuations. These increases were partially offset by a decrease in stock-based compensation expense of $8.0 million.

Interest expense decreased $14.4 million in fiscal 2008 as a result of lower average borrowings and lower average interest rates on our short-term commercial paper program. In fiscal 2008 and 2007, the Company's average borrowings under the commercial paper program were $1.4 billion and $1.5 billion, respectively, at weighted average interest rates of 4.2% and 5.3%, respectively.

Other Income, net

(Dollars in millions) Years ended June 30,	2008	2007	$ Change
Interest income on corporate funds	$ (149.5)	$ (165.0)	$ (15.5)
Gain on sale of building	(16.0)	--	16.0
Gain on sale of investment	--	(38.6)	(38.6)
Realized gains on available-for-sale securities	(10.1)	(20.8)	(10.7)
Realized losses on available-for-sale securities	11.4	12.5	1.1
Other, net	(2.3)	--	2.3
Other income, net	$ (166.5)	$ (211.9)	$ (45.4)

Other income, net, decreased $45.4 million in fiscal 2008 as compared to fiscal 2007. The Company recorded a gain on the sale of a building in fiscal 2008 of $16.0 million and a gain on the sale of a minority investment during fiscal 2007 of $38.6 million. Other income, net, also decreased $9.6 million due to net realized losses on available-for-sale securities of $1.3 million in fiscal 2008 as compared to net realized gains on available-for-sale securities of $8.3 million in fiscal 2007. Lastly, interest income on corporate funds decreased $15.5 million as a result of lower average daily balances and lower interest rates. Average daily balances declined from $3.6 billion in fiscal 2007 to $3.4 billion in fiscal 2008 due to the use of corporate funds for repurchases of common stock during fiscal 2008. The average interest rate earned on our corporate funds decreased from 4.6% in fiscal 2007 to 4.4% in fiscal 2008.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $188.5 million, or 12%, from $1,623.5 million in fiscal 2007 to $1,812.0 million in fiscal 2008 due to the increase in revenues and corresponding expenses discussed above. Overall margin decreased 20 basis points in fiscal 2008.

Provision for Income Taxes

The effective tax rate in fiscal 2008 was 35.9%, as compared to 37.1% in fiscal 2007. The decrease in the effective tax rate is due to a favorable mix in income among state tax jurisdictions, as well as tax rate decreases in certain foreign tax jurisdictions. Additionally, during fiscal 2008, there was a reduction in the provision for income taxes of $12.4 million related to the settlement of a state tax matter. This decreased the effective tax rate by approximately 0.7 percentage points in fiscal 2008. These decreases were partially offset by an increase in the provision for income taxes relating to the recording of the interest liability associated with unrecognized tax benefits as required under Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"). This increased the effective tax rate by approximately 0.6 percentage points in fiscal 2008.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased 14%, to $1,161.7 million, for fiscal 2008, from $1,021.2 million in fiscal 2007, and the related diluted earnings per share from continuing operations increased 20%, to $2.20, in fiscal 2008. The increase in net earnings from continuing operations in fiscal 2008 reflects the increase in earnings from continuing operations before income taxes and a lower effective tax rate. These increases were offset by the decline in other income, net, of $45.4 million in fiscal 2008. This decrease was a result of lower transactional gains reported in fiscal 2008 of $22.6 million, lower net realized gains/losses on available-for-sale securities of $9.6 million and lower interest income on corporate funds of $15.5 million. The decrease in transactional gains in fiscal 2008 of $22.6 million was a result of a gain on the sale of a building of $16.0 million during fiscal 2008 and a gain on the sale of a minority investment of $38.6 million during fiscal 2007. The decrease in interest income on corporate funds was a result of lower average daily balances and lower interest rates. Average daily balances declined from $3.6 billion in fiscal 2007 to $3.4 billion in fiscal 2008 due to the use of corporate funds for repurchases of common stock during fiscal 2008. The average interest rate earned on our corporate funds decreased from 4.6% in fiscal 2007 to 4.4% in fiscal 2008.

The increase in diluted earnings per share from continuing operations in fiscal 2008 reflects the increase in net earnings from continuing operations and the impact of fewer weighted average diluted shares outstanding due to the repurchase of 32.9 million shares in fiscal 2008 and 40.2 million shares in fiscal 2007.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2009	2008	2007	2009	2008	2009	2008
Employer Services	$6,587.7	$6,362.4	$5,816.3	$225.3	$546.1	4%	9%
PEO Services	1,185.8	1,060.5	884.8	125.3	175.7	12%	20%
Dealer Services	1,348.6	1,391.4	1,280.6	(42.8)	110.8	(3)%	9%
Other	19.5	5.1	(1.4)	14.4	6.5	100+%	100+%
Reconciling items:							
Foreign exchange	(208.2)	(27.8)	(177.3)				
Client funds interest	(66.3)	(15.1)	(3.0)				
Total revenues	$8,867.1	$8,776.5	$7,800.0	$ 90.6	$976.5	1%	13%

Earnings from Continuing Operations before Income Taxes

(Dollars in millions)

	Years ended June 30,			$ Change		% Change	
	2009	2008	2007	2009	2008	2009	2008
Employer Services	$1,775.4	$1,615.4	$1,417.7	$160.0	$197.7	10%	14%
PEO Services	118.7	104.8	80.4	13.9	24.4	13%	30%
Dealer Services	224.1	233.8	207.2	(9.7)	26.6	(4)%	13%
Other	(239.6)	(245.2)	(180.9)	5.6	(64.3)	2%	(36)%
Reconciling items:							
Foreign exchange	(19.2)	4.1	(18.5)				
Client funds interest	(66.3)	(15.1)	(3.0)				
Cost of capital charge	111.6	114.2	120.6				
Total earnings from continuing operations before income taxes	$1,904.7	$1,812.0	$1,623.5	$ 92.7	$188.5	5%	12%

The fiscal 2008 and 2007 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2009 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

In addition, the reconciling items include an adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. This allocation is made for management reasons so that the reportable segments' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Finally, the reportable segments' results include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings from continuing operations before income taxes and results in the elimination of this charge in consolidation.

Employer Services

Fiscal 2009 Compared to Fiscal 2008

Revenues

Employer Services' revenues increased $225.3 million, or 4%, to $6,587.7 million in fiscal 2009. Revenues from our payroll and payroll tax filing business were flat for fiscal 2009. Our payroll and payroll tax filing revenues were adversely impacted in fiscal 2009 due to the reduced number of payrolls processed, a decline in pays per control and a reduction in the average daily balances held, but these declines were offset by pricing increases. Our worldwide client retention decreased by 1.2 percentage points during fiscal 2009. Lost business due to clients' pricing sensitivity and clients going out of business increased during fiscal 2009 as a result of economic pressures. "Pays per control," which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 137,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, decreased 2.5% in fiscal 2009. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment decreased $25.0 million, or 3.4% in fiscal 2009, as a result of a decrease in average daily balances from $15.5 billion for fiscal 2008 to $15.0 billion for fiscal 2009, related to lower bonuses, lower wage growth, and a decline in pays per control. The impact of pricing increases was an increase of approximately 2% to our revenue for fiscal 2009. Revenues from our "beyond payroll" services increased 8% in fiscal 2009 due to an increase in our Time and Labor Management and HR Benefits services revenues, due to an increase in the number of clients utilizing these services, partially offset by a decline in our Retirement Services revenues due to a decrease in the market value of the assets under management.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $160.0 million, or 10%, to $1,775.4 million in fiscal 2009. Earnings from continuing operations before income taxes for fiscal 2009 grew at a faster rate than revenues due to a decrease of $57.7 million related to management incentive compensation expenses, slower growth in selling expenses of $36.2 million as compared to revenues due to a decline in our new client sales and our cost saving initiatives that commenced in fiscal 2008 and continued in fiscal 2009, including headcount reductions and curtailment of non-essential travel and entertainment expenses. These decreases in expenses were offset, in part, by higher expenses of $64.5 million related to increased service costs for investment in client-facing resources.

Fiscal 2008 Compared to Fiscal 2007

Revenues

Employer Services' revenues increased $546.1 million, or 9%, to $6,362.4 million in fiscal 2008 due to new business started in the period, an increase in the number of employees on our clients' payrolls, the impact of price increases, which contributed approximately 2% to our revenue growth, and an increase in average client funds balances, which increased interest revenues. Internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was approximately 8% for fiscal 2008. Revenue from our payroll and payroll tax filing business grew 7%.

"Pays per control," which represents the number of employees on our clients' payrolls as measured on a same-store-sales basis utilizing a subset of approximately 141,000 payrolls of small to large businesses that are reflective of a broad range of U.S. geographic regions, increased 1.3% in fiscal 2008. Our worldwide client retention increased 0.2 percentage points in fiscal 2008, as compared to fiscal 2007. Revenues from our "beyond payroll" services increased 16% in fiscal 2008 due to an increase in our Time and Labor Management services revenues of 17% and due to the impact of business acquisitions. The increase in revenues related to our Time and Labor Management services was due to an increase in the number of clients utilizing these services. We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment increased $41.4 million in fiscal 2008, which accounted for 1% growth in Employer Services' revenues. This increase was due to the increase in the average client funds balances as a result of new business started in the period, growth in our existing client base and growth in wages. The average client funds balances were $15.5 billion in fiscal 2008 and $14.6 billion in fiscal 2007, representing an increase of 6.4%.

Earnings from Continuing Operations before Income Taxes

Employer Services' earnings from continuing operations before income taxes increased $197.7 million, or 14%, to $1,615.4 million in fiscal 2008. Earnings from continuing operations before income taxes for fiscal 2008 grew at a faster rate than revenues due to the improvement in margins for our services resulting from the leveraging of our expense structure with increased revenues. This was offset, in part, by higher compensation expenses of $131.7 million for implementation and service personnel, as well as higher selling expenses of $38.0 million attributable to the increase in salesforce personnel in Employer Services. Lastly, our expenses increased by approximately $42.2 million as a result of acquisitions of businesses in Employer Services.

PEO Services

Fiscal 2009 Compared to Fiscal 2008

Revenues

PEO Services' revenues increased $125.3 million, or 12%, to $1,185.8 million in fiscal 2009 due to a 10% increase in the average number of worksite employees. The increase in the average number of worksite employees was due to new client sales. Revenues associated with benefits coverage, workers' compensation coverage and state unemployment taxes for worksite employees that were billed to our clients increased $119.5 million due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services and are billed based upon a percentage of wages related to worksite employees, increased $15.3 million, or 7%, due to the increase in the number of average worksite employees. We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $1.5 million in fiscal 2009 due to the increase in the average client funds balances as a result of increased PEO Services' new business and growth in our existing client base. The average client funds balances were $0.2 billion in both fiscal 2009 and fiscal 2008.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $13.9 million, or 13%, to $118.7 million in fiscal 2009. This increase was primarily attributable to the increase in revenues described above, net of the related cost of providing benefits coverage, workers' compensation coverage and payment of state unemployment taxes for worksite employees, which are included in costs of revenues. In fiscal 2009, there was an increase in costs associated with our PEO business related to costs associated with providing benefits coverage for worksite employees of $102.7 million and costs associated with workers' compensation and payment of state unemployment taxes for worksite employees of $16.8 million. In addition, there was an increase in expenses related to new business sales of $2.0 million in fiscal 2009.

Fiscal 2008 Compared to Fiscal 2007

Revenues

PEO Services' revenues increased $175.7 million, or 20%, to $1,060.5 million in fiscal 2008 due to an 18% increase in the average number of worksite employees. The increase in the average number of worksite employees was due to new client sales and the net increase in the number of worksite employees at existing clients. Additionally, benefits related revenues, which are billed to our clients and have an equal amount of cost in operating expenses, increased $115.8 million, or 23%, due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services that are billed based upon a percentage of wages related to worksite employees, increased $29.4 million, or 17%, due to the increase in the number of average worksite employees and price increases. We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $1.7 million in fiscal 2008 due to the increase in the average client funds balances as a result of increased PEO Services' new business and growth in our existing client base. The average client funds balances were $0.2 billion in fiscal 2008 and $0.1 billion in fiscal 2007.

Earnings from Continuing Operations before Income Taxes

PEO Services' earnings from continuing operations before income taxes increased $24.4 million, or 30%, to $104.8 million in fiscal 2008. This increase was primarily attributable to the increase in revenues described above, net of the related cost of providing benefits coverage, workers compensation coverage and payment of state unemployment taxes for worksite employees, which are included in costs of revenues. This increase was partially offset by an increase in our operating costs and selling expenses. In fiscal 2008, our cost of providing benefits to worksite employees increased $116.1 million over fiscal 2007. Our expenses associated with new business sales increased $12.2 million as a result of growth in our salesforce and an increase in sales over fiscal 2007. In addition, the costs of providing our services increased $14.0 million in fiscal 2008.

Dealer Services

Fiscal 2009 Compared to Fiscal 2008

Revenues

Dealer Services' revenues decreased $42.8 million, or 3%, to $1,348.6 million in fiscal 2009. Revenues for our Dealer Services business would have declined approximately 4% for fiscal 2009 without the impact of acquisitions. The decrease in revenues was due to client losses and cancellation of services resulting from the consolidation and closing of dealerships and continued pressure on dealerships to reduce costs, all of which resulted in a decrease to revenues of $72.9 million for fiscal 2009. In addition, revenues decreased $23.9 million due to lower Credit Check, Laser Printing, and Computerized Vehicle Registration ("CVR") transaction volume and $9.5 million due to a decrease in revenues from consulting services and forms and supplies. These decreases in revenues were offset by a $67.8 million increase in revenues from new clients and growth in our key products during fiscal 2009. The growth in our key products was driven by increased users for Application Service Provider ("ASP") managed services, growth in our Customer Relationship Management applications and new network and hosted IP telephony installations.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes decreased $9.7 million, or 4%, to $224.1 million in fiscal 2009 due to the decrease of $42.8 million in revenues discussed above, which was partially offset by a decrease in expenses of $33.1 million. The decrease in expenses was due to lower selling expenses of $11.4 million related to a decline in new client sales and a decrease of $13.2 million in expenses due to certain cost saving initiatives, including headcount reductions and curtailment of non-essential travel and entertainment expenses, and a decrease of $7.1 million related to management incentive compensation expenses.

Fiscal 2008 Compared to Fiscal 2007

Revenues

Dealer Services' revenues increased $110.8 million, or 9%, to $1,391.4 million in fiscal 2008. The increase in revenues in fiscal 2008 was driven by both internal revenue growth and by acquisitions. Internal revenue growth, which represents the revenue growth excluding the impact of acquisitions and divestitures, was approximately 6% in fiscal 2008. Revenues increased for our dealer business systems in North America by $59.1 million, to $1,012.9 million in fiscal 2008 due to growth in our key products. The growth in our key products was driven by the increased users for ASP managed services, growth in our Digital Marketing strategic initiatives, increased Credit Check and CVR transaction volume, and new network and hosted IP telephony installations. In addition, revenues increased $39.9 million due to business acquisitions in the fourth quarter of the fiscal year 2007 as well as in fiscal 2008.

Earnings from Continuing Operations before Income Taxes

Dealer Services' earnings from continuing operations before income taxes increased $26.6 million, or 13%, to $233.8 million in fiscal 2008 due to the increase in revenues of our dealer business systems and contributions from recent acquisitions. These increases were offset by an increase in operating expenses as a result of an increase in headcount to support new business sales and the timing of installations during the year. Lastly, our expenses increased by approximately $37.0 million as a result of acquisitions of businesses during fiscal 2008.

Other

The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Stock-based compensation expense was $96.0 million, $123.6 million and $130.5 million in fiscal 2009, 2008 and 2007, respectively. Lastly, a gain on the sale of a building of $2.2 million in fiscal 2009 and a gain on sale of a building of $16.0 million in fiscal 2008 are included in "Other."

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The global financial markets experienced much volatility during fiscal 2009. Despite this volatility in the financial markets, we believe that our liquidity position remains strong. We expect our existing sources of liquidity to remain sufficient to meet our anticipated obligations. However, it is not possible to predict the impact of future events on our financial results or liquidity.

At June 30, 2009, cash and marketable securities were $2,388.5 million, stockholders' equity was $5,322.6 million and the ratio of long-term debt-to-equity was 0.8%. Working capital before funds held for clients and client funds obligations was $1,521.0 million, as compared to $1,343.1 million at June 30, 2008. This increase is due to cash generated from operations, partially offset by the use of cash to repurchase common stock and the use of cash for dividend payments.

Our principal sources of liquidity for operations are derived from cash generated through operations and through corporate cash and marketable securities on hand. We continued to generate positive cash flows from operations during fiscal 2009, and we held approximately $2.3 billion of cash, which included $730.0 million of cash related to the outstanding commercial paper borrowing as of June 30, 2009, which was repaid on July 1, 2009, and approximately $0.1 billion of marketable securities at June 30, 2009. The commercial paper borrowing is a normal part of our client funds extended investment strategy. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements to meet short-term funding requirements related to client funds obligations.

Net cash flows provided by operating activities totaled $1,562.6 million in fiscal 2009, as compared to $1,772.2 million in fiscal 2008. The decrease in net cash flows provided by operating activities was due to the timing of funding of our employee benefits program, which reduced cash flows from operating activities by $45.0 million. In addition, there was an increase in accounts receivable due to the timing of cash collections, which reduced our cash flows from operating activities by $183.9 million. These decreases in net cash flows provided by operating activities were partially offset by the timing of pension plan contributions as compared to the prior year, which increased cash flows from operating activities by $49.3 million.

Net cash flows used in investing activities in fiscal 2009 totaled $644.1 million, as compared to net cash flows provided by investing activities of $2,613.9 million in fiscal 2008. The decrease in net cash flows from investing activities of $3,258.0 million was due to the timing of receipts and payments of our cash held to satisfy client funds obligations, which resulted in the use of cash of $4,851.3 million during fiscal 2009. In addition, we received proceeds of $112.4 million from the sale of businesses during fiscal 2008. Lastly, during fiscal 2009, there was a reclassification from cash and cash equivalents to short-term marketable securities of $211.1 million related to the Reserve Fund discussed below. The proceeds received related to the Reserve Fund have been included in proceeds from the sales and maturities of corporate and client funds marketable securities. These decreases in cash flows were partially offset by a reduction in cash paid for acquisitions of $30.3 million, cash received from the sale of property, plant and equipment of $25.7 million and the timing of purchases of and proceeds from the sales or maturities of marketable securities that resulted in an increase in cash flows of $1,850.5 million.

Net cash flows provided by financing activities in fiscal 2009 totaled $468.4 million as compared to net cash flows used in financing activities of $5,270.7 million in fiscal 2008. The increase in net cash flows from financing activities of $5,739.1 million was due to the net change in the client funds obligations of $4,365.5 million as a result of timing of cash received and payments made related to client funds obligations, proceeds received from the issuance of commercial paper of $730.0 million and a decrease in the repurchases of common stock of $924.4 million. We purchased 13.8 million shares of our common stock at an average price per share of $39.72 during fiscal 2009 as compared to purchases of 32.9 million shares of our common stock at an average price per share of $44.44 during fiscal 2008. Such increases in cash flows of financing activities were partially offset by an increase in dividends paid of $80.5 million and a decrease in the proceeds from stock purchase plan and exercises of stock options of $157.0 million.

Our U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.0 billion in aggregate maturity value of commercial paper. Our commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2009, we had $730.0 million in commercial paper outstanding. Such amount was repaid on July 1, 2009. At June 30, 2008, there was no commercial paper outstanding. In fiscal 2009 and 2008, our average borrowings were $1.9 billion and $1.4 billion, respectively, at a weighted average interest rate of 1.0% and 4.2%, respectively. The weighted average maturity of our commercial paper was less than two days in both fiscal 2009 and fiscal 2008. Throughout fiscal 2009, we had full access to our U.S. short-term funding requirements related to client funds obligations.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2009, there were no outstanding obligations under reverse repurchase agreements. At June 30, 2008, we had an $11.8 million obligation outstanding related to reverse repurchase agreements that matured on July 2, 2008 and was repaid. In fiscal 2009 and 2008, we had average outstanding balances under reverse repurchase agreements of $425.9 million and $360.4 million, respectively, at a weighted average interest rate of 1.3% and 3.4%, respectively. We have successfully borrowed through the use of reverse repurchase agreements on an as needed basis to meet short-term funding requirements related to client funds obligations.

In June 2009, we entered into a $2.25 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced our prior $2.25 billion 364-day facility. In addition, we also have a $1.5 billion credit facility and a $2.25 billion credit facility that mature in June 2010 and June 2011, respectively. The credit facilities maturing in June 2010 and June 2011 are five-year facilities that contain accordion features under which the aggregate commitments can each be increased by

$500.0 million, subject to the availability of additional commitments. The interest rate applicable to committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by us to the syndicated financial institutions prior to borrowing. We are also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and funding for general corporate purposes, if necessary. We had no borrowings through June 30, 2009 under the credit agreements. We believe that we currently meet all conditions set forth in the credit agreements to borrow thereunder and we are not aware of any conditions that would prevent us from borrowing part or all of the $6.0 billion available to us under the credit agreements.

Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages, alternative-A mortgages, sub-prime auto loans or home equity loans, collateralized debt obligations, collateralized loan obligations, credit default swaps, asset-backed commercial paper, derivatives, auction rate securities, structured investment vehicles or non-investment-grade fixed-income securities. We own senior tranches of fixed rate credit card, rate reduction, auto loan and other asset-backed securities, secured predominately by prime collateral. All collateral on asset-backed securities is performing as expected. In addition, we own senior debt directly issued by Federal Home Loan Banks, Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of any of these agencies. We do own AAA rated mortgage-backed securities, which represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations.

We have an investment in a money market fund called the Reserve Fund. During the quarter ended September 30, 2008, the net asset value of the Reserve Fund decreased below $1 per share as a result of the full write-off of the Reserve Fund's holdings in debt securities issued by Lehman Brothers Holdings, Inc., which filed for bankruptcy protection on September 15, 2008. The Reserve Fund has suspended redemptions and is in the process of being liquidated. At September 30, 2008, we reclassified $211.1 million of our investment from cash and cash equivalents to short-term marketable securities on the Consolidated Balance Sheet due to the fact that these assets no longer met the definition of a cash equivalent. Additionally, we have reflected the impact of such reclassification on the Statements of Consolidated Cash Flows for fiscal 2009 as a reclassification from cash equivalents to short-term marketable securities. During fiscal 2009, we recorded an $18.3 million loss to other income, net, on the Statement of Consolidated Earnings to recognize our pro-rata share of the estimated losses of the Reserve Fund. As of June 30, 2009, we had received approximately $198.5 million in distributions from the Reserve Fund. Subsequent to the distributions received from the Reserve Fund and the charges recorded during fiscal 2009, we have a remaining balance of $3.9 million in short-term marketable securities related to the Reserve Fund as of June 30, 2009.

During fiscal 2009, the number of automotive dealerships in the United States to which we provide services has continued to decline primarily due to the consolidation of dealerships and dealerships going out of business. In April 2009, Chrysler LLC ("Chrysler") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code to reorganize its business and subsequently emerged from bankruptcy in June 2009. In June 2009, General Motors Corporation ("GM") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code to reorganize its business and subsequently emerged from bankruptcy in July 2009. We expect the total number of GM and Chrysler dealerships in the United States to decline by about 1,800 over the next 12 to 18 months. Given our share of the market, the impact of these dealership closings to our revenues in Dealer Services is expected to be up to $50 million on an annualized basis. At June 30, 2009, our notes receivable and accounts receivable balances on the Consolidated Balance Sheets include gross receivables of $73 million and $35 million, respectively, due from automobile dealerships that sell GM or Chrysler products in the United States. At June 30, 2009, we do not have any significant amounts due to us directly from GM or Chrysler.

Capital expenditures for continuing operations in fiscal 2009 were $167.7 million, as compared to $186.4 million in fiscal 2008 and $169.7 million in fiscal 2007. The capital expenditures in fiscal 2009 related to our data center and other facility improvements to support our operations. We expect capital expenditures in the year ended June 30, 2010 ("fiscal 2010") to be between $130 million and $150 million.

The following table provides a summary of our contractual obligations as of June 30, 2009:

(In millions)

	Payments due by period					
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt Obligations (1)	$ 2.8	$ 13.3	$ 13.3	$ 16.1	$ --	$ 45.5
Operating Lease and Software License Obligations (2)	246.1	386.3	148.6	39.7	--	820.7
Purchase Obligations (3)	124.8	119.3	30.0	--	--	274.1
Obligations related to Unrecognized Tax Benefits (4)	--	--	--	--	92.8	92.8
Other long-term liabilities reflected on our Consolidated Balance Sheets:						
Compensation and Benefits (5)	55.2	108.6	78.1	146.0	11.8	399.7
Acquisition-related obligations (6)	8.0	--	--	--	--	8.0
Total	$436.9	$627.5	$270.0	$201.8	$104.6	$1,640.8

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. See Note 12 to the consolidated financial statements for additional information about our debt and related matters. The estimated interest payments due by corresponding period above are $1.5 million, $3.0 million, $2.9 million, and $5.8 million, respectively, which have been excluded.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) We made the determination that net cash payments expected to be paid within the next 12 months, related to unrecognized tax benefits of $92.8 million at June 30, 2009, are expected to be zero. We are unable to make reasonably reliable estimates as to the period beyond the next 12 months in which cash payments related to unrecognized tax benefits are expected to be paid.

(5) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

(6) Acquisition-related obligations relate to contingent consideration for business acquisitions for which the amount of contingent consideration was determinable at the date of acquisition and therefore included on the Consolidated Balance Sheet as a liability.

In addition to the obligations quantified in the table above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2009, the obligations relating to these matters, which are expected to be paid in fiscal 2010, total $15,992.6 million and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $16,419.2 million of cash and marketable securities that have been impounded from our clients to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2009.

The Company's wholly-owned subsidiary, ADP Indemnity, Inc., provides workers' compensation and employer liability insurance coverage for our PEO worksite employees. We have secured specific per occurrence and aggregate stop loss reinsurance from third-party carriers that cap losses that reach a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO business. In fiscal 2009 and 2008, the net premium was $60.8 million and $51.4 million, respectively. In fiscal 2009 and 2008, we paid claims of $43.6 million and $38.1 million, respectively. At June 30, 2009, our cash and marketable securities included balances totaling approximately $181.6 million to cover the actuarially-estimated cost of workers' compensation claims for the policy years that the PEO worksite employees were covered by ADP Indemnity, Inc.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash equivalents and highly liquid, investment-grade securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at time of purchase and money market securities and other cash equivalents. At June 30, 2009, approximately 85% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Fannie Mae and Freddie Mac.

We utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). As part of our client funds investment strategy, we use the daily collection of funds from our clients to satisfy other unrelated client fund obligations, rather than liquidating previously-collected client funds that have already been invested in available-for-sale securities. We minimize the risk of not having funds collected from a client available at the time such client's obligation becomes due by impounding, in virtually all instances, the client's funds in advance of the timing of payment of such client's obligation. As a result of this practice, we have consistently maintained the required level of client fund assets to satisfy all of our client funds obligations.

There are inherent risks and uncertainties involving our investment strategy relating to our client fund assets. Such risks include liquidity risk, including the risk associated with our ability to liquidate, if necessary, our available-for-sale securities in a timely manner in order to satisfy our client funds obligations. However, our investments are made with the safety of principal, liquidity and diversification as the primary goals to minimize the risk of not having sufficient funds to satisfy all of our client funds obligations. We also believe we have significantly reduced the risk of not having sufficient funds to satisfy our client funds obligations by consistently maintaining access to other sources of liquidity, including our corporate cash balances, available borrowings under our $6 billion commercial paper program (rated A-1+ by Standard and Poor's and Prime-1 by Moody's, the highest possible credit rating), our ability to execute reverse repurchase transactions and available borrowings under our $6 billion committed revolving credit facilities. However, the availability of financing during periods of economic turmoil, even to borrowers with the highest credit ratings, may limit our flexibility to access short-term debt markets to meet the liquidity needs of our business. In addition to liquidity risk, our investments are subject to interest rate risk and credit risk, as discussed below.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating at time of purchase for corporate bonds is BBB and for asset-backed and commercial mortgage-backed securities is AAA. The maximum maturity at time of purchase for BBB rated securities is 5 years, for single A rated securities is 7 years, and for AA rated and AAA rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

(Dollars in millions) Years ended June 30,	2009	2008	2007
Average investment balances at cost:			
Corporate investments	$ 3,744.7	$ 3,387.0	$ 3,556.8
Funds held for clients	15,162.4	15,654.3	14,682.9
Total	$ 18,907.1	$ 19,041.3	$ 18,239.7
Average interest rates earned exclusive of realized gains/(losses) on:			
Corporate investments	3.6%	4.4%	4.6%
Funds held for clients	4.0%	4.4%	4.5%
Total	3.9%	4.4%	4.5%
Realized gains on available-for-sale securities	$ 11.4	$ 10.1	$ 20.8
Realized losses on available-for-sale securities	(23.8)	(11.4)	(12.5)
Net realized (losses)/gains on available-for-sale securities	$ (12.4)	$ (1.3)	$ 8.3
As of June 30:			
Net unrealized pre-tax gains/(losses) on available-for-sale securities	$ 436.6	$ 142.1	$ (184.9)
Total available-for-sale securities at fair value	$ 14,730.2	$ 15,066.4	$ 13,369.4

Our laddering strategy exposes us to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. The annualized interest rates earned on our entire portfolio decreased by 50 basis points, from 4.4% for fiscal 2008 to 3.9% for fiscal 2009. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $6 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2010. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $3 million impact to earnings before income taxes over the ensuing twelve-month period ending June 30, 2010.

We are exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. We limit credit risk by investing in investment-grade securities, primarily AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. At June 30, 2009, approximately 83% of our available-for-sale securities held an AAA or AA rating. In addition, we limit amounts that can be invested in any security other than US and Canadian government or government agency securities.

We are exposed to market risk from changes in foreign currency exchange rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. There were no derivative financial instruments outstanding at June 30, 2009 or 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued including the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. On June 30, 2009, we adopted SFAS No. 165 and the adoption did not have a material impact on our results of operations, cash flows or financial condition.

In April 2009, the FASB issued FASB Staff Position ("FSP") FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for determining the fair value of assets and liabilities when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate an observed transaction used to determine fair value is not orderly and, therefore, is not indicative of fair value. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. On April 1, 2009, we adopted FSP FAS 157-4 and the adoption did not have a material impact on our results of operations, cash flows or financial condition.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 changes the method for determining whether an other-than-temporary impairment exists for debt securities by requiring a company to assess whether it is probable that it will not be able to recover the cost basis of a security utilizing several factors, including the length of time and the extent to which fair value has been less than the cost basis, adverse conditions related to a particular security and volatility of a particular security. FSP FAS 115-2 and FAS 124-2 also requires that an other-than-temporary impairment charge for debt securities be recorded in earnings if it is more-likely-than-not that the entity will sell or be required to sell a debt security before anticipated recovery of the cost basis. In addition, if any portion of a decline in fair value below the cost basis of a security is related to credit losses, such amount should be recorded in earnings. Lastly, FSP FAS 115-2 and FAS 124-2 expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities to all interim and annual periods. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. On April 1, 2009, we adopted FSP FAS 115-2 and FAS 124-2 and the adoption did not have a material impact on our results of operations, cash flows or financial condition.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 increases the frequency of certain fair value disclosures from annual to quarterly. Such disclosures include the fair value of all financial instruments within the scope of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," as well as the methods and significant assumptions used to estimate fair value. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. On April 1, 2009, we adopted FSP FAS 107-1 and APB 28-1 and the adoption did not have a material impact on our results of operations, cash flows or financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires additional disclosures in relation to plan assets of defined benefit pension or other postretirement plans. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009 with early application permitted. We do not anticipate the adoption of this FSP will have a material impact on our results of operations, cash flows or financial condition.

In June 2008, the FASB issued FSP Emerging Issues Task Force ("EITF") 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption, companies are required to retrospectively adjust earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to provisions of FSP EITF 03-6-1. We determined the adoption of FSP EITF 03-6-1 will not have a material impact on our results of operations or financial condition.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of FSP FAS 142-3 will have on our results of operations, cash flows or financial condition.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the business and the goodwill acquired. SFAS No. 141R further requires that acquisition-related costs and costs associated with restructuring or exiting activities of an acquired entity will be expensed as incurred. SFAS No. 141R also establishes disclosure requirements that will require disclosure on the nature and financial effects of the business combination. Additionally, in April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"). FSP FAS 141(R)-1 amends and clarifies SFAS No. 141R to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 141R and FSP FAS 141(R)-1 will impact business combinations that may be completed by the Company on or after July 1, 2009. We do not know if the adoption of SFAS No. 141R and FSP FAS 141(R)-1 will have a material impact on our results of operations and financial condition as the impact depends solely on whether we complete any business combinations after July 1, 2009 and the terms of such transactions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. On July 1, 2008, we adopted SFAS No. 157 for assets and liabilities recognized or disclosed at fair value on a recurring basis. The adoption of SFAS No. 157 did not have an impact on our consolidated results of operations, cash flows or financial condition. We will adopt SFAS No. 157 for non-financial assets that are recognized or disclosed on a non-recurring basis on July 1, 2009 and do not anticipate it will have a material impact on our results of operations, cash flows or financial condition.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses (*e.g.* Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectibility determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We account for goodwill and other intangible assets with indefinite useful lives in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We use discounted cash flows to determine fair values. We had $2,375.5 million of goodwill as of June 30, 2009. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our consolidated earnings.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

The Company accounts for tax positions taken or expected to be taken in a tax return in accordance with the provisions of FIN 48, which was adopted by the Company on July 1, 2007. FIN 48 prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained assuming that those positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements. As of June 30, 2009 and 2008, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $92.8 million and $404.2 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $20.5 million in the next twelve months. We do not expect any cash payments related to unrecognized tax benefits in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Stock-Based Compensation. SFAS No. 123R requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binominal option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a) 2. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 15 to the consolidated financial statements, the company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109," effective July 1, 2007. As discussed in Note 14 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 28, 2009

Statements of Consolidated Earnings

(In millions, except per share amounts)

Years ended June 30,	2009	2008	2007
REVENUES:			
Revenues, other than interest on funds held for clients and PEO revenues	$7,080.4	$7,038.9	$6,267.4
Interest on funds held for clients	609.8	684.5	653.6
PEO revenues (A)	1,176.9	1,053.1	879.0
TOTAL REVENUES	8,867.1	8,776.5	7,800.0
EXPENSES:			
Costs of revenues			
Operating expenses	4,102.0	3,915.7	3,392.3
Systems development and programming costs	499.7	525.9	486.1
Depreciation and amortization	237.8	238.5	208.9
TOTAL COSTS OF REVENUES	4,839.5	4,680.1	4,087.3
Selling, general and administrative expenses	2,197.6	2,370.4	2,206.2
Interest expense	33.3	80.5	94.9
TOTAL EXPENSES	7,070.4	7,131.0	6,388.4
Other income, net	(108.0)	(166.5)	(211.9)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,904.7	1,812.0	1,623.5
Provision for income taxes	576.5	650.3	602.3
NET EARNINGS FROM CONTINUING OPERATIONS	1,328.2	1,161.7	1,021.2
Earnings from discontinued operations, net of (benefit) provision for income taxes of $(0.8), $23.2 and $110.6 for the fiscal years ended June 30, 2009, 2008 and 2007, respectively	4.4	74.0	117.5
NET EARNINGS	$1,332.6	$1,235.7	$1,138.7
Basic earnings per share from continuing operations	$ 2.64	$ 2.23	$ 1.86
Basic earnings per share from discontinued operations	0.01	0.14	0.21
BASIC EARNINGS PER SHARE	$ 2.65	$ 2.37	$ 2.07
Diluted earnings per share from continuing operations	$ 2.63	$ 2.20	$ 1.83
Diluted earnings per share from discontinued operations	0.01	0.14	0.21
DILUTED EARNINGS PER SHARE	$ 2.63	$ 2.34	$ 2.04
Basic weighted average shares outstanding	503.2	521.5	549.7
Diluted weighted average shares outstanding	505.8	527.2	557.9

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $12,310.4, $11,247.4 and $9,082.5, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

June 30,	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 2,265.3	$ 917.5
Short-term marketable securities	30.8	666.3
Accounts receivable, net	1,055.4	1,034.6
Other current assets	921.1	771.6
Assets held for sale	12.1	--
Total current assets before funds held for clients	4,284.7	3,390.0
Funds held for clients	16,419.2	15,418.9
Total current assets	20,703.9	18,808.9
Long-term marketable securities (A)	92.4	76.5
Long-term receivables, net	162.6	234.0
Property, plant and equipment, net	734.5	742.9
Other assets	702.7	808.3
Goodwill	2,375.5	2,426.7
Intangible assets, net	580.1	637.1
Total assets	$ 25,351.7	$ 23,734.4
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 130.3	$ 126.9
Accrued expenses and other current liabilities	778.5	668.1
Accrued payroll and payroll related expenses	402.3	479.4
Dividends payable	162.1	145.7
Short-term deferred revenues	329.8	356.1
Obligation under reverse repurchase agreement	--	11.8
Obligation under commercial paper borrowing	730.0	--
Income taxes payable	230.7	258.9
Total current liabilities before client funds obligations	2,763.7	2,046.9
Client funds obligations	15,992.6	15,294.7
Total current liabilities	18,756.3	17,341.6
Long-term debt	42.7	52.1
Other liabilities	477.1	587.9
Deferred income taxes	254.5	170.0
Long-term deferred revenues	498.5	495.6
Total liabilities	20,029.1	18,647.2
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	--	--
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2009 and 2008; outstanding, 501.7 and 510.3 shares at June 30, 2009 and 2008, respectively	63.9	63.9
Capital in excess of par value	520.0	522.0
Retained earnings	10,716.6	10,029.8
Treasury stock - at cost: 137.0 and 128.4 shares at June 30, 2009 and 2008, respectively	(6,133.9)	(5,804.7)
Accumulated other comprehensive income (loss)	156.0	276.2
Total stockholders' equity	5,322.6	5,087.2
Total liabilities and stockholders' equity	$ 25,351.7	$ 23,734.4

(A) As of June 30, 2008, long-term marketable securities include $11.7 of securities that have been pledged as collateral under a reverse repurchase agreement.

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity

(In millions, except per share amounts)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2006	638.7	$63.9	$ 157.4	$ --	$ 9,111.4	$(3,194.8)		$(126.3)
Adoption of Statement of Financial Accounting Standards No. 158, net of tax	--	--	--	--	--	--		(63.1)
Net earnings	--	--	--	--	1,138.7	--	$1,138.7	--
Foreign currency translation adjustments							76.4	76.4
Unrealized net gain on securities, net of tax							81.9	81.9
Minimum pension liability adjustment, net of tax							(2.3)	(2.3)
Comprehensive income							$1,294.7	
Stock-based compensation expense	--	--	148.7	--	--	--		--
Issuances relating to stock compensation plans	--	--	25.6	--	--	464.4		
Tax benefits from stock compensation plans	--	--	29.8	--	--	--		--
Treasury stock acquired (40.2 shares)	--	--	--	--	--	(1,920.3)		--
Adoption of Staff Accounting Bulletin No. 108, net of tax	--	--	(3.2)	--	44.3	--		--
Brokerage Services Group spin-off	--	--	--	--	(1,125.2)	--		--
Brokerage Services Group dividend	--	--	--	--	690.0	--		--
Debt conversion (1.1 shares)	--	--	(6.5)	--	--	37.8		--
Dividends ($0.8750 per share)	--	--	--	--	(480.7)	--		--
Balance at June 30, 2007	638.7	$63.9	$ 351.8	$ --	$ 9,378.5	$(4,612.9)		$ (33.4)
Net earnings	--	--	--	--	1,235.7	--	$1,235.7	--
Foreign currency translation adjustments							127.9	127.9
Unrealized net gain on securities, net of tax							209.7	209.7
Pension liability adjustment, net of tax							(28.0)	(28.0)
Comprehensive income							$1,545.3	
Stock-based compensation expense	--	--	123.6	--	--	--		--
Issuances relating to stock compensation plans	--	--	(29.5)	--	--	271.7		
Tax benefits from stock compensation plans	--	--	34.0	--	--	--		--
Treasury stock acquired (32.9 shares)	--	--	--	--	--	(1,463.5)		--
Adoption of Financial Accounting Standards Board Interpretation No. 48	--	--	--	--	(11.7)	--		--
Tax basis adjustment related to pooling of interest (see Note 14)	--	--	42.1	--	--	--		--
Dividends ($1.1000 per share)	--	--	--	--	(572.7)	--		--
Balance at June 30, 2008	638.7	$63.9	$ 522.0	$ --	$10,029.8	$(5,804.7)		$ 276.2
Net earnings	--	--	--	--	1,332.6	--	$1,332.6	--
Foreign currency translation adjustments							(192.1)	(192.1)
Unrealized net gain on securities, net of tax							191.1	191.1
Pension liability adjustment, net of tax							(119.2)	(119.2)
Comprehensive income							$1,212.4	
Stock-based compensation expense	--	--	96.0	--	--	--		--
Issuances relating to stock compensation plans	--	--	(105.8)	--	--	219.7		--
Tax benefits from stock compensation plans	--	--	7.8	--	--	--		--
Treasury stock acquired (13.8 shares)	--	--	--	--	--	(548.9)		--
Dividends ($1.2800 per share)	--	--	--	--	(645.8)	--		--
Balance at June 30, 2009	638.7	$63.9	$ 520.0	$ --	$10,716.6	$(6,133.9)		$ 156.0

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(In millions)

Years ended June 30,	2009	2008	2007
Cash Flows From Operating Activities			
Net earnings	$ 1,332.6	$ 1,235.7	$ 1,138.7
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Gain on sale of cost-based investment	--	--	(38.6)
Gain on sale of building	(2.2)	(16.0)	--
Depreciation and amortization	308.1	319.1	288.8
Deferred income taxes	(47.9)	(92.7)	15.1
Excess tax benefit related to exercises of stock options	(1.5)	(0.7)	(0.2)
Stock-based compensation expense	96.0	123.6	130.5
Net pension expense	33.8	40.0	40.3
Net realized loss (gain) from the sales of marketable securities	12.4	1.3	(8.3)
Net amortization of premiums and accretion of discounts on available-for-sale securities	58.3	42.7	40.5
Gain on sale of discontinued businesses, net of tax	(4.4)	(74.0)	(20.9)
Other	36.1	100.6	40.8
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
(Increase) decrease in accounts receivable	(149.7)	34.2	(255.6)
(Increase) in other assets	(85.7)	(40.5)	(88.0)
(Decrease) increase in accounts payable	(9.7)	9.7	(1.5)
(Decrease) increase in accrued expenses and other liabilities	(13.6)	89.2	(43.3)
Operating activities of discontinued operations	--	--	59.7
Net cash flows provided by operating activities	1,562.6	1,772.2	1,298.0
Cash Flows From Investing Activities			
Purchases of corporate and client funds marketable securities	(2,736.5)	(6,407.2)	(4,449.1)
Proceeds from the sales and maturities of corporate and client funds marketable securities	3,320.4	5,140.6	4,840.0
Net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations	(731.7)	4,119.6	(598.0)
Capital expenditures	(157.9)	(181.0)	(172.8)
Additions to intangibles	(96.0)	(96.6)	(150.0)
Acquisitions of businesses, net of cash acquired	(67.0)	(97.3)	(446.9)
Reclassification from cash and cash equivalents to short-term marketable securities	(211.1)	--	--
Proceeds from the sale of cost-based investment	--	--	38.6
Dividend received from Broadridge Financial Solutions, Inc., net of $29.9 million in cash retained by Broadridge Financial Solutions, Inc.	--	--	660.1
Proceeds from the sale of property, plant and equipment	25.7	--	--
Proceeds from the sale of businesses included in discontinued operations, net of cash divested	--	112.4	17.2
Other	10.0	23.4	14.5
Investing activities of discontinued operations	--	--	(30.5)
Net cash flows (used in) provided by investing activities	(644.1)	2,613.9	(276.9)
Cash Flows From Financing Activities			
Net increase (decrease) in client funds obligations	885.2	(3,480.3)	707.7
Proceeds from issuance of debt	12.5	21.2	0.6
Payments of debt	(21.9)	(10.1)	(1.8)
Repurchases of common stock	(580.4)	(1,504.8)	(1,900.4)
Proceeds from stock purchase plan and exercises of stock options	82.7	239.7	344.2
Excess tax benefit related to exercises of stock options	1.5	0.7	0.2
Dividends paid	(629.4)	(548.9)	(461.3)
Net (purchases of) proceeds from reverse repurchase agreements	(11.8)	11.8	--
Net proceeds from issuance of commercial paper	730.0	--	--
Financing activities of discontinued operations	--	--	134.1
Net cash flows provided by (used in) financing activities	468.4	(5,270.7)	(1,176.7)
Effect of exchange rate changes on cash and cash equivalents	(39.1)	41.3	15.7
Net change in cash and cash equivalents	1,347.8	(843.3)	(139.9)
Cash and cash equivalents of continuing operations, beginning of year	917.5	1,746.1	1,800.1
Cash and cash equivalents of discontinued operations, beginning of year	--	14.7	100.6
Cash and cash equivalents, end of year	2,265.3	917.5	1,760.8
Less cash and cash equivalents of discontinued operations, end of year	--	--	14.7
Cash and cash equivalents of continuing operations, end of year	$ 2,265.3	$ 917.5	$ 1,746.1

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers and vehicle retailers and manufacturers. The Company classifies its operations into the following reportable segments: Employer Services, Professional Employer Organization ("PEO") Services, and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (e.g., Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company enters into agreements for a fixed fee per transaction (e.g., number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses (e.g., Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The Company assesses collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

PEO revenues are reported on the Statements of Consolidated Earnings and are reported net of direct pass-through costs, which are costs billed and incurred for PEO worksite employees, primarily consisting of payroll wages and payroll taxes. Benefits, workers' compensation and state unemployment tax fees for PEO worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) on the Consolidated Balance Sheets until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net on the Statements of Consolidated Earnings.

If the fair value of an available-for-sale debt security is below its amortized cost, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery. If either of those two conditions is met, the Company would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income (loss).

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to automotive, heavy truck and powersports and truck dealers. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses related to the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets with indefinite useful lives in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company uses discounted cash flows to determine fair values.

I. Impairment of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Gains or losses from balance sheet translation are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented.

K. Derivative Financial Instruments. Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the Consolidated Balance Sheets with changes in the fair value of the derivatives recognized in either net earnings from continuing operations or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

There were no derivative financial instruments outstanding at June 30, 2009 or June 30, 2008.

L. Earnings per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Zero Coupon Subordinated Notes	Effect of Employee Stock Option Shares	Effect of Employee Stock Purchase Plan Shares	Effect of Employee Restricted Stock Shares	Diluted
2009						
Net earnings from continuing operations	$ 1,328.2	$ --	$ --	$ --	$ --	$ 1,328.2
Weighted average shares (in millions)	503.2		1.2	--	1.4	505.8
EPS from continuing operations	$ 2.64					$ 2.63
2008						
Net earnings from continuing operations	$ 1,161.7	$ --	$ --	$ --	$ --	$ 1,161.7
Weighted average shares (in millions)	521.5		4.3	0.3	1.1	527.2
EPS from continuing operations	$ 2.23					$ 2.20
2007						
Net earnings from continuing operations	$ 1,021.2	$1.1	$ --	$ --	$ --	$ 1,022.3
Weighted average shares (in millions)	549.7	0.8	4.8	1.0	1.6	557.9
EPS from continuing operations	$ 1.86					$ 1.83

Options to purchase 32.9 million, 12.6 million, and 16.9 million shares of common stock for fiscal 2009, 2008 and 2007, respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the respective fiscal year.

M. Stock-Based Compensation. The Company accounts for stock-based compensation under SFAS No. 123R, "Share-Based Payment," which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued using a binominal option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of a stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

P. Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities.

The Company accounts for tax positions taken or expected to be taken in a tax return in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), which was adopted by the Company on July 1, 2007. As a result of the adoption, the Company recorded a net decrease to retained earnings of $11.7 million, as well as a corresponding increase to other liabilities on the Consolidated Balance Sheets. FIN 48 prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained assuming that these positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If a tax position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. As of June 30, 2009 and 2008, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $92.8 million and $404.2 million, respectively.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $20.5 million. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Q. Recently Issued Accounting Pronouncements. In May 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued including the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. On June 30, 2009, the Company adopted SFAS No. 165 and the adoption did not have a material impact on its results of operations, cash flows or financial condition.

In April 2009, the FASB issued FASB Staff Position ("FSP") FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for determining the fair value of assets and liabilities when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate an observed transaction used to determine fair value is not orderly and, therefore, is not indicative of fair value. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. On April 1, 2009, the Company adopted FSP FAS 157-4 and the adoption did not have a material impact on its results of operations, cash flows or financial condition.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 changes the method for determining whether an other-than-temporary impairment exists for debt securities by requiring a company to assess whether it is probable that it will not be able to recover the cost basis of a security utilizing several factors, including the length of time and the extent to which fair value has been less than the cost basis, adverse conditions related to a particular security and volatility of a particular security. FSP FAS 115-2 and FAS 124-2 also requires that an other-than-temporary impairment charge for debt securities be recorded in earnings if it is more-likely-than-not that the entity will sell or be required to sell a debt security before anticipated recovery of the cost basis. In addition, if any portion of a decline in fair value below the cost basis of a security is related to credit losses, such amount should be recorded in earnings. Lastly, FSP FAS 115-2 and FAS 124-2 expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities to all interim and annual periods. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. On April 1, 2009, the Company adopted FSP FAS 115-2 and FAS 124-2 and the adoption did not have a material impact on its results of operations, cash flows or financial condition.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 increases the frequency of certain fair value disclosures from annual to quarterly. Such disclosures include the fair value of all financial instruments within the scope of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," as well as the methods and significant assumptions used to estimate fair value. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. On April 1, 2009, the Company adopted FSP FAS 107-1 and APB 28-1 and the adoption did not have a material impact on its results of operations, cash flows or financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires additional disclosures in relation to plan assets of defined benefit pension or other postretirement plans. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009 with early application permitted. The Company does not anticipate the adoption of this FSP will have a material impact on its results of operations, cash flows or financial condition.

In June 2008, the FASB issued FSP Emerging Issues Task Force ("EITF") 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption, companies are required to retrospectively adjust earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to provisions of FSP EITF 03-6-1. The Company determined the adoption of FSP EITF 03-6-1 will not have a material impact on its results of operations or financial condition.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets". FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of FSP FAS 142-3 will have on its results of operations, cash flows or financial condition.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the business and the goodwill acquired. SFAS No. 141R further requires that acquisition-related costs and costs associated with restructuring or exiting activities of an acquired entity will be expensed as incurred. SFAS No. 141R also establishes disclosure requirements that will require disclosure on the nature and financial effects of the business combination. Additionally, in April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"). FSP FAS 141(R)-1 amends and clarifies SFAS No. 141R to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 141R and FSP FAS 141(R)-1 will impact business combinations that may be completed by the Company on or after July 1, 2009. The

Company does not know if the adoption of SFAS No. 141R and FSP FAS 141(R)-1 will have a material impact on its results of operations and financial condition as the impact depends solely on whether the Company completes any business combinations after July 1, 2009 and the terms of such transactions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. On July 1, 2008, the Company adopted SFAS No. 157 for assets and liabilities recognized or disclosed at fair value on a recurring basis. The adoption of SFAS No. 157 did not have an impact on its consolidated results of operations, cash flows or financial condition. The Company will adopt SFAS No. 157 for non-financial assets that are recognized or disclosed on a non-recurring basis on July 1, 2009 and it does not anticipate such adoption will have a material impact on its results of operations, cash flows or financial condition.

NOTE 2. OTHER INCOME, NET

Other income, net consists of the following:

Years ended June 30,	2009	2008	2007
Interest income on corporate funds	$(134.2)	$(149.5)	$(165.0)
Gain on sale of building	(2.2)	(16.0)	--
Gain on sale of investment	--	--	(38.6)
Realized gains on available-for-sale securities	(11.4)	(10.1)	(20.8)
Realized losses on available-for-sale securities	23.8	11.4	12.5
Realized loss on investment in Reserve Fund	18.3	--	--
Other, net	(2.3)	(2.3)	--
Other income, net	$(108.0)	$(166.5)	$(211.9)

Proceeds from sales and maturities of available-for-sale securities were $3,320.4 million, $5,140.6 million and $4,840.0 million for fiscal 2009, 2008 and 2007, respectively.

In fiscal 2009, the Company recorded an $18.3 million loss to other income, net on the Statements of Consolidated Earnings related to the Primary Fund of the Reserve Fund (the "Reserve Fund"). In fiscal 2009, the Company also sold a building for $5.8 million, which resulted in a net gain of $2.2 million in other income, net, on the Statements of Consolidated Earnings.

In fiscal 2008, the Company sold a building for $20.7 million, which resulted in a net gain of $16.0 million in other income, net, on the Statements of Consolidated Earnings.

In fiscal 2007, the Company sold a minority investment that was previously accounted for using the cost basis. The Company's sale of this investment resulted in a gain of $38.6 million.

The Company has an outsourcing agreement with Broadridge Financial Solutions, Inc. ("Broadridge") pursuant to which the Company will continue to provide data center outsourcing services, principally information technology services and service delivery network services, to Broadridge in the same capacity post-spin as it had been pre-spin. As a result of the outsourcing agreement, the Company recognized income of $103.5 million and $107.8 million in fiscal 2009 and fiscal 2008, respectively, which is offset by expenses associated with providing such services of $101.3 million and $105.5 million, respectively, both of which were recorded in other income, net on the Statements of Consolidated Earnings. The Company had a receivable on the Consolidated Balance Sheets from Broadridge for the services under this agreement of $8.7 million and $9.7 million on June 30, 2009 and 2008, respectively.

NOTE 3. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses, which typically occurs within one year from the date of acquisition.

The Company acquired four businesses in fiscal 2009 for approximately $62.7 million, which includes $6.4 million in accrued contingent payments expected to be paid in future periods and which is net of cash acquired. These acquisitions resulted in approximately $60.3 million of goodwill. Intangible assets acquired, which totaled approximately $20.8 million, consist of software, customer contracts and lists and trademarks that are being amortized over a weighted average life of 9 years. In addition, the Company made $10.7 million of contingent payments in fiscal 2009 relating to previously consummated acquisitions. As of June 30, 2009, the Company had contingent consideration remaining for all transactions of approximately $6.3 million.

The Company acquired four businesses in fiscal 2008 for approximately $45.9 million, net of cash acquired. These acquisitions resulted in approximately $37.7 million of goodwill. Intangible assets acquired, which totaled approximately $11.6 million, consist primarily of software and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $51.4 million of contingent payments in fiscal 2008 relating to previously consummated acquisitions.

The Company acquired eleven businesses in fiscal 2007 for approximately $434.4 million, net of cash acquired. These acquisitions resulted in approximately $327.2 million of goodwill. Intangible assets acquired, which totaled approximately $157.9 million, consist primarily of software and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $12.5 million of contingent payments in fiscal 2007 relating to previously consummated acquisitions.

The acquisitions discussed above for fiscal 2009, 2008 and 2007 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

NOTE 4. DIVESTITURES

During fiscal 2009, the Company recorded a net gain of $2.8 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of business of $2.6 million and a change in professional fees incurred in connection with the divestitures of businesses of $0.2 million. During fiscal 2008, the Company recorded a net gain of $10.2 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $11.3 million, partially offset by professional fees incurred in connection with the divestitures of businesses of $1.1 million.

On June 30, 2007, the Company entered into a definitive agreement to sell its Travel Clearing business for approximately $116.0 million in cash. The Company completed the sale of its Travel Clearing business on July 6, 2007. The Travel Clearing business was previously reported in the "Other" segment. In connection with the disposal of this business, the Company classified the results of this business as discontinued operations for all periods presented. During fiscal 2008, the Company reported a gain of $95.8 million, or $62.2 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

On March 30, 2007, the Company completed the tax-free spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company. As a result of the spin-off, ADP stockholders of record on March 23, 2007 (the "record date") received one share of Broadridge common stock for every four shares of ADP common stock held by them on the record date and cash for any fractional shares of Broadridge common stock. ADP distributed approximately 138.8 million shares of Broadridge common stock in the distribution. The spin-off was made without the payment of any consideration or the exchange of any shares by ADP stockholders. The Company classified the results of operations of the spun-off business as discontinued operations for all periods presented.

On January 23, 2007, the Company completed the sale of Sandy Corporation, a business within the Dealer Services segment, which specializes in sales and marketing training, for approximately $4.0 million in cash and the assumption of certain liabilities by the buyer, plus additional earn-out payments if certain revenue targets are achieved. The Company classified the results of operations of this business as discontinued operations for all periods presented. Additionally, during fiscal 2007, the Company reported a gain of $11.2 million, or $6.9 million after tax, within earnings from discontinued operations on the Statements of Consolidated Earnings. In March 2008 and April 2009, the Company received two additional payments of $2.5 million during each period, which represented purchase price adjustments for the sale of Sandy Corporation. The Company recorded additional gains of $2.5 million, or $1.6 million net of tax, within earnings from discontinued operations during both fiscal 2008 and fiscal 2009 for the payments received.

On April 13, 2006, the Company completed the sale of its Claims Services business to Solera, Inc. In fiscal 2007, the Company received an additional payment of $13.2 million, or $12.6 million after tax, from Solera, Inc., which represented the final purchase price adjustment for the sale of the Claims Services business. The Company reported the final purchase price adjustment within earnings from discontinued operations on the Statements of Consolidated Earnings. The Claims Services business was a separate operating segment of the Company and was reported in the "Other" segment. In connection with the disposal of this business, the Company classified the results of operations of this business as discontinued operations for all periods presented.

Operating results for all discontinued operations were as follows:

Years ended June 30,	2009	2008	2007
Revenues	$ --	$ --	$1,518.7
Earnings from discontinued operations before income taxes	--	--	201.4
Provision for income taxes	--	--	104.8
Net earnings from discontinued operations before gain on disposal of discontinued operations	--	--	96.6
Gain on disposal of discontinued operations, net of (benefit) provision for income taxes of $(0.8), $23.2 and $5.8 for fiscal 2009, 2008 and 2007, respectively	4.4	74.0	20.9
Net earnings from discontinued operations	$ 4.4	$74.0	$ 117.5

There were no assets or liabilities of discontinued operations as of June 30, 2009 or 2008.

NOTE 5. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2009 and 2008 are as follows:

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 4,077.5	$ --	$ --	$ 4,077.5
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	5,273.0	268.3	(1.4)	5,539.9
Corporate bonds	4,647.6	135.9	(35.3)	4,748.2
Asset-backed securities	1,482.2	44.2	(4.7)	1,521.7
Canadian government obligations and Canadian government agency obligations	929.2	41.4	(0.1)	970.5
Other securities	1,961.6	48.2	(59.9)	1,949.9
Total available-for-sale securities	14,293.6	538.0	(101.4)	14,730.2
Total corporate investments and funds held for clients	$18,371.1	$538.0	$(101.4)	$18,807.7

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 2,012.8	$ --	$ --	$ 2,012.8
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,138.5	109.6	(14.2)	6,233.9
Corporate bonds	4,343.5	42.0	(28.8)	4,356.7
Asset-backed securities	1,821.8	18.4	(3.7)	1,836.5
Canadian government obligations and Canadian government agency obligations	1,009.1	15.1	(0.5)	1,023.7
Other securities	1,611.4	21.9	(17.7)	1,615.6
Total available-for-sale securities	14,924.3	207.0	(64.9)	15,066.4
Total corporate investments and funds held for clients	$16,937.1	$207.0	$ (64.9)	$17,079.2

At June 30, 2009, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae") with fair values of $1,906.4 million, $1,463.6 million and $1,352.5 million, respectively. At June 30, 2008, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Freddie Mac and Fannie Mae with fair values of $2,344.7 million, $1,611.2 million and $1,471.3 million, respectively. U.S. Treasury and direct obligations of U.S. government agencies represent senior, unsecured, non-callable debt that carries a credit rating of AAA and has maturities ranging from July 2009 through February 2019.

At June 30, 2009, asset-backed securities include senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan, student loan and equipment lease receivables with fair values of $808.4 million, $384.2 million, $244.9 million, $49.8 million and

$34.4 million, respectively. At June 30, 2008, asset-backed securities include senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan, student loan and equipment lease receivables with fair values of $954.8 million, $448.1 million, $315.9 million, $55.3 million and $62.4 million, respectively. These securities are collateralized by the cash flows of the underlying pools of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through June 30, 2009.

At June 30, 2009, other securities and their fair value primarily represent AAA rated commercial mortgage-backed securities of $759.3 million, municipal bonds of $462.0 million, AAA rated mortgage-backed securities of $186.8 million that are guaranteed by Fannie Mae and Freddie Mac, Canadian provincial bonds of $170.2 million, corporate bonds backed by the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program of $137.6 million and supranational bonds of $160.0 million. At June 30, 2008, other securities and their fair value primarily represent AAA rated commercial mortgage-backed securities of $737.3 million, municipal bonds of $423.5 million, AAA rated mortgage-backed securities of $186.7 million that are guaranteed by Fannie Mae and Freddie Mac, Canadian provincial bonds of $153.0 million and supranational bonds of $57.1 million. The Company's AAA rated mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest.

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

June 30,	2009	2008
Corporate investments:		
Cash and cash equivalents	$2,265.3	$ 917.5
Short-term marketable securities	30.8	666.3
Long-term marketable securities	92.4	76.5
Total corporate investments	$2,388.5	$1,660.3

Funds held for clients represent assets that, based upon the Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients have been invested in the following categories:

June 30,	2009	2008
Funds held for clients:		
Restricted cash and cash equivalents held to satisfy client funds obligations	$ 1,575.6	$ 955.7
Restricted short-term marketable securities held to satisfy client funds obligations	2,564.6	1,666.7
Restricted long-term marketable securities held to satisfy client funds obligations	12,042.4	12,656.9
Other restricted assets held to satisfy client funds obligations	236.6	139.6
Total funds held for clients	$16,419.2	$15,418.9

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheets totaling $15,992.6 million and $15,294.7 million as of June 30, 2009 and 2008, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations.

The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within net increase in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within net increase in client funds obligations in the financing section of the Statements of Consolidated Cash Flows.

At June 30, 2009, approximately 83% of the available-for-sale securities held an AAA or AA rating, as rated by Moody's, Standard & Poor's and, for Canadian securities, Dominion Bond Rating Service. All available-for-sale securities were rated as investment grade at June 30, 2009 with the exception of the Reserve Fund investment discussed below.

The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $15,162.4 million, $15,654.3 million and $14,682.9 million in fiscal 2009, 2008 and 2007, respectively.

Available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2009 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$ (1.4)	$ 59.2	$ --	$ --	$ (1.4)	$ 59.2
Corporate bonds	(12.7)	586.5	(22.6)	354.8	(35.3)	941.3
Asset backed securities	(2.6)	69.0	(2.1)	35.0	(4.7)	104.0
Canadian government obligations and Canadian government agency obligations	(0.1)	28.9	--	--	(0.1)	28.9
Other securities	(7.3)	319.2	(52.6)	467.6	(59.9)	786.8
	$(24.1)	$1,062.8	$(77.3)	$857.4	$(101.4)	$1,920.2

Expected maturities of available-for-sale securities at June 30, 2009 are as follows:

Maturity Dates:	
Due in one year or less	$ 2,595.5
Due after one year up to two years	3,159.6
Due after two years up to three years	3,314.7
Due after three years up to four years	3,231.6
Due after four years	2,428.8
Total available-for-sale securities	$14,730.2

The Company has an investment in a money market fund called the Reserve Fund. During the quarter ended September 30, 2008, the net asset value of the Reserve Fund decreased below $1 per share as a result of the full write-off of the Reserve Fund's holdings in debt securities issued by Lehman Brothers Holdings, Inc., which filed for bankruptcy protection on September 15, 2008. The Reserve Fund has suspended redemptions and is in the process of being liquidated. In fiscal 2009, the Company reclassified $211.1 million of its investment from cash and cash equivalents to short-term marketable securities on the Consolidated Balance Sheet due to the fact that these assets no longer met the definition of a cash equivalent. Additionally, the Company reflected the impact of such reclassification on the Statements of Consolidated Cash Flows for fiscal 2009 as reclassification from cash equivalents to short-term marketable securities. During fiscal 2009, the Company recorded an $18.3 million loss to other income, net, on the Statement of Consolidated Earnings to recognize its pro-rata share of the estimated losses of the Reserve Fund. As of June 30, 2009, the Company had received approximately $198.5 million in distributions from the Reserve Fund. Subsequent to the distributions received from the Reserve Fund and the charges recorded during fiscal 2009, the Company has a remaining balance of $3.9 million in short-term marketable securities related to the Reserve Fund as of June 30, 2009.

On April 1, 2009, the Company adopted FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 states that an other-than-temporary impairment of debt securities, where fair value is below amortized cost, is triggered by one of the following: an entity has the intent to sell a security, it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis or the entity does not expect to recover the entire amortized cost basis of the security (also known as a credit loss). If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, the entity would recognize a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If an entity does not intend to sell a security or it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in accumulated other comprehensive income (loss).

At June 30, 2009, the Company evaluated whether the losses related to any of its debt securities in an unrealized loss position, which were primarily comprised of corporate bonds and commercial mortgage backed securities, were due to credit losses utilizing a variety of quantitative and qualitative factors including whether the Company will be able to collect all amounts due under the contractual terms of the security, information about current and past events of the issuer, and the length of time and the extent to which fair value has been less than the cost basis. At June 30, 2009, other than the $18.3 million in losses that were recorded during the first and third quarters of fiscal 2009 related to the investment in the Reserve Fund, the Company concluded that unrealized losses of $101.4 million for available-for-sale securities held at June 30, 2009 were not credit losses and were attributable to other factors, including changes in interest rates. Additionally, the Company concluded that it did not have the intent to sell any securities in an unrealized loss position at June 30, 2009 and that it was not more likely than not that the Company would be required to sell a security in an unrealized loss position at June 30, 2009 before recovery. As a result, the $101.4 million in unrealized losses were recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets at June 30, 2009.

NOTE 6. FAIR VALUE MEASUREMENTS

On July 1, 2008, the Company adopted SFAS No. 157 for assets and liabilities recognized or disclosed at fair value on a recurring basis. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS No. 157 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS No. 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1 Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.

Level 2 Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Fair value is determined based upon significant inputs to the valuation model that are unobservable.

Available-for-sale securities included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Available-for-sale securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. To determine the fair value of our Level 2 investments, a variety of inputs are utilized, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, new issue data, and monthly payment information. Over 99% of our Level 2 investments are valued utilizing inputs obtained from a pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source. The Company has not adjusted the prices obtained from the independent pricing service. The Company has no available-for-sale securities included in Level 3.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy. In certain instances, the inputs used to measure fair value may meet the definition of more than one level of the fair value hierarchy. The significant input with the lowest level priority is used to determine the applicable level in the fair value hierarchy.

The following table presents the Company's assets measured at fair value on a recurring basis at June 30, 2009. Included in the table are available-for-sale securities within corporate investments of $123.2 million and funds held for clients of $14,607.0 million. Refer to Note 5 for additional disclosure in relation to corporate investments and funds held for clients.

	Level 1	Level 2	Level 3	Total
U.S Treasury and direct obligations of U.S. government agencies	$ --	$ 5,539.9	$--	$ 5,539.9
Corporate bonds	--	4,748.2	--	4,748.2
Asset-backed securities	--	1,521.7	--	1,521.7
Canadian government obligations and Canadian government agency obligations	--	970.5	--	970.5
Other securities	7.5	1,942.4	--	1,949.9
Total available-for-sale securities	$7.5	$14,722.7	$--	$14,730.2

NOTE 7. RECEIVABLES

The Company's receivables include notes receivable for the financing of the sale of computer systems, most of which are due from automotive, heavy truck and powersports dealers. These notes receivable are reflected on the Consolidated Balance Sheets as follows:

June 30,	2009		2008	
	Current	Long-term	Current	Long-term
Receivables	$136.8	$193.4	$177.7	$259.7
Less:				
Allowance for doubtful accounts	(9.9)	(18.0)	(4.5)	(7.9)
Unearned income	(13.3)	(12.8)	(18.1)	(17.8)
	$113.6	$162.6	$155.1	$234.0

Long-term receivables at June 30, 2009 mature as follows:

2011	$ 91.9
2012	54.8
2013	33.9
2014	12.4
2015	0.4
	$193.4

Accounts receivable is recorded based upon the gross amount the Company expects to receive from its clients, which is net of an allowance for doubtful accounts of $47.8 million and $38.4 million at June 30, 2009 and 2008, respectively. Long-term receivables represent our notes receivable that are recorded based upon the gross amount the Company expects to receive from its clients, which is net of an allowance for doubtful accounts of $18.0 million and $7.9 million at June 30, 2009 and 2008, respectively, and unearned income of $12.8 million and $17.8 million at June 30, 2009 and 2008, respectively, and represents the excess of the gross receivables over the sales price of the computer systems financed. The unearned income is amortized using the effective interest method. The carrying value of notes receivable approximates fair value.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2009 and 2008 are as follows:

June 30,	2009	2008
Property, plant and equipment:		
Land and buildings	$ 721.1	$ 714.3
Data processing equipment	771.3	747.3
Furniture, leaseholds and other	417.9	407.8
	1,910.3	1,869.4
Less: accumulated depreciation	(1,175.8)	(1,126.5)
Property, plant and equipment, net	$ 734.5	$ 742.9

NOTE 9. ASSETS HELD FOR SALE

During fiscal 2009, the Company reclassified assets related to three buildings as assets held for sale on the Consolidated Balance Sheets. Such assets were previously reported in property, plant and equipment, net on the Consolidated Balance Sheets. At June 30, 2009, the Company had $12.1 million classified as assets held for sale on the Consolidated Balance Sheets.

In fiscal 2009, the Company sold a building and realized a gain of $2.2 million in other income, net, on the Statements of Consolidated Earnings. In July 2009, the Company sold a building and expects to realize a gain of $1.5 million during the three months ended September 30, 2009. The Company currently expects to complete the sale of the remaining building during fiscal 2010.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2009 and 2008 are as follows:

	Employer Services	PEO Services	Dealer Services	Total
Balance as of June 30, 2007	$1,576.6	$4.8	$772.2	$2,353.6
Additions and other adjustments, net	(19.1)	--	25.5	6.4
Currency translation adjustments	58.2	--	8.5	66.7
Balance as of June 30, 2008	$1,615.7	$4.8	$806.2	$2,426.7
Additions and other adjustments, net	4.5	--	67.0	71.5
Currency translation adjustments	(53.2)	--	(69.5)	(122.7)
Balance as of June 30, 2009	$1,567.0	$4.8	$803.7	$2,375.5

In fiscal 2009, 2008 and 2007, the Company performed the required annual impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2009	2008
Intangibles:		
Software and software licenses	$ 1,085.2	$ 1,004.5
Customer contracts and lists	623.1	627.0
Other intangibles	197.3	197.2
	1,905.6	1,828.7
Less accumulated amortization:		
Software and software licenses	(858.5)	(805.4)
Customer contracts and lists	(328.6)	(293.5)
Other intangibles	(138.4)	(92.7)
	(1,325.5)	(1,191.6)
Intangible assets, net	$ 580.1	$ 637.1

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 7 years (3 years for software and software licenses, 10 years for customer contracts and lists, and 8 years for other intangibles). Amortization of intangible assets was $151.9 million, $152.0 million and $145.5 million for fiscal 2009, 2008 and 2007, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

2010	$157.7
2011	$116.1
2012	$ 83.7
2013	$ 49.9
2014	$ 37.4

NOTE 11. SHORT-TERM FINANCING

In June 2009, the Company entered into a $2.25 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced the Company's prior $2.25 billion 364-day facility. In addition, the Company has a $1.5 billion credit facility and a $2.25 billion credit facility that mature in June 2010 and June 2011, respectively. The credit facilities maturing in June 2010 and June 2011 are five-year facilities that contain accordion features under which the aggregate commitments can each be increased by $500.0 million, subject to the availability of additional commitments. The interest rate applicable to the committed borrowings is tied to LIBOR, the federal funds effective rate or the prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2009 under the credit agreements.

The Company's U.S. short-term funding requirements related to client funds are sometimes obtained through a short-term commercial paper program, which provides for the issuance of up to $6.0 billion in aggregate maturity value of commercial paper. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2009, the Company had $0.7 billion in commercial paper outstanding. Such amount was repaid on July 1, 2009. At June 30, 2008, there was no commercial paper outstanding. In fiscal 2009 and 2008, the Company's average borrowings were $1.9 billion and $1.4 billion, respectively, at a weighted average interest rate of 1.0% and 4.2%, respectively. The weighted average maturity of the Company's commercial paper in fiscal 2009 and 2008 was less than two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2009, there were no outstanding obligations under reverse repurchase agreements. At June 30, 2008, the Company had an $11.8 million obligation outstanding related to reverse repurchase agreements that matured on July 2, 2008 and was repaid. In fiscal 2009 and 2008, the Company had average outstanding balances under reverse repurchase agreements of $425.9 million and $360.4 million, respectively, at weighted average interest rates of 1.3% and 3.4%, respectively.

NOTE 12. DEBT

Components of long-term debt are as follows:

June 30,	2009	2008
Industrial revenue bonds (with variable interest rates from 1.6% to 2.4%)	$26.5	$34.1
Secured financing	19.0	20.7
Other	--	--
	45.5	54.8
Less: current portion	(2.8)	(2.7)
	$42.7	$52.1

During fiscal 2008, the Company entered into a secured financing agreement, whereby the Company borrowed $21.1 million from a third party in exchange for a security interest in a single client's unbilled accounts receivable, which is billable over a ten-year period. The Company will continue to collect amounts due from the client as they are billed. The security interest in the receivables retained by the third party is without recourse against the Company in the event that the client does not make the appropriate payments to the Company. As of June 30, 2009, the Company has recorded approximately $2.8 million within accrued expenses and other current liabilities and approximately $16.2 million within long-term debt on the Company's Consolidated Balance Sheets related to the secured financing arrangement.

The fair value of the industrial revenue bonds and other debt, included above, approximates carrying value.

Long-term debt repayments at June 30, 2009 are due as follows:

2011	$ 2.8
2012	10.5
2013	10.5
2014	2.8
2015	2.8
Thereafter	13.3
	$42.7

Cash payments relating to interest on long-term debt and the short-term financing arrangements described in Note 11 were approximately $40.1 million, $82.1 million, and $93.5 million in fiscal 2009, 2008 and 2007, respectively.

NOTE 13. FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

There were no derivative financial instruments outstanding at June 30, 2009, 2008 or 2007.

NOTE 14. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires the measurement of stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of grant. Stock-based compensation consists of the following:

- **Stock Options.** Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are issued under a grade vesting schedule. Options granted prior to July 1, 2008 generally vest ratably over five years and have a term of 10 years. Options granted after July 1, 2008 generally vest ratably over four years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

- **Employee Stock Purchase Plan.** Prior to January 1, 2009, the Company offered an employee stock purchase plan that allowed eligible employees to purchase shares of common stock at a price equal to 85% of the market value for the common stock at the date the purchase price for the offering is determined. Compensation expense related to an offering that has not been completed will continue to be recognized on a straight-line basis over the vesting period of 24 months that concludes on December 31, 2009.

- **Restricted Stock.**

    - **Time-Based Restricted Stock.** The Company has issued time-based restricted stock to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period in which the transfer restrictions exist, which is up to five years from the date of grant. The value of the Company's time-based restricted stock, based on market prices on the date of grant, is recognized as compensation expense over the restriction period on a straight-line basis.

- **Performance-Based Restricted Stock.** The performance-based restricted stock program contains a two-year performance period and a subsequent six-month service period. Under this program, the Company communicates "target awards" to employees at the beginning of a performance period and, as such, dividends are not paid in respect of the "target awards" during the performance period. After the two-year performance period, if the performance targets are achieved, associates are eligible to receive dividends on any shares awarded under the program. The performance target is based on EPS growth over the performance period with possible payouts ranging from 0% to 125% of the "target awards". SFAS No. 123R requires the measurement of stock-based compensation based upon the fair value of the award on the grant date. Compensation expense is recognized on a straight-line basis over the vesting term of approximately 30 months based upon the probable performance target that will be met.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan and restricted stock awards. Stock-based compensation expense of $96.0 million, $123.6 million and $130.5 million was recognized in earnings from continuing operations in fiscal 2009, 2008 and 2007, respectively, as well as related tax benefits on such stock compensation expense of $27.6 million, $37.0 million and $38.9 million, respectively.

Years ended June 30,	2009	2008	2007
Operating expenses	$20.6	$ 25.4	$ 23.3
Selling, general and administrative expenses	60.4	76.7	84.7
System development and programming costs	15.0	21.5	22.5
Total pretax stock-based compensation expense included in continuing operations	$96.0	$123.6	$130.5
Total pretax stock-based compensation expense included in discontinued operations	--	--	18.2
Total pretax stock-based compensation expense	$96.0	$123.6	$148.7

As of June 30, 2009, the total remaining unrecognized compensation cost related to non-vested stock options, the employee stock purchase plan and restricted stock awards amounted to $24.8 million, $7.7 million and $39.2 million, respectively, which will be amortized over the weighted average periods of 1.7 years, 0.5 years and 2.3 years, respectively.

In fiscal 2009, the following activity occurred under our existing plans:

Stock Options:

	Number of Options (in thousands)			Weighted Average Price (in dollars)		
Years ended June 30,	2009	2008	2007	2009	2008	2007
Options outstanding, beginning of year	49,127	53,786	73,189	$41	$40	$49
Options granted	1,390	2,047	3,449	$39	$41	$43
Options exercised	(2,502)	(5,068)	(11,740)	$36	$34	$34
Options canceled (a)	(2,695)	(1,638)	(11,112)	$41	$43	$41
Options outstanding, end of year	45,320	49,127	53,786	$41	$41	$40
Options exercisable, end of year	37,318	36,653	35,529	$41	$41	$40
Shares available for future grants, end of year	24,104	22,799	23,208			
Shares reserved for issuance under stock option plans, end of year	69,424	71,926	76,994			

(a) Options cancelled for the year ended June 30, 2007 includes 7.8 million options held by Brokerage Services Group business employees that were canceled or forfeited on March 30, 2007.

Performance-Based Restricted Stock:

	Number of Shares (in thousands)		
Years ended June 30,	2009	2008	2007
Shares outstanding, beginning of year	2,928	1,711	238
Shares granted	1,850	1,487	2,021
Shares vested	(1,988)	(122)	(79)
Shares forfeited (a)	(158)	(148)	(469)
Shares outstanding, end of year	2,632	2,928	1,711

(a) Shares forfeited for the year ended June 30, 2007 includes 431,200 shares held by Brokerage Services Group business employees that were forfeited on March 30, 2007.

The aggregate intrinsic value of stock options both outstanding and exercisable as of June 30, 2009 was $14.7 million and the aggregate intrinsic value for stock options exercised in fiscal 2009 was $19.7 million.

Summarized information about stock options outstanding as of June 30, 2009 is as follows:

	Outstanding			Exercisable		
Exercise Price Range	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)
Under $15	--	--	$ --	--	--	$ --
$15 to $25	1	0.4	$21	1	0.4	$21
$25 to $35	3,674	3.6	$31	3,630	3.6	$31
$35 to $45	33,065	5.0	$40	25,638	4.3	$40
$45 to $55	8,580	2.1	$50	8,049	1.7	$50
	45,320	4.3	$41	37,318	3.7	$41

In fiscal 2009, the Company issued 1.5 million shares in connection with the employee stock purchase plan offering that vested on December 31, 2008. The Company expects to issue approximately 1.8 million shares for the employee stock purchase plan offering that vests on December 31, 2009. In addition, in fiscal 2009, the Company issued 2.2 million shares of restricted stock.

The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grant is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant with the following assumptions:

Years ended June 30,	2009	2008	2007
Risk-free interest rate	1.8% - 3.1%	2.8% - 4.6%	4.6% - 5.0%
Dividend yield	2.6% - 3.5%	1.7% - 2.7%	1.6% - 1.7%
Weighted average volatility factor	25.3% - 31.3%	22.8% - 25.6%	18.4% - 24.7%
Weighted average expected life (in years)	5.0	5.0	4.9 - 5.6
Weighted average fair value (in dollars):			
Stock options	$ 7.54	$ 8.31	$ 10.77
Stock purchase plan	$ --	$ 11.99	$ 11.24
Performance-based restricted stock	$ 39.04	$ 44.61	$ 40.99

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate. Employees are fully vested on completion of three years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). This statement requires a company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in accumulated other comprehensive income (loss). The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the Company as of the end of fiscal 2007 and the Company adopted SFAS No. 158 at that time. The adoption of SFAS No. 158 resulted in a $63.1 million reduction, net of income taxes, in stockholders' equity.

The Company's pension plans funded status as of June 30, 2009 and 2008 is as follows:

June 30,	2009	2008
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 952.2	$ 976.2
Actual return on plan assets	(144.3)	(49.9)
Employer contributions	6.3	55.6
Benefits paid	(27.2)	(29.7)
Fair value of plan assets at end of year	$ 787.0	$ 952.2
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 842.8	$ 830.3
Service cost	46.2	46.1
Interest cost	56.7	50.7
Actuarial and other gains	(23.6)	(54.6)
Benefits paid	(27.2)	(29.7)
Projected benefit obligation at end of year	$ 894.9	$ 842.8
Funded status - plan assets less benefit obligations	$(107.9)	$ 109.4

The impact of the adoption of SFAS No. 158 resulted in a reduction to stockholders' equity of $63.1 million, which consists of the following adjustments to the Consolidated Balance Sheet as of June 30, 2007:

Current assets	$ 1.6
Noncurrent assets	(51.3)
Current liabilities	(2.8)
Noncurrent liabilities	(10.6)
Impact to stockholders' equity	$(63.1)

After the adoption of SFAS No. 158, the amounts recognized on the Consolidated Balance Sheets as of June 30, 2009 and 2008 consisted of:

June 30,	2009	2008
Noncurrent assets	$ 1.0	$ 180.6
Current liabilities	(4.4)	(3.6)
Noncurrent liabilities	(104.5)	(67.6)
Net amount recognized	$(107.9)	$ 109.4

As a result of the adoption of SFAS No. 158, the $63.1 million that is recognized in accumulated other comprehensive income (loss) consists of:

Year ended June 30,	2007
Net actuarial and other loss, net of tax	$(61.6)
Prior service cost, net of tax	(0.5)
Transition obligation, net of tax	(1.0)
	$(63.1)

The accumulated benefit obligation for all defined benefit pension plans was $887.4 million and $831.9 million at June 30, 2009 and 2008, respectively.

The Company's pension plans with accumulated benefit obligations in excess of plan assets as of June 30, 2009 and 2008 had the following projected benefit obligation, accumulated benefit obligation and fair value of plan assets:

June 30,	2009	2008
Projected benefit obligation	$870.8	$ 110.3
Accumulated benefit obligation	$865.7	$ 103.4
Fair value of plan assets	$762.0	$ 39.1

The components of net pension expense were as follows:

Years ended June 30,	2009	2008	2007
Service cost - benefits earned during the period	$ 46.2	$ 46.1	$ 42.2
Interest cost on projected benefits	56.7	50.7	49.0
Expected return on plan assets	(70.3)	(67.2)	(62.0)
Net amortization and deferral	1.2	10.4	14.6
	$ 33.8	$ 40.0	$ 43.8

Net pension expense for fiscal 2007 includes $3.5 million reported within earnings from discontinued operations on the Statements of Consolidated Earnings.

The net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that are included in accumulated other comprehensive income (loss) and that have not yet been recognized as components of net periodic benefit cost are $330.5 million, $1.2 million and $8.0 million, respectively, at June 30, 2009. The estimated net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $3.9 million, $0.2 million and $0.3 million, respectively, at June 30, 2009.

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2009	2008
Discount rate	6.80%	6.95%
Increase in compensation levels	5.50%	5.50%

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2009	2008	2007
Discount rate	6.95%	6.25%	6.25%
Expected long-term rate of return on assets	7.25%	7.25%	7.25%
Increase in compensation levels	5.50%	5.50%	5.50%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The long-term expected rate of return on assets assumption is 7.25%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2009 and 2008 by asset category were as follows:

	2009	2008
United States Fixed Income Securities	37%	42%
United States Equity Securities	47%	41%
International Equity Securities	16%	17%
Total	100%	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities, including large capitalization and small capitalization U.S. equities, international equities, and U.S. fixed income securities and cash.

The target asset allocation ranges are as follows:

United States Fixed Income Securities	35 – 45%
United States Equity Securities	37 – 50%
International Equity Securities	12 – 20%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Contributions

On July 10, 2009, the Company contributed $100.0 million to the pension plans. In addition to the July 10, 2009 contribution, the Company expects to contribute approximately $10 million to the pension plans during fiscal 2010.

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2010 to 2014 are $48.3 million, $49.3 million, $53.7 million, $61.6 million and $68.2 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2015 to 2019 are $479.0 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2009 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $52.1 million, $49.0 million, and $47.5 million for calendar years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 15. INCOME TAXES

Earnings (loss) from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2009	2008	2007
Earnings (loss) from continuing operations before income taxes:			
United States	$1,908.6	$1,618.6	$1,457.4
Foreign	(3.9)	193.4	166.1
	$1,904.7	$1,812.0	$1,623.5

The provision (benefit) for income taxes consists of the following components:

Years ended June 30,	2009	2008	2007
Current:			
Federal	$ 708.9	$632.3	$482.0
Foreign	(119.7)	79.2	70.3
State	35.2	31.5	34.9
Total current	624.4	743.0	587.2
Deferred:			
Federal	(63.3)	(75.7)	18.4
Foreign	26.2	(10.8)	(7.9)
State	(10.8)	(6.2)	4.6
Total deferred	(47.9)	(92.7)	15.1
Total provision for income taxes	$ 576.5	$650.3	$602.3

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2009	%	2008	%	2007	%
Provision for taxes at U.S. statutory rate	$ 666.6	35.0	$634.2	35.0	$568.2	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax	37.8	2.0	28.8	1.6	25.7	1.6
Non-deductible stock-based compensation expense	5.5	0.3	5.5	0.3	9.7	0.6
Tax on repatriated earnings	43.0	2.2	--	--	34.4	2.1
Utilization of foreign tax credits	(46.6)	(2.4)	--	--	(26.5)	(1.6)
Tax settlements	(120.0)	(6.3)	(12.4)	(0.7)	--	--
Other	(9.8)	(0.5)	(5.8)	(0.3)	(9.2)	(0.6)
	$ 576.5	30.3	$650.3	35.9	$602.3	37.1

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2009	2008
Deferred tax assets:		
Accrued expenses not currently deductible	$270.6	$190.1
Stock-based compensation expense	123.1	99.7
Accrued retirement benefits	41.7	--
Net operating losses	53.0	84.8
Other	6.1	25.7
	494.5	400.3
Less: valuation allowances	(51.7)	(44.4)
Deferred tax assets, net	$442.8	$355.9
Deferred tax liabilities:		
Prepaid retirement benefits	$ --	$ 44.1
Deferred revenue	103.4	86.3
Fixed and intangible assets	186.1	141.0
Prepaid expenses	40.2	27.4
Unrealized investment gains, net	154.6	46.2
Tax on unrepatriated earnings	30.4	42.1
Other	4.1	9.3
Deferred tax liabilities	$518.8	$396.4
Net deferred tax liabilities	$ 76.0	$ 40.5

There are $157.4 million and $92.3 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2009 and 2008, respectively. There are $44.1 million and $44.8 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2009 and 2008, respectively. There are $23.0 million and $7.6 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2009 and 2008, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $793.0 million as of June 30, 2009, as the Company considers such earnings to be permanently reinvested outside of the United States. The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income and withholding tax that might be payable.

The Company has estimated foreign net operating loss carry-forwards of approximately $96.1 million as of June 30, 2009, of which $35.2 million expires in 2011 through 2023 and $60.9 million has an indefinite utilization period. In addition, the Company has estimated Federal net operating loss carry-forwards of acquired companies of approximately $35.6 million as of June 30, 2009, which expire in 2010 through 2027. There is an annual limitation pursuant to Internal Revenue Code section 382 on the utilization of the Federal net operating loss carry-forwards of approximately $17.4 million per year. The Company has estimated state net operating loss carry-forwards of approximately $235.6 million as of June 30, 2009, which expire in 2010 through 2028.

The Company has recorded valuation allowances of $51.7 million and $44.4 million at June 30, 2009 and 2008, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $2.9 million and $4.7 million at June 30, 2009 and 2008, respectively, relate to net deferred tax assets which were recorded in purchase accounting. Any recognition of net deferred tax assets in future years will be a reduction to goodwill until the adoption of SFAS No. 141R. Subsequent to the adoption of SFAS No. 141R, any such adjustments in future years will be recorded to our provision for income taxes on the Statements of Consolidated Earnings.

Income tax payments were approximately $719.1 million, $755.7 million, and $718.2 million for fiscal 2009, 2008 and 2007, respectively.

As of June 30, 2009 and 2008, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $92.8 million and $404.2 million, respectively. The amount that, if recognized, would impact the effective tax rate is $42.0 million and $171.2 million, respectively. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Unrecognized tax benefits at July 1, 2007	$350.2
Additions for tax positions of the fiscal year ended June 30, 2008	23.6
Reductions for tax positions of the fiscal year ended June 30, 2008	--
Additions for tax positions of periods prior to the fiscal year ended June 30, 2008	43.2
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2008	(11.5)
Settlements with tax authorities	(1.1)
Expiration of the statute of limitations	(4.0)
Impact of foreign exchange rate fluctuations	3.8
Unrecognized tax benefits at June 30, 2008	$404.2
Unrecognized tax benefits at July 1, 2008	$ 404.2
Additions for tax positions of the fiscal year ended June 30, 2009	19.0
Reductions for tax positions of the fiscal year ended June 30, 2009	(6.4)
Additions for tax positions of periods prior to the fiscal year ended June 30, 2009	111.4
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2009	(207.7)
Settlements with tax authorities	(216.9)
Expiration of the statute of limitations	(3.5)
Impact of foreign exchange rate fluctuations	(7.3)
Unrecognized tax benefits at June 30, 2009	$ 92.8

Subsequent to the adoption of FIN 48 on July 1, 2007, interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. Prior to the adoption of FIN 48 on July 1, 2007, interest expense was recorded in selling, general and administrative expenses. During the fiscal years ended June 30, 2009, 2008 and 2007, the Company recorded interest expense of $15.5 million, $18.4 million and $11.5 million, respectively. At June 30, 2009, the Company had accrued interest of $29.4 million recorded on the

Consolidated Balance Sheets, all of which was recorded within other liabilities. At June 30, 2008, the Company had accrued interest of $117.6 million recorded on the Consolidated Balance Sheets, of which $53.5 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At June 30, 2009, the Company had accrued penalties of $0.5 million recorded on the Consolidated Balance Sheets, all of which was recorded within other liabilities. At June 30, 2008, the Company had accrued penalties of $26.9 million, of which $23.8 million was recorded within income taxes payable, and the remainder was recorded within other liabilities on the Consolidated Balance Sheets.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations, such as California, Illinois, Minnesota and New Jersey. The tax years currently under examination vary by jurisdiction. Such examinations currently in progress are as follows:

Taxing Jurisdiction	Fiscal Years under Examination
U.S. (IRS)	2007 - 2009
California	2004 - 2005
Illinois	2004 - 2005
Minnesota	1998 - 2004
New Jersey	2002 - 2006
France	2006 - 2008

Additionally, Canada has commenced a joint audit with the Province of Ontario for the fiscal years ended June 30, 2005 through June 30, 2007 in the fiscal year ending June 30, 2009 and the Province of Alberta is examining the 2007 tax return.

In June 2009, the Company reached an agreement with the IRS regarding all outstanding tax audit issues with the IRS in dispute for the tax years 1998 through 2006. As a result of the agreement, the Company expects to receive $264.2 million in refunds from the IRS and other tax jurisdictions and expects to pay $211.7 million to the IRS and other tax jurisdictions. Consequently, the agreement with the IRS will result in net cash receipts from the IRS and other tax jurisdictions of approximately $52.5 million during fiscal 2010. The Company had previously recorded a liability for unrecognized tax benefits of $317.6 million. During fiscal 2009, the Company recorded a benefit to the provision for income taxes of $99.7 million. The foreign loss from continuing operations before income taxes of $3.9 million for the fiscal year ended June 30, 2009 includes a cumulative adjustment between domestic and foreign earnings as a result of the IRS audit settlement described above and a related agreement with a foreign tax authority. The foreign benefit for income taxes of $119.7 million for the fiscal year ended June 30, 2009 reflects the corresponding income tax benefit due to the cumulative adjustment.

In April 2009, the Company settled a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $14.2 million and a related deferred tax asset of $5.1 million. Accordingly, the Company recorded a reduction in the provision for income taxes of $9.2 million during the fourth quarter of fiscal 2009 related to the reversal of the liability for unrecognized tax benefits and the related deferred tax asset. In addition, the Company received a tax credit of $11.1 million related to the same matter, which further reduced the provision for income taxes during the fourth quarter of fiscal 2009.

During the fiscal year ended June 30, 2008, the Company recorded a reduction in the provision for income taxes of $12.4 million, which was primarily related to the settlement of a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $7.9 million and a related deferred tax asset of $2.9 million.

The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

If certain pending tax matters settle within the next twelve months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to various jurisdictions and tax periods could increase earnings up to $20.5 million in the next twelve months. We do not expect any cash payments related to unrecognized tax benefits in the next twelve months. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company acquired a business in May 1999 in a stock for stock transaction that was accounted for by the Company as a pooling of interests under Accounting Principles Board Opinion No. 16 "Business Combinations." During fiscal 2008, the Company recorded a tax-basis adjustment to capital in excess of par value on the Statements of Consolidated Stockholders' Equity.

NOTE 16. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $293.8 million, $247.4 million, and $281.0 million in fiscal 2009, 2008 and 2007, respectively, with minimum commitments at June 30, 2009 as follows:

Years ending June 30,	
2010	$246.1
2011	207.4
2012	178.9
2013	102.1
2014	46.5
Thereafter	39.7
	$820.7

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2009, the Company has purchase commitments of approximately $274.1 million relating to software and equipment purchases and maintenance contracts, of which $124.8 million relates to fiscal 2010, $72.7 million relates to fiscal 2011 and the remaining $76.7 million relates to fiscal 2012 through fiscal 2014.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive income (loss) was $(120.2) million, $309.6 million, and $156.0 million in fiscal 2009, 2008 and 2007, respectively. The accumulated balances reported in accumulated other comprehensive income on the Consolidated Balance Sheets for each component of other comprehensive income (loss) are as follows:

June 30,	2009	2008	2007
Currency translation adjustments	$ 92.5	$284.6	$ 156.7
Unrealized gain (loss) on available-for-sale securities, net of tax	282.4	91.3	(118.4)
Pension liability adjustment, net of tax	(218.9)	(99.7)	(71.7)
Accumulated other comprehensive income (loss)	$ 156.0	$276.2	$ (33.4)

NOTE 18. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic characteristics and operational characteristics, the Company's strategic business units have been aggregated into the following three reportable segments: Employer Services, PEO Services and Dealer Services. The primary components of the "Other" segment are miscellaneous processing services, such as customer financing transactions, non-recurring gains and losses and certain expenses that have not been charged to the reportable segments, such as stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2008 and 2007 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2009 budgeted foreign exchange rates. In addition, there is a reconciling item for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are reconciling items to our reportable segments' revenues and/or earnings from continuing operations before income taxes and results in the elimination of these adjustments/charges in consolidation. Reportable segments' assets include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

					Reconciling Items			
	Employer Services	PEO Services	Dealer Services	Other	Foreign Exchange	Client Fund Interest	Cost of Capital Charge	Total
Year ended June 30, 2009								
Revenues from continuing operations	$ 6,587.7	$ 1,185.8	$ 1,348.6	$ 19.5	$ (208.2)	$ (66.3)	$ --	$ 8,867.1
Earnings from continuing operations before income taxes	1,775.4	118.7	224.1	(239.6)	(19.2)	(66.3)	111.6	1,904.7
Assets from continuing operations	18,318.2	104.0	591.4	6,338.1	--	--	--	25,351.7
Capital expenditures for continuing operations	47.4	0.2	27.1	93.0	--	--	--	167.7
Depreciation and amortization	213.9	1.3	82.5	122.0	--	--	(111.6)	308.1(a)
Year ended June 30, 2008								
Revenues from continuing operations	$ 6,362.4	$ 1,060.5	$ 1,391.4	$ 5.1	$ (27.8)	$ (15.1)	$ --	$ 8,776.5
Earnings from continuing operations before income taxes	1,615.4	104.8	233.8	(245.2)	4.1	(15.1)	114.2	1,812.0
Assets from continuing operations	18,197.8	45.3	658.2	4,833.1	--	--	--	23,734.4
Capital expenditures for continuing operations	87.4	1.0	38.1	59.9	--	--	--	186.4
Depreciation and amortization	251.0	1.5	86.8	94.0	--	--	(114.2)	319.1(a)
Year ended June 30, 2007								
Revenues from continuing operations	$ 5,816.3	$ 884.8	$ 1,280.6	$ (1.4)	$ (177.3)	$ (3.0)	$ --	$ 7,800.0
Earnings from continuing operations before income taxes	1,417.7	80.4	207.2	(180.9)	(18.5)	(3.0)	120.6	1,623.5
Assets from continuing operations	20,406.4	115.5	619.4	5,449.9	--	--	--	26,591.2
Capital expenditures for continuing operations	79.0	1.6	36.1	53.0	--	--	--	169.7
Depreciation and amortization	246.7	1.6	81.7	79.4	--	--	(120.6)	288.8(a)

(a) Includes $70.3 million, $80.6 million and $79.9 million for the years ended June 30, 2009, 208 and 2007, respectively, of depreciation and amortization that does not relate to our services and products.

Revenues and assets from continuing operations by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2009					
Revenues from continuing operations	$ 7,222.8	$ 1,076.5	$ 343.4	$224.4	$ 8,867.1
Assets from continuing operations	$21,577.8	$1,621.8	$1,851.8	$300.3	$25,351.7
Year ended June 30, 2008					
Revenues from continuing operations	$ 7,072.7	$ 1,119.9	$ 388.7	$195.2	$ 8,776.5
Assets from continuing operations	$19,813.4	$1,951.3	$1,668.7	$301.0	$23,734.4
Year ended June 30, 2007					
Revenues from continuing operations	$ 6,422.0	$ 919.6	$ 323.0	$135.4	$ 7,800.0
Assets from continuing operations	$22,591.8	$1,815.5	$1,963.9	$220.0	$26,591.2

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of our continuing operations for the two fiscal years ended June 30, 2009 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2009				
Revenues	$2,181.5	$2,203.3	$2,374.7	$2,107.7
Costs of revenues	$1,236.7	$1,187.5	$1,218.6	$1,196.6
Gross profit	$ 944.8	$1,015.8	$1,156.1	$ 911.1
Net earnings from continuing operations	$ 278.0	$ 300.4	$ 402.5	$ 347.4
Basic earnings per share from continuing operations	$ 0.55	$ 0.60	$ 0.80	$ 0.69
Diluted earnings per share from continuing operations	$ 0.54	$ 0.59	$ 0.80	$ 0.69
Year ended June 30, 2008				
Revenues	$1,992.0	$2,150.1	$2,427.2	$2,207.1
Costs of revenues	$1,092.1	$1,168.2	$1,224.4	$1,195.5
Gross profit	$ 899.9	$ 981.9	$1,202.8	$1,011.6
Net earnings from continuing operations	$ 240.4	$ 291.6	$ 403.6	$ 226.0
Basic earnings per share from continuing operations	$ 0.45	$ 0.56	$ 0.78	$ 0.44
Diluted earnings per share from continuing operations	$ 0.45	$ 0.55	$ 0.77	$ 0.43

NOTE 20. SUBSEQUENT EVENT (UNAUDITED)

The Company has evaluated subsequent events through August 28, 2009, which is the date the Company filed its Annual Report on Form 10-K for fiscal 2009 with the Securities and Exchange Commission. With the exception of those listed in Notes 9, 11, 14 and below, there are no further subsequent events for disclosure.

On July 1, 2009, a Canadian subsidiary of the Company entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a U.S. Dollar denominated short term intercompany amount payable by the Canadian subsidiary to a U.S. subsidiary of the Company. Such amount payable arose as part of the IRS audit settlement and a related agreement with a foreign tax authority, as described in Note 15. The foreign exchange forward contract obligates the Canadian subsidiary to buy $178.6 million U.S. Dollars at a rate of 1.15 Canadian Dollars to each U.S. Dollar on December 1, 2009.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934. This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears on page 82 of this Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2009 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2009 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2009.

Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of ADP included in this Annual Report on Form 10-K, has issued an attestation report on the operating effectiveness of ADP's internal control over financial reporting. The Deloitte & Touche LLP attestation report is set forth below.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Roseland, New Jersey
August 28, 2009

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended June 30, 2009 of the Company and our report dated August 28, 2009, expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109," effective July 1, 2007, and the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158. "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88. 106, and 132(R)," effective June 30, 2007.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 28, 2009

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers

The executive officers of the Company, their ages, positions and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
Steven J. Anenen	56	*President, Dealer Services*	1975
James B. Benson	64	*Vice President, General Counsel and Secretary*	1977
Gary C. Butler	62	*President and Chief Executive Officer*	1975
Benito Cachinero	51	*Vice President, Human Resources*	2007
Michael L. Capone	43	*Vice President and Chief Information Officer*	1988
Raymond L. Colotti	63	*Vice President and Treasurer*	1995
Edward B. Flynn, III	49	*Vice President, Employer Services–Sales*	1988
Campbell B. Langdon	48	*President, Employer Services–Major Accounts Division*	2000
Regina R. Lee	52	*President, Employer Services–National Accounts Division and Employer Services–International*	1982
Anish Rajparia	38	*President, Employer Services—International*	2002
Christopher R. Reidy	52	*Chief Financial Officer*	2006
Carlos Rodriguez	45	*President, Employer Services–Small Business Services Division*	1999
Alan Sheiness	51	*Corporate Controller and Principal Accounting Officer*	1984
Jan Siegmund	45	*President, Added Value Services and Chief Strategy Officer*	1999

Messrs. Benson, Butler and Colotti have each been employed by ADP in senior executive positions for more than the past five years.

Steven J. Anenen joined ADP in 1975. Prior to his promotion to President, Dealer Services in 2004, he served as Senior Vice President, Dealer Services from 1998 to 2004.

Benito Cachinero joined ADP in 2007 as Vice President, Human Resources. Prior to joining ADP, he was Vice President, Human Resources for the Medical Devices & Diagnostics Group of Johnson & Johnson from 2004 to 2007, and Worldwide Vice President, Human Resources for Ethicon, a Johnson & Johnson company, from 2001 to 2004.

Michael L. Capone joined ADP in 1988. Prior to his promotion to Vice President and Chief Information Officer in 2008, he served as Senior Vice President and General Manager of GlobalView from 2005 to 2008, and as Vice President, Corporate Information Systems from 1999 to 2005.

Edward B. Flynn, III joined ADP in 1988. Prior to his promotion to Vice President, Employer Services–Sales in 2009, he served as President, Employer Services – International from 2008 to 2009, as Senior Vice President of Sales for Employer Services, International, from 2004 to 2008, and as Senior Vice President of Sales, Small Business Services, Employer Services from 1988 to 2004.

Campbell B. Langdon joined ADP in 2000. Prior to his promotion to President – Major Account Services Division in 2007, he served as President, Tax, Retirement and Pre-Employment Services from 2003 to 2007.

Regina R. Lee joined ADP in 1982. Prior to her promotion to President, Employer Services – National Account Services and Employer Services – International in 2008, she served as President, National Account Services, Employer Services from 2005 to 2008, as President, Small Business Services, Employer Services from 2004 to 2005, and as Senior Vice President, Service, Small Business Services, Employer Services from 2001 to 2004.

Anish Rajparia joined ADP in 2002. Prior to his promotion to President, Employer Services – International in 2009, he served as President, Employer Services – Europe from 2006 to 2009, as General Manager, Retirement Services, from 2004 to 2006, and as Senior Vice President, Group Marketing and Strategy, Employer Services from 2002 to 2004.

Christopher R. Reidy joined ADP in 2006 as Vice President and Chief Financial Officer. Prior to joining ADP, he was Vice President, Controller and Chief Accounting Officer of the AT&T Corporation from 2003 to 2006.

Carlos Rodriguez joined ADP in 1999. Prior to his promotion in 2007 to President, Small Business Services, Employer Services, he served as President of TotalSource, Employer Services from 2000 to 2007.

Alan Sheiness joined ADP in 1984. Prior to his promotion to Corporate Controller and Principal Accounting Officer, he served as President, Small Business Services, Employer Services, from 2006 to 2007, as Chief Financial Officer, Employer Services, from 2004 to 2005, and as General Manager of Tax, Retirement and Pre-Employment Services, Employer Services, from 2003 to 2004.

Jan Siegmund joined ADP in 1999. Prior to his promotion to President, Added Value Services and Chief Strategy Officer in 2009, he served as President, Added Value Services from 2007 to 2009, as Vice President, Strategic Development from 2004 to 2007, and as Senior Vice President of Strategic Development, Brokerage Services from 2000 to 2004.

Each of ADP's executive officers is elected for a term of one year and until their successors are chosen and qualified or until their death, resignation or removal.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

See "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Ethics" in the "About ADP" section. Any amendment to or waivers from the code of ethics will be disclosed on our website within four business days following the date of the amendment or waiver.

Audit Committee

See "Audit Committee Report" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Compensation of Executive Officers" and "Election of Directors – Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Election of Directors – Security Ownership of Certain Beneficial Owners and Managers" and "Election of Directors – Equity Compensation Plan Information" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors – Corporate Governance" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules**

1. **Financial Statements**

The following report and consolidated financial statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Statements of Consolidated Earnings - years ended June 30, 2009, 2008 and 2007

Consolidated Balance Sheets - June 30, 2009 and 2008

Statements of Consolidated Stockholders' Equity - years ended June 30, 2009, 2008 and 2007

Statements of Consolidated Cash Flows - years ended June 30, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	91

All other Schedules have been omitted because they are inapplicable or are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) **Exhibits**

The following exhibits are filed with this Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1	-	Amended and Restated Certificate of Incorporation dated November 11, 1998 - incorporated by reference to Exhibit 3.1 to Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999
3.2	-	Amended and Restated By-laws of the Company - incorporated by reference to Exhibit 3.2 to Company's Current Report on Form 8-K, dated November 13, 2007
10.1	-	Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC - incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K, dated March 21, 2007
10.2	-	Letter Agreement dated as of June 28, 2006 between Automatic Data Processing, Inc. and Gary C. Butler - incorporated by reference to Exhibit 10.2 to Company's Current Report on Form 8-K, dated June 28, 2006 (Management Contract)

10.3	-	Key Employees' Restricted Stock Plan - incorporated by reference to Company's Registration Statement No. 33-25290 on Form S-8 (Management Compensatory Plan)
10.4	-	Amended and Restated Supplemental Officers Retirement Plan – incorporated by reference to Exhibit 10.4 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (Management Compensatory Plan)
10.5	-	1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#7 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)
10.6	-	Amendment to 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10.6(a) to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)
10.7	-	1994 Directors' Pension Arrangement - incorporated by reference to Exhibit 10(iii)(A)-#10 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (Management Compensatory Plan)
10.8	-	2000 Stock Option Plan - incorporated by reference to Exhibit 10.8 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (Management Compensatory Plan)
10.9	-	Amended and Restated Executive Incentive Compensation Plan - incorporated by reference to Exhibit 10.9 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (Management Compensatory Plan)
10.9(a)	-	Form of Performance-Based Restricted Stock Award Agreement under the Amended and Restated Executive Incentive Compensation Plan - incorporated by reference to Exhibit 10.9(a) to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (Management Compensatory Plan)
10.10	-	Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Company's Current Report on Form 8-K, dated June 16, 2006 (Management Compensatory Plan)
10.11	-	Amended and Restated Employees' Saving-Stock Option Plan - incorporated by reference to Exhibit 10.11 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Management Compensatory Plan)
10.12	-	2003 Director Stock Plan - incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-147377 on Form S-8 filed with the Commission on November 14, 2007 (Management Compensatory Plan)
10.13	-	Amended and Restated Employees' Savings-Stock Purchase Plan (Management Compensatory Plan)
10.14	-	364-Day Credit Agreement, dated as of June 24, 2009, among Automatic Data Processing, Inc., the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, Wells Fargo Bank, N.A. as Senior Documentation Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank AG New York Branch and Intesa SanPaolo S.p.A, as Documentation Agents - incorporated by reference to Exhibit 10.14 to Company's Current Report on Form 8-K, dated June 24, 2009

10.15 - Five-Year Credit Agreement, dated as of June 28, 2006, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank AG New York Branch and Wachovia Bank National Association, as Documentation Agents - incorporated by reference to Exhibit 10.15 to Company's Current Report on Form 8-K, dated June 30, 2006

10.16 - Five-Year Credit Agreement, dated as of June 29, 2005, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank Securities Inc. and Wachovia Bank, National Association, as Documentation Agents - incorporated by reference to Exhibit 10.16 to Company's Current Report on Form 8-K, dated June 29, 2005

10.17 - 2000 Stock Option Grant Agreement (Form for Employees) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.1 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.18 - 2000 Stock Option Grant Agreement (Form for French Associates) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.2 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.19 - 2000 Stock Option Grant Agreement (Form for Non-Employee Directors) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.3 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.20 - Directors Compensation Summary Sheet – incorporated by reference to Exhibit 10.20 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (Management Compensatory Plan)

10.21 - Letter Agreement, dated as of March 23, 2007, between Automatic Data Processing, Inc. and Benito Cachinero (Management Contract)

10.22 - Letter Agreement, dated as of August 1, 2006, between Automatic Data Processing, Inc. and Christopher R. Reidy – incorporated by reference to Exhibit 10.22 to Company's Current Report on Form 8-K, dated August 2, 2006 (Management Contract)

10.23 - Termination Agreement and Release by and between S. Michael Martone and Automatic Data Processing, Inc. dated November 24, 2008 – incorporated by reference to Exhibit 10.27 to Company's Current Report on Form 8-K, dated November 24, 2008 (Management Contract)

10.24 - 2000 Stock Option Grant Agreement (Form for Employees) for use beginning August 14, 2008 – incorporated by reference to Exhibit 10.25 to Company's Current Report on Form 8-K, dated August 13, 2008 (Management Compensatory Plan)

10.25	-	2008 Omnibus Award Plan - incorporated by reference to Appendix A to the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders filed with the Commission on September 26, 2008 (Management Compensatory Plan)
10.26	-	Form of Restricted Stock Award Agreement under the 2008 Omnibus Award Plan – incorporated by reference to Exhibit 10.31 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.27	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non-Employee Directors) used on November 11, 2008 – incorporated by reference to Exhibit 10.27 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.28	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Non-Employee Directors) for grants after November 11, 2008 – incorporated by reference to Exhibit 10.28 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.29	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for Employees) – incorporated by reference to Exhibit 10.29 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
10.30	-	Form of Stock Option Grant Agreement under the 2008 Omnibus Award Plan (Form for French Employees) – incorporated by reference to Exhibit 10.30 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (Management Compensatory Plan)
21	-	Subsidiaries of the Company
23	-	Consent of Independent Registered Public Accounting Firm
31.1	-	Certification by Gary C. Butler pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	-	Certification by Christopher R. Reidy pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	-	Certification by Gary C. Butler pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	-	Certification by Christopher R. Reidy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

AUTOMATIC DATA PROCESSING, INC.

AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2009:					
Allowance for doubtful accounts:					
Current	$38,407	$48,232	$ --	$ (38,808)(A)	$47,831
Long-term	$ 7,938	$17,949	$ --	$ (7,853)(A)	$18,034
Deferred tax valuation allowance	$44,430	$21,243	$ (4,563)(B)	$ (9,420)	$51,690
Year ended June 30, 2008:					
Allowance for doubtful accounts:					
Current	$30,802	$27,693	$ --	$ (20,088)(A)	$38,407
Long-term	$ 8,297	$ 2,062	$ --	$ (2,421)(A)	$ 7,938
Deferred tax valuation allowance	$31,241	$ 4,116	$15,463(B)(C)	$ (6,390)(D)	$44,430
Year ended June 30, 2007:					
Allowance for doubtful accounts:					
Current	$39,210	$14,095	$ --	$ (22,503)(A)	$30,802
Long-term	$ 7,696	$ 1,057	$ --	$ (456)(A)	$ 8,297
Deferred tax valuation allowance	$21,262	$ 9,716	$ 263	$ --	$31,241

(A) Doubtful accounts written off, less recoveries on accounts previously written off.

(B) Includes amounts related to foreign exchange fluctuation.

(C) Related to state deferred tax assets pertaining to net operating loss carryforwards.

(D) Related to surrender in disposition of subsidiaries, mergers and liquidations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
(Registrant)

August 28, 2009

By /s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary C. Butler (Gary C. Butler)	President and Chief Executive Officer, Director (Principal Executive Officer)	August 28, 2009
/s/ Christopher R. Reidy (Christopher R. Reidy)	Chief Financial Officer (Principal Financial Officer)	August 28, 2009
/s/ Alan Sheiness (Alan Sheiness)	Corporate Controller (Principal Accounting Officer)	August 28, 2009
/s/ Gregory D. Brenneman (Gregory D. Brenneman)	Director	August 28, 2009
/s/ Leslie A. Brun (Leslie A. Brun)	Director	August 28, 2009
/s/ Leon G. Cooperman (Leon G. Cooperman)	Director	August 28, 2009
/s/ Eric C. Fast (Eric C. Fast)	Director	August 28, 2009
/s/ Linda R. Gooden (Linda R. Gooden)	Director	August 28, 2009
/s/ R. Glenn Hubbard (R. Glenn Hubbard)	Director	August 28, 2009
/s/ John P. Jones (John P. Jones)	Director	August 28, 2009
/s/ Charles H. Noski (Charles H. Noski)	Director	August 28, 2009
/s/ Sharon T. Rowlands (Sharon T. Rowlands)	Director	August 28, 2009
/s/ Gregory L. Summe (Gregory L. Summe)	Director	August 28, 2009

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
71 Hanover Florham Park Associates LLC	New Jersey
ADP Atlantic, LLC	Delaware
ADP Belgium CVA	Belgium
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Business Services (Shanghai) Co., Ltd.	China
ADP Canada Co.	Canada
ADP Canada Holding Co.	Canada
ADP Commercial Leasing, LLC	Delaware
ADP Dealer Services Denmark ApS	Denmark
ADP Dealer Services Deutschland GmbH	Germany
ADP Dealer Services France SAS	France
ADP Dealer Services Italia s.r.l.	Italy
ADP Dealer Services UK Limited	United Kingdom
ADP Employer Services GmbH	Germany
ADP Europe SARL	France
ADP Europe S.A.	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP Group UK Limited	United Kingdom
ADP GSI France SAS	France
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity, Inc.	Vermont
ADP Nederland B.V.	Netherlands
ADP Network Services International, Inc.	Delaware
ADP Network Services Limited	United Kingdom
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Payroll Services, Inc.	Delaware
ADP Pleasanton National Service Center, Inc.	Delaware
ADP Screening and Selection Services, Inc.	Colorado
ADP Tax Services, Inc.	Delaware
ADP Tesoft Automocion Spain	Spain
ADP TotalSource Group, Inc.	Florida
ADP Vehicle Information Technology (Shanghai) Co., Ltd	China
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited (UK)	United Kingdom
Automotive Directions, Inc.	Wisconsin
Autosys GmbH	Germany
Business Management Software Limited	United Kingdom
Digital Motorworks, Inc.	Texas
Employease, Inc.	Delaware
VirtualEdge, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2009.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-46168, 333-10281, 333-10277, 333-110393, 333-146565, 333-147377, and 333-155382 on Form S-8 of our report dated August 28, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of Automatic Data Processing, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109," effective July 1, 2007 and the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statement No. 87, 88, 106, and 132(R)," effective June 30, 2007) appearing in this Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2009.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
August 28, 2009

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Gary C. Butler, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 28, 2009

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Christopher R. Reidy, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 28, 2009

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary C. Butler, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer
Date: August 28, 2009

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher R. Reidy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer
August 28, 2009